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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                               AMENDMENT NO. 2 TO
                                   FORM 10-SB


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                       INTERGLOBAL WASTE MANAGEMENT, INC.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

           CALIFORNIA                                   95-4776838
  (STATE OR OTHER JURISDICTION              (I.R.S. Employer Identification No.)
OF INCORPORATION OR ORGANIZATION)

                                 820 CALLE PLANO
                           CAMARILLO, CALIFORNIA 93012
           (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES INCLUDING ZIP CODE)

                                 (805) 388-1588
               (REGISTRANT'S TELEPHONE NUMBER INCLUDING AREA CODE)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                      NONE

        Securities to be registered pursuant to Section 12(g) of the Act:

                         COMMON STOCK, WITHOUT PAR VALUE

                        (TITLE OF CLASS TO BE REGISTERED)


The registrant had 60,921,556 shares of its common stock issued and outstanding as of July 31, 2001.


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                                TABLE OF CONTENTS


PART I ...........................................................................       4
ITEM 1.  DESCRIPTION OF BUSINESS .................................................       4
         SUMMARY .................................................................       4
         RISK FACTORS ............................................................       5
         INTRODUCTION ............................................................       8
             Overview of the Company and the Wastewater Treatment Market .........       8
             Overview of the Company's Products Under Development and Testing.....       9
         HISTORY OF THE COMPANY AND FORMATION ....................................      11
         RESEARCH AND DEVELOPMENT ................................................      12
         CAPITAL INVESTMENT ......................................................      13
         MARKETING AND SALES .....................................................      13
         MANUFACTURING ...........................................................      13
         REGULATORY AND ENVIRONMENTAL MATTERS ....................................      14
         PATENTS AND TRADEMARKS ..................................................      14
                  Patents ........................................................      14
                  Trademarks .....................................................      14
                  Domain Names ...................................................      14
         FOREIGN OPERATIONS ......................................................      14
                  IWM Espana, S.A. ...............................................      14
                  Hydra-Static Systems, Inc. .....................................      14
                  Other Foreign Operations .......................................      14
         EMPLOYEES ...............................................................      15
         OVERVIEW OF INDUSTRY/COMPETITION ........................................      15
                  Wastewater Treatment ...........................................      15
                  Underserved Markets ............................................      15
                  Current Wastewater Treatment Systems ...........................      16
                  Deep-Trench System/Non-Lagoon...... ............................      16
                  Flush-Tank System/Lagoon .......................................      16
                  Pull-Plug System/Lagoon ........................................      16
                  Instrumentation ................................................      16
                  Pricing ........................................................      17
         FORWARD-LOOKING STATEMENTS ..............................................      17
ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION ...............      17
             Six-Months Ended June 30, 2001 and 2000 .............................      17
                  RESULTS OF OPERATIONS ..........................................      17
                  REVENUES .......................................................      17
                  COST OF GOODS SOLD .............................................      17
                  SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES ..................      18
                  RESEARCH AND DEVELOPMENT .......................................      18
                  INTEREST EXPENSE ...............................................      18
             Calendar Year Ended December 31, 2000 and 1999 ......................      17
                  RESULTS OF OPERATIONS ..........................................      17
                  REVENUES .......................................................      17
                  COST OF GOODS SOLD .............................................      17
                  SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES ..................      18
                  RESEARCH AND DEVELOPMENT .......................................      18
                  INTEREST EXPENSE ...............................................      18
                  LIQUIDITY AND CAPITAL RESOURCES ................................      18
ITEM 3.  DESCRIPTION OF PROPERTY .................................................      19



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
ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT ..........      19
ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS ............      21
ITEM 6.  EXECUTIVE COMPENSATION ..................................................      23
ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS ..........................      25
ITEM 8.  DESCRIPTION OF SECURITIES ...............................................      25
         ADDITIONAL INFORMATION ..................................................      25
         SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS; MARKET DATA ..........      26
PART II ..........................................................................      26
ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
               RELATED STOCKHOLDER MATTERS .......................................      26
         Market Information ......................................................      26
         Holders .................................................................      26
         Dividends ...............................................................      26
ITEM 2.  LEGAL PROCEEDINGS .......................................................      27
ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ...........................      27
ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES .................................      27
               FOUNDERS ..........................................................      27
               KENSINGTON GROUP ..................................................      27
               HOSPITALITY ACQUISITION ...........................................      27
               POLYCAST TRANSACTION ..............................................      28
               HYDRA-STATIC TRANSACTION ..........................................      28
               NON-EMPLOYEE TRANSACTION ..........................................      28
               DIRECTOR TRANSACTION ..............................................      28
               AA CAPITAL VENTURES ...............................................
               THE INVESTOR RELATIONS GROUP ......................................
               SWARTZ INVESTMENT AGREEMENT .......................................      28
               THE PRIVATE FINANCING GROUP .......................................
ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS ...............................      28
ITEM 6.  REPORTS TO SECURITY HOLDERS .............................................      29
Part F/S .........................................................................      29
PART III .........................................................................   III-1
ITEM 1.  INDEX TO EXHIBITS .......................................................   III-1
SIGNATURES .......................................................................   III-1


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PART I

ITEM 1. DESCRIPTION OF BUSINESS.


        ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, INCLUDED IN THIS REGISTRATION STATEMENT, INCLUDING, WITHOUT LIMITATION, THE STATEMENTS UNDER "DESCRIPTION OF BUSINESS" AND "MANAGEMENT'S DISCUSSION AND ANALYSIS" ARE, OR MAY BE DEEMED TO BE, FORWARD-LOOKING STATEMENTS. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DISCUSSED IN SUCH FORWARD-LOOKING STATEMENTS ("CAUTIONARY STATEMENTS") INCLUDE: OUR INABILITY TO COMPETE EFFECTIVELY, ALTERNATIVE TECHNOLOGIES WHICH POSE COMPETITIVE THREATS, OUR INABILITY TO CONVERT OUR LICENSE INTO COMPLETE OWNERSHIP OF THE BIOLOC SYSTEM, OUR RELIANCE ON OUTSIDE SUPPLIERS FOR COMPONENTS, INTERRUPTION FROM OUR SERVICE PROVIDERS, OUR INABILITY TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, OUR EXPOSURE TO REGULATORY AND GENERAL ECONOMIC CONDITIONS IN OUR NON-U.S. OPERATIONS, OUR DEPENDENCE ON CAPITAL-RAISING EFFORTS AND LIQUIDITY FACTORS, INSUFFICIENT OPERATING CASH FLOW, OUR INABILITY TO ATTRACT AND RETAIN KEY PERSONNEL, OUR ENTERING INTO SUBSTANTIAL RELATED PARTY TRANSACTIONS ON TERMS LESS FAVORABLE TO US, OUR INABILITY TO MANAGE GROWTH, LACK OF REGULATION OF WASTEWATER MANAGEMENT, RETAINED CONTROL BY OUR PRINCIPAL STOCKHOLDERS, NO MARKET FOR OUR SECURITIES, OUR LIMITED OPERATING HISTORY, AND OUR DEPENDENCE ON SOPHISTICATED INFORMATION PROCESSING SYSTEMS. ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO INTERGLOBAL WASTE MANAGEMENT, INC. OR PERSONS ACTING ON BEHALF OF THE COMPANY ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY SUCH CAUTIONARY STATEMENTS.


SUMMARY

        InterGlobal Waste Management, Inc. (the "Company") specializes in the manufacturing, marketing and servicing of water quality instrumentation products for the aquaculture and wastewater treatment industries and has developed technologies for the intended expansion, commercialization, production and distribution of wastewater treatment, management and monitoring systems. These products are intended for use by animal breeders and other animal farms worldwide. To date, the only systems available to animal farm operators are costly customized wastewater treatment systems. No mass-produced wastewater treatment, management and monitoring products of the type being developed by us are currently available.

        We have undertaken the development of an innovative electrochemical process that rapidly and economically removes suspended solids from wastewater generated by animal feeding operations which we have named "BIOLOC." BIOLOC takes wastewater that has been prescreened to mechanically remove coarse solids, and processes it to remove the majority of the suspended solid material within the water stream and report the results back to the farmer. We anticipate that our BIOLOC system will be available by the third quarter of 2001.

        In addition to the BIOLOC system, we have made significant progress in the development of an environmental management system (the "Environmental Management System") which will be used to assist the animal farm operator in managing the environmental aspects of his business and in complying with United States Environmental Protection Agency (the "EPA") regulations. The Environmental Management System will also provide an audit trail for all of a farmer's irrigation and wastewater treatment programs. When combined with BIOLOC, the Environmental Management System provides a systematic approach to a review of current farm operations and their potential impact on the local environment.

        We also manufacture water instrumentation products including aquaculture and wastewater instrumentation products through our wholly owned subsidiary, Royce Instrument Corporation ("Royce"). Royce is a global supplier of high quality monitoring and control instrumentation and sensors designed for municipal and industrial wastewater treatment applications. The aquaculture instrumentation products produced by Royce are primarily used by fisheries to directly monitor the level of dissolved oxygen in ponds and automatically control the aeration system used to monitor and maintain acceptable levels of oxygen. This monitoring improves the survivability of fish and, as a result, the operation of the fishery. In addition, Royce will produce components for and assemble BIOLOC.


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RISK FACTORS

THE SECTOR IN WHICH WE OPERATE IS HIGHLY COMPETITIVE, AND WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY

        In the instrumentation business we face competition from entities with significantly greater financial resources, well-established brand names and larger customer bases. Furthermore, the numerous companies that may seek to enter our niche may expose us to greater price competition for our products and services and for our distribution network. In the wastewater treatment area, although we believe that, currently, there are no competing products, we expect significant competition to develop from traditional and new sources. To the extent these competitors are successful, we may face difficulties in developing the distribution network for our system, and introducing new services, such as refining and cleaning the leftover water from our system to make the water potable.

ALTERNATIVE TECHNOLOGIES POSE COMPETITIVE THREATS

        The wastewater management industry is subject to rapid and significant technological change, such as continuing developments in wastewater management technology and alternative technologies. In addition to our system, there are other technologies that may be deployed. Such new technologies may cause us to reconfigure or upgrade our system. In addition, wastewater management technologies may be developed that replace those that we use. Our success in improving and expanding our system and manufacturing operations will depend on our ability to anticipate or adapt to new technology on a timely basis. We will rely on third parties to develop and provide us with access to additional software, distribution and monitoring technology. The development of new technologies or the significant penetration of alternative technologies into our target market may either reduce the demand for our products and services, require us to devote important capital, human and technical resources to upgrade, reconfigure or replace our current or future technology or some combination of each of these.

WE MAY BE UNABLE TO CONVERT OUR LICENSE INTO COMPLETE OWNERSHIP OF THE BIOLOC SYSTEM

        In January 2000, we entered into an exclusive perpetual licensing agreement with IWM Proprietary, Ltd. for the use of the BIOLOC technology in exchange for our reimbursement of all costs incurred by IWM Proprietary, Ltd. in the development of the system. As of December 31, 2000, development of the BIOLOC technology by IWM Proprietary, Ltd. was substantially complete. Pursuant to this licensing agreement, we also acquired the rights to exploit the trade secrets, future patent rights of BIOLOC and the right to sublicense the BIOLOC system to third parties. Thomas Williams, our Chief Executive Officer and principal shareholder, owns 50% of IWM Proprietary, Ltd. See also Part I, Item 1, "History of the Company and Formation" and Part I, Item 5, "Directors, Executive Officers, Promoters and Control Persons." There is no guarantee that we will obtain the complete ownership of the BIOLOC system, and this could adversely impact our ability to market and sell the BIOLOC system. In addition, future financial difficulties of IWM Proprietary, Ltd., including, without limitation, bankruptcy, could affect the validity of our license and relegate us to a claim against a bankrupt estate.

WE RELY ON OUTSIDE SUPPLIERS FOR COMPONENTS

        Our system is comprised of many components. A majority of the components are not produced at our manufacturing facility. Therefore, conditions affecting our suppliers may disrupt the manufacturing of our system and our ability to provide products and services to our customers. However, none of our components is sole-sourced.


OUR COMPANY COULD SUFFER FROM AN INTERRUPTION FROM OUR SERVICE PROVIDERS



        We will outsource to third parties a significant portion of the components manufacturing, and, in international markets, the installation and ongoing maintenance and repair service for our system. We cannot assure that, in the event that we decide to replace our existing third-party contractors or to secure agreements with new third party contractors for our system, there will not be a delay in the process of locating third party installers or field service providers or in securing agreements with these parties, or that we will be successful in replacing or securing third party contractors at all. In addition, we cannot assure that we will not experience an interruption in installation or ongoing service from any significant installer or field service provider. Any of the foregoing could impair our ability to acquire or retain customers.





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IF WE CANNOT PROTECT OR ENFORCE OUR EXISTING INTELLECTUAL PROPERTY RIGHTS OR IF
OUR CONTEMPLATED PATENT APPLICATIONS DO NOT RESULT IN ISSUED PATENTS, WE MAY LOSE THE ADVANTAGE OF OUR RESEARCH AND MANUFACTURING ACTIVITY.


        Our ability to compete successfully will depend on whether we can protect our existing proprietary technology and manufacturing processes. We rely on a combination of patent and trade secret protection, non-disclosure agreements and cross-licensing agreements. These measures may not be adequate to safeguard the proprietary technology underlying our wastewater treatment systems. Employees, consultants, and others who participate in the development of our products may breach their non-disclosure agreements with us, and we may not have adequate remedies in the event of their breaches. In addition, our competitors may be able to develop products that are equal or superior to our products without infringing on any of our intellectual property rights. Moreover, we may not be able to effectively protect our intellectual property rights outside of the United States.

        Our failure to protect our existing proprietary technologies or to develop new proprietary technologies may substantially impair our financial condition and results of operations.

INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS BROUGHT AGAINST US COULD BE TIME CONSUMING AND EXPENSIVE TO DEFEND.

        In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. While we currently are not engaged in any intellectual property litigation or proceedings, we may become involved in these proceedings in the future. In the future we may be subject to claims or inquiries regarding our alleged unauthorized use of a third party's intellectual property. An adverse outcome in litigation could force us to do one or more of the following:

        o stop selling, incorporating or using our product that uses the challenged intellectual property;

        o       pay significant damages to third parties;

        o obtain from the owners of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; or

        o redesign those products or manufacturing processes that use the infringed technology, which may be economically or technologically unfeasible.

        Whether or not an intellectual property litigation claim is valid, the cost of responding to it, in terms of legal fees and expenses and the diversion of management resources, could be expensive and harm our business.

WE MAY FACE EXPOSURE TO REGULATORY AND GENERAL ECONOMIC CONDITIONS IN OUR NON-U.S. OPERATIONS

        We plan to expand our operations in and to target additional foreign markets where the wastewater management, economic, regulatory and farming conditions support our business plan. In addition, we may seek economic subsidies from foreign governments including, without limitation, governments of countries in Southeast Asia. There can be no assurance that these non-U.S. operations will be profitable or support our growth strategy. The risks inherent in our overseas business activities include, but are not limited to, unexpected changes in the regulatory environment, tariffs and other trade barriers, difficulties in managing international operations and potential foreign tax consequences, including repatriation of earnings and the burden of complying with foreign laws and regulations. Changes in the business or regulatory climate of any country in which we operate in the future, and currency fluctuations, could have a material adverse effect on our business. To reduce the risk, we intend to require payments in U.S. dollars.

OUR DEPENDENCE ON CAPITAL-RAISING EFFORTS AND LIQUIDITY FACTORS MAKES IT DIFFICULT TO PREDICT OUR SUCCESS IN COMPLETING THE DEVELOPMENT OF BIOLOC AND IN DEVELOPING OTHER PRODUCT LINES


        Royce is currently the sole source of our operating revenue. Our BIOLOC system is in its testing stages, and the mass manufacturing of our BIOLOC system has not started. Therefore, we are heavily dependent on capital infusions from investors to continue the testing phase of the development of our BIOLOC system. Although we anticipate that we will be able to begin mass production and distribution of our BIOLOC system in the next six months, this course of action will heavily depend on our capital-raising efforts. Furthermore, we are researching and developing other product lines for the gasification of solids and the conversion of effluent into potable water. Capital investment is necessary to continue with these research and development activities. The losses engendered by the continuation of this research and development and finalization of the testing of our system may be greater than the profits of Royce. In addition, the cost of additional capital may be expensive or contain restrictive provisions that limit our operations. Our capital-raising efforts may also require us to issue equity securities to lenders and financial intermediaries who assist us in raising capital, thereby diluting the ownership interest of existing shareholders.



        Based on our current use of cash, without obtaining additional funds we estimate that we will exhaust our cash supply by October 1, 2001. Should this occur, we will discontinue our efforts to produce the BIOLOC system until such funds become available. In such an event, management plans to reduce all costs and expenditures not related to the operations of Royce and its other acquired companies and may seek to sell the BIOLOC system. Nevertheless, under these circumstances, there is substantial doubt that the cash flows from the operations of Royce and the other acquired entities will be sufficient to sustain foreseeable on-going operations.



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DEMAND FOR OUR PRODUCTS AND SERVICES IS UNPROVEN

        There is no assurance that our new technologies will be accepted in the marketplace or that our prospective animal farm customers will have the capital resources necessary to purchase our products and services, although we intend to focus our marketing efforts, at least initially, on the more affluent of our prospective customers. See Part I, Item 1, "Introduction -- Overview of the Company and the Wastewater Treatment Market." Our success depends upon continued and growing demand by animal farm operators, the desirability of our products and services to animal farm operators and our ability to foster demand through our marketing efforts.

CURRENT OPERATING CASH FLOW IS INSUFFICIENT TO FUND PLANNED DEVELOPMENTAL COSTS


        Our principal products are still in the development stage and our continuing research and development, and selling, general and administrative costs associated with these products exceed the operating cash flow from Royce. See Part I, Item 1, "Research and Development." While management believes the cash flows from Royce will be positive into the foreseeable future, they are not expected to be adequate to cover the costs associated with the development and sale of the BIOLOC system and the Environmental Management System. In order to continue the development and initiate sales of these products, we are dependent on raising additional capital. We will seek additional financing if market conditions allow us to raise capital publicly or privately. We may be unsuccessful in raising sufficient capital at all or on terms that we consider acceptable. If we are unable to obtain funds on acceptable terms, our ability to complete the testing or develop, manufacture and market the BIOLOC system, or to develop any other new product, would be significantly impaired.


WE MUST ATTRACT AND RETAIN KEY PERSONNEL IN A TIGHT LABOR MARKET OR WE WILL BE UNABLE TO MANAGE OUR GROWTH

        There currently is intense competition for personnel with the qualifications we require. The loss of the services of key personnel or the failure to attract additional personnel as required could have a material adverse effect on our ability to grow. We are highly dependent upon the efforts of our existing senior management team. Although we have entered into employment agreements with some members of our senior management team (including Thomas Williams, Harold Katersky, Michael Handelman, Stephen McCorkle and Kwak Il-Hoon), these agreements do not obligate the employees to remain with us for any length of time. We believe that our future success will depend in large part on our ability to attract and retain qualified technical and sales personnel.

WE MAY NOT BE ABLE TO MANAGE OUR GROWTH, WHICH COULD HARM OUR BUSINESS
        If we are successful in implementing our business plan, our operations are expected to expand rapidly. This rapid expansion could place a significant strain on our management, and on our financial and other resources. Our ability to manage future growth, if it occurs, will depend on, among other things, our ability to:

        o       control expenses related to our business plan;

        o       maintain responsive customer service;

        o improve existing, and implement new, billing and collections systems and procedures, and expand operational support and administrative systems; and

        o expand, train and manage our employee base, in particular qualified sales, technical and managerial personnel.

        The failure to manage our growth effectively would impair our business and operational performance. We may not be able to maintain the quality of our operations, to control our costs, and to expand our internal management, technical, information and accounting systems in order to support our desired growth. We have implemented programs to address each of these issues.


SUBSTANTIAL RELATED PARTY TRANSACTIONS MAY HAVE BEEN ENTERED INTO ON TERMS LESS FAVORABLE TO US

        We have entered into a substantial number of related party transactions. See Part I, Item 7, "Certain Relationships And Related Transactions." No independent third party has determined the fairness or reasonableness of the terms or conditions of such transactions. Such transactions may have been entered into on terms that were less favorable to us than transactions that could have been entered into with an independent third party. However, it is our policy to engage in transactions that we believe to be fair and reasonable.


LACK OF REGULATION OF WASTEWATER MANAGEMENT AND THE TREATMENT OF WASTEWATER COULD ADVERSELY AFFECT OUR BUSINESS

        Effluent regulations, which are in the final stages of adoption, are likely to be adopted by the EPA in 2002. In states where rules are more stringent than those of the federal EPA, state regulations are controlling. Some states are also proposing additional regulations on farming operations. Although we anticipate the EPA to set forth guidelines regulating the wastewater disposal of animal feeding operations and concentrated animal feeding operations, and for those guidelines to be implemented in the regulations, no assurance can be given that this will occur. Any delays in the establishment or implementation of the final regulations may prevent

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us from achieving anticipated revenues. See Part I, Item 1, "Introduction --
Overview of the Company and the Wastewater Treatment Market."


THE ABSENCE OF ANY OPERATING HISTORY MAKES IT DIFFICULT TO PREDICT OUR SUCCESS


        Except for Royce, we have no operating history and we have none with respect to wastewater treatment systems. We have not yet commenced sales of what we believe will become our principal product, the BIOLOC system, which is still in a testing phase. Accordingly, there is no historical financial and operating data with respect to the wastewater treatment portion of our business.

SOPHISTICATED INFORMATION PROCESSING

        Sophisticated information processing systems are vital to our growth and our ability to achieve operating efficiencies and manage our business. We will rely on our proprietary systems to provide services, send invoices and monitor our operations. We could experience failures with these systems. Our third-party distributors are expected to work with us to develop software and databases to monitor and operate our centralized distribution system. We may be unable to implement these systems on a timely basis or at all, and these systems may not perform as expected. In addition, there may be other systems we have not identified that are required. Also, we may be unable to maintain and upgrade these systems as necessary.

RETAINED CONTROL BY OUR PRINCIPAL STOCKHOLDERS MAY CREATE CONFLICTS OF INTEREST OR OTHERWISE AFFECT OUR FUTURE


        The concentration of ownership of our stock may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, or a tender offer which could involve a premium over the price of our common stock. Currently, our executive officers, directors and greater-than-five-percent stockholders and their affiliates, in the aggregate, beneficially own approximately 78.38% of the outstanding common stock (not including shares issuable upon the exercise of options). If all of these stockholders were to vote together as a group, they would have the ability to exert significant influence over our board of directors and its policies as well as other significant corporate matters such as charter and bylaw amendments and possible mergers or corporate control contests.


THERE IS LITTLE OR NO MARKET FOR OUR SECURITIES AND SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF OUR SECURITIES

        A limited public market currently exists for our common stock. In the future, there can be no assurance that an active public market for any of our securities will ever develop or be sustained. As of the date of this filing, our common stock is anticipated to be quoted on the NASDAQ Small Cap System. We expect to meet the requirements for listing of our common stock on the NASDAQ Small Cap Market and will apply for listing on the NASDAQ Small Cap Market after this filing is declared effective. See Part II, Item 1, "Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters -- Market Information."

        INTRODUCTION

        OVERVIEW OF THE COMPANY AND THE WASTEWATER TREATMENT MARKET


      We specialize in the manufacturing, marketing and servicing of water quality instrumentation products for the aquaculture and wastewater treatment industries and have developed technologies for the intended expansion, commercialization, production and distribution of wastewater treatment, management and monitoring systems. These products are intended for use by animal breeders and other animal farms worldwide. To date, the only systems available to animal farm operators are costly customized wastewater treatment systems. No mass-produced wastewater treatment, management and monitoring products of the type being developed by us are currently available. In addition, Royce, our wholly owned manufacturing subsidiary, is a global supplier of high quality monitoring and control instrumentation and sensors to the aquaculture and wastewater treatment industries. Approximately 19% of Royce's fiscal 1999 sales and 29.4% of its fiscal 2000 sales were derived from the sale of aquaculture instrumentation products. The remainder of our 2000 sales were derived from wastewater instrumentation products. Currently, Royce is our sole source of revenue; however, it is anticipated that the BIOLOC system will account for approximately 85% of our revenues in fiscal 2001.


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
        Typically, when animal farm operators need to treat the waste of their animals, the waste remains in settling ponds where it slowly decomposes. This type of disposal process creates severe and pervasive environmental problems for the land where the waste is stored. Settling ponds permit the waste to decompose naturally, but this process is extremely slow, contaminates the land where the ponds are located, and creates an environmental hazard as excess nutrients run off to neighboring water systems or seep into the soil. In addition to water pollution, the pervasive stench of animal excrement can pollute the air for miles, creating a further nuisance. Moreover, excessive rainfall can cause such systems to fail, which may result in extensive contamination of watersheds, damage to ecosystems and threats to human health. The waste disposal problems have manifested themselves as international emergencies which are evidenced by the outbreaks of contagious diseases as a result of animal waste disposal methods, or a lack thereof.


        The EPA is proposing regulations to establish guidelines governing the disposal of effluent or waste. The public comment period for the proposed regulations expired on July 30, 2001. The EPA has publicly predicted that final rules will be forthcoming by December 15, 2002, including promulgation of the National Pollutant Discharge Elimination System and the Effluent Limitations Guidelines for Feedlots. Upon adoption of the final rules, animal feeding operations and concentrated animal feeding operations will have three years from the date of adoption to comply with the regulations. The environmental concerns being addressed by the regulations include, without limitation, the ecological and human health effects resulting from manure from stockpiles, lagoons, or excessive land applications reaching waterways through runoff, erosion, spills or through groundwater. The regulations, if adopted, will specifically regulate the waste derived from animal feeding operations. We believe the adoption of these regulations will benefit our future business by requiring animal feeding operators to process waste in a more effective manner than the time-consuming and environmentally threatening processes which are deployed today. See Part I,
Item 1, "Overview of Industry/Competition -- Current Wastewater Treatment Systems." Any delays in the establishment or implementation of the final regulations may prevent us from achieving anticipated revenues. However, we do not believe that the sale of BIOLOC and the Environmental Management System is dependent on the passage of these regulations. The regulations should only serve to enhance the demand for BIOLOC and the Environmental Management System, and thereby increase our sales and revenues.


        Animal feeding operations include, but are not limited to, hog farms, dairies, cattle feedlots and poultry farms. The animal feeding operations market may be grouped in the following categories:

        o       Small independently run owner-operated animal farms;

        o Undersized medium-sized independently run owner-operated animal farms;

        o Medium-sized owner-operated animal farms contracted to or otherwise aligned with a corporate animal farm;

        o       Large owner-operated animal farms; and

        o       Corporate animal farms.

        We intend to focus our directed sales efforts on the medium to larger-sized animal farms with our initial focus on corporate animal farms. The size of these farms requires the animal farm operator to manage large amounts of waste and to comply with applicable EPA regulations. Once we have begun to penetrate the corporate animal farm segment of this industry, we will focus our sales efforts on the large and medium-sized owner-operated animal farms. The small independently run owner-operated animal farms typically do not generate large amounts of effluent and are less likely to need, or be willing to incur the expense of, the BIOLOC system or the Environmental Management System. Sales of the BIOLOC system are expected to be divided among the above industry categories as follows:

        o       Corporate animal farms (50%);

        o       Large owner-operated animal farms (30%);

        o Undersigned medium-sized owner-operated animal farms aligned with a corporate animal farm (15%); and

        o Undersized medium-sized independently run owner-operated animal farms (5%).

OVERVIEW OF THE COMPANY'S PRODUCTS UNDER DEVELOPMENT AND TESTING

        In response to the referenced environmental hazards and the possible implementation of regulations proposed by the EPA, we have undertaken the development of a solution -- the wastewater processing unit we have named "BIOLOC." BIOLOC uses an innovative electrochemical process that rapidly and economically removes suspended solids from wastewater generated by animal feeding operations. BIOLOC takes wastewater that has been prescreened to mechanically remove coarse solids, and processes it to remove the majority of the suspended solid material within the water stream. After exposure to an electrolytic cell, the primary reagent is mixed with the waste to form a floc. A polymer is then added to cause the resulting material to agglomerate. This facilitates the removal of the solids through a mechanical separation process. BIOLOC is controlled by an onboard microprocessor that is able to act as a data logger that collects data so that it can be reported back to the animal farm operator via the Internet and, when combined with BIOLOC, assist in the operation of the Environmental Management System. The information delivered to the animal farm operator by the onboard microprocessor provides confirmation that the water has been treated to suitable standards, and assists in the regulation of soil nutrients, moisture levels in the soil, lagoon levels and the disposal of treated water. In January 2000, we entered into an exclusive perpetual licensing agreement with IWM Proprietary, Ltd. which grants to us the rights to the BIOLOC system in exchange for our reimbursement of all costs incurred by IWM Proprietary, Ltd. in the development of the BIOLOC system. Pursuant to this licensing agreement, we also acquired the rights to exploit the trade secrets and future patent rights of BIOLOC and the right to sublicense the BIOLOC system to third parties. Thomas Williams, our Chief Executive Officer and principal shareholder, owns 50% of IWM Proprietary, Ltd. See Part I, Item 7, "Certain Relationships and Related Transactions" and Note 13 of Part F/S, "Financial Statements." As of December 31, 2000, development of the BIOLOC technology by IWM Proprietary, Ltd. was substantially complete.


        BIOLOC consists of a suite of five monitoring and control devices which are comprised of the following:

        o a number of soil moisture sensors that provide accurate measurements of moisture in the soil by volume;

        o a lagoon level sensor that is installed in the animal farm operator's holding lagoon and alerts the farmer if freeboard levels within the lagoon are exceeded;

        o an integrated weather station that monitors temperature, humidity, rainfall, wind direction and barometric pressure;

        o a control unit that receives input from the soil moisture sensor, the lagoon level sensor and the integrated weather station; and

        o an additional control device that assists the animal farm operator in responding to data gathered by all components of the system and controls critical farm devices such as effluent irrigators.

        Our BIOLOC system will also assist the animal farm operator in balancing chemicals in the soil. As a result, there will be little to no chemical imbalance thereby significantly reducing the general hazards to the environment.

        BIOLOC will be easy to ship and install. The system is a self-contained unit which may be shipped directly to a farm and quickly made operational. The system is positioned on a prepared infrastructure between the shed, where the animals are fed, and the lagoon or sump, where the waste is held. The effluent coming out of the shed is channeled to BIOLOC. The treated, improved, effluent is then flushed out to the lagoon. Our system does not yet produce potable water, but we are in the process of developing a number of enhancements that are expected to accomplish this level of treatment. In its current configuration, the system produces a water quality that can immediately be irrigated onto pastures or crops in a sustainable manner. Odors emanating from the farm are significantly reduced and the general environment in and around the farm is greatly improved.

        The initial pilot plant for the system was built in Utah on September 1, 1998. An onsite working model was constructed in the Hunter Valley in New South Wales, Australia, in 1999, and this plant was used to test new components, further develop the technology deployed in our system and confirm that these concepts worked correctly. A demonstration unit has been constructed in Brisbane, Australia to enable us to analyze the system further and to optimize and refine its design. A portable unit of our system has been tested in Mississippi, and three similar units are presently being tested in the southeastern United States. These pilot systems have been in use for the past ten months and have provided consistent, positive results. Fully mechanized production of our BIOLOC system is anticipated to begin by the third quarter of 2001.

        We recently completed the acquisition of Hydra-Static Systems, Inc. ("Hydra-Static"), a developer of high voltage and water treatment technologies. Hydra-Static products provide safe, efficient and economical treatment solutions to residential, municipal and complex industrial water treatment problems. Hydra-Static products are available independently or are capable of being integrated into various complete treatment systems, such as BIOLOC. Hydra-Static's flagship device, named the "Harpoon," introduces different voltages to feed water thereby producing disinfected water without interruption or the need for chemicals. We intend to integrate the Harpoon as a component of BIOLOC. We also intend to further develop the Harpoon to allow BIOLOC to produce potable water. See Part I, Item 1, "History of the Company and Formation" and
Part II, Item 4, "Recent Sales of Unregistered Securities -- Hydra-Static Transaction."


        Our wastewater treatment system will be affordable to manufacture and, in comparison to customized systems that are presently available to animal farm operators, cost-effective to own and operate. Customized systems are designed on a per farm-basis and cost, in our estimation, an average of approximately $250,000 each to develop and build. Given the high cost of the equipment, customized systems tend to be utilized by only the largest animal farm operators. To our knowledge, only a limited number of customized systems are currently in use worldwide. We believe that usage of customized systems is limited because of the significant costs incurred in developing and building such systems. By comparison, we anticipate that the per unit retail price of our system will be approximately $45,000. See Part I, Item 1, "Overview of Industry/Competition -- Pricing."


        In addition to the BIOLOC system, we have made significant progress in the development of our Environmental Management System which will be used to assist the animal farm operator in managing the environmental aspects of his business (including, without limitation, monitoring soil nutrients, moisture levels and the suitability of treated water) and in complying with EPA regulations. In addition, the Environmental Management System will provide an audit trail for all of the farmer's irrigation and wastewater treatment programs. When combined with BIOLOC, the Environmental Management System provides a systematic approach to a review of current farm operations and their potential impact on the local environment. The Environmental Management System will also be sold as a separate item for an annual per user license fee currently contemplated to be $79 for up to two users, $199 for five users and $249 for ten users. Generally, each animal farm operator will be required to purchase a separate license for each animal farm.



        We currently anticipate that our development efforts for the first generation Environmental Management System should be completed by December 2001. Our first Environmental Management System will focus on animal feeding operations, but we intend to adapt the Environmental Management System for application in all types of farming operations including, without limitation, horticulture, forestry and aquaculture, and for other types of industries including golf courses, vineyards and food processing facilities.


        Implementation of our products should improve an animal farm operator's bottom-line profit. We believe that the improvement of the environment within the barns of animal farm operators will reduce the mortality rates of hogs or other livestock, improve the working conditions for, and the productivity of, farm employees and reduce the risk of expensive fines for regulatory violations. We expect that products that specialize in disposing of wastewater in a manner that contributes to the overall environmental maintenance and clean-up of animal feeding operations will address a significant need in a large market.


        While it is anticipated that BIOLOC will account for approximately 85% of our fiscal 2001 revenues primarily through presales to distributors, Royce is currently our sole source of revenues. Royce is a global supplier of high quality monitoring and control instrumentation and sensors designed for municipal and industrial wastewater treatment applications. The aquaculture instrumentation products produced by Royce are primarily utilized by fisheries to directly monitor the level of dissolved oxygen in a pond and automatically control the aeration system used to monitor and maintain acceptable oxygen levels. This monitoring improves the survivability of fish and, as a result, the operations of the fishery. In addition, Royce will produce components for and assemble BIOLOC.


HISTORY OF THE COMPANY AND FORMATION

        Our company was incorporated in California on January 12, 2000. On June 23, 2000 we acquired all of the issued and outstanding shares of capital stock of Royce from Royce's former shareholders, for a purchase price of $391,857 in cash (which was used to redeem a portion of the Royce shares) and 272,096 shares of our common stock valued at $408,144 or $1.50 per share (which were issued to the remaining Royce shareholders). The common stock valuation equaled the price per share paid in contemporaneous sales of shares to The Kensington Group. See
Part II, Item 4, "Recent Sales of Unregistered Securities -- Kensington Group." The manufacturing of the BIOLOC system will take place at the Royce facilities located in New Orleans, Louisiana. Royce will produce certain controllers and suspended solid sensors for BIOLOC and the remaining components will be produced by one of 12 other vendors, none of whom are affiliated with us. On September 8, 2000 we formed InterGlobal Waste Management Espana, S.A. ("IWM Espana, S.A."), located in northeastern Spain, to sell our products to animal feeding operations in the region.

        On October 25, 2000, pursuant to an Agreement and Plan of Merger, we issued an aggregate of 2,914,913 shares of common stock, or approximately 5% of the Company on a fully-diluted basis, to certain creditors of Hospitality Companies, Inc., a Texas corporation ("Hospitality"), and Halter Financial Group, Inc. ("Halter"). Such shares were issued in accordance with Section 1145 under the United States Bankruptcy Code. Accordingly, the transaction was exempt from the registration requirements of Section 5 of the Securities Act of 1933, as amended (the "1933 Act"). We formed a wholly owned subsidiary, IWM Subsidiary, Inc., to effect the Agreement and Plan of Merger. At the time of the merger, Hospitality had no assets, liabilities, or operations. In effect, Hospitality was recapitalized with the resultant capital offset by the purchase price of $4,372,370, or $1.50 per share. The common stock valuation was established through arms-length negotiations and equaled the price per share paid in contemporaneous sales of shares to The Kensington Group. See Part II,
Item 4, "Recent Sales of Unregistered Securities -- Kensington Group." The Private Financing Group acted as financial advisor to the Company. The Private Financing Group provided strategic advice and introduced us to Halter, and for these services was paid $350,000 and received 1,457,456 shares of common stock valued at $2,186,184, or $1.50 per share, as advisory fees, which amounts are included in selling, general, and administrative expenses. Jay Bartelstone, Managing Director of the Private

Financing Group, and its sole owner, is a director of the Company. See Part I,
Item 7, "Certain Relationships and Related Transactions." Halter identified Hospitality as a target company for the transaction and was paid, in addition to being issued shares of common stock as a creditor of Hospitality, $360,000 for merger transaction services, which is included in selling, general, and administrative expenses. We entered into this transaction to expand our shareholder base and assist in the creation of a market for shares of our common stock.

        On January 24, 2001, we completed the acquisition of all of the shares of PolyCast, Inc., a Louisiana corporation. PolyCast is a specialty polymer molding company that uses liquid polymers to produce prototypes, electronic encapsulations, potting and parts that are not manufacturable with other polymer processing techniques. Certain sensors produced by Royce are required to be encased in liquid polymer and sealed. As a result of the acquisition, PolyCast will now manufacture the polymers that encapsulate the sensors produced by Royce. The PolyCast shareholders exchanged 100% of their common stock for 200,000 shares of our common stock. The shares of common stock issued by us were valued at $1.50 per share, which price equals the price per share paid in contemporaneous sales of shares to The Kensington Group. See Part II, Item 4, "Recent Sales of Unregistered Securities -- Kensington Group."

        On April 12, 2001, we completed the acquisition of Hydra-Static, a developer of high voltage and water treatment technologies. The Hydra-Static shareholders exchanged 100% of their shares of common stock for $200,000 in cash and 276,923 shares of our common stock valued at $1,800,000, or $6.50 per share. The agreement also included the forgiveness of advances to Hydra-Static of up to $300,000. In addition, under the terms of the agreement, in the event that the average closing price of our stock during the first ten days that the stock is traded on a recognized stock exchange is less than $6.50 per share, then we will issue additional shares to the Hydra-Static shareholders so that the value of the number of shares of common stock issued to the Hydra-Static shareholders is equal to $1,800,000. This valuation of our common stock was determined through arms-length negotiation between the parties. In addition, the Hydra-Static shareholders received options to purchase 1,000,000 shares of our common stock at an exercise price $6.50 per share. The options are exercisable for a period of five years from the date of grant. In the event that the average closing price of our stock during the first ten days that the stock is traded on a recognized stock exchange is less than $6.50 per share, then the strike price for the options shall be adjusted to such average closing price. See Part II,
Item 4, "Recent Sales of Unregistered Securities -- Hydra-Static Transaction."


        We are led by a seven-member senior management team with experience in agribusiness, business development, marketing, mergers and acquisitions. As of June 30, 2001, we had 36 employees at our corporate headquarters, 79 employees at our manufacturing facilities and six employees in our foreign distribution divisions.


RESEARCH AND DEVELOPMENT


        We focus on research, development and marketing of cost-effective, sustainable technologies to treat wastewater. To date, most of our research and development activities have been concentrated on the BIOLOC system. In addition, we are in the process of developing and refining a gasification process for burning the solids separated by the BIOLOC process. Also, as previously mentioned, we are developing a process using the Harpoon to further treat the liquid emanating from the BIOLOC process to convert it into potable water. Since our inception, we have spent a total of $4,938,461 for research and development ($2,135,231, including stock-based compensation of $158,396, for the period between January 12, 2000 through December 31, 2000 and $2,803,230, including stock-based compensation of $1,208,262, for the six months ended June 30, 2001).



        We paid IWM Proprietary, Ltd., an Australian company, $3,407,420 (including stock-based compensation of $1,366,658 related to stock options issued by the Company to an employee of IWM Proprietary, Ltd.) for costs and expenses incurred for research and development of the BIOLOC system through June 30, 2001. We have an exclusive, perpetual licensing agreement which grants to us the rights to the BIOLOC system in exchange for our reimbursement of all costs incurred by IWM Proprietary, Ltd. As of December 31, 2000, development of the BIOLOC technology by IWM Proprietary, Ltd. was substantially complete. We also have the right to exploit the trade secrets and future patent rights of BIOLOC and the right to sublicense the BIOLOC system to third parties. Thomas Williams, our Chief Executive Officer and principal shareholder, owns 50% of IWM Proprietary, Ltd. See Part I, Item 7, "Certain Relationships and Related Transactions" and Part I, Item 1 "Risk Factors -- We May Be Unable to Acquire Complete Ownership of the BIOLOC System."


        In June 2000, we entered into an agreement with Photonic Sensor Systems, Inc. ("Photonic"), whereby Photonic granted us the exclusive, worldwide license to use and sell its optical sensor chip technology in five new applications to be developed by Photonic. We intend to market this technology throughout the world. The agreement with Photonic will remain in effect until April 14, 2014, the expiration of US Patent #5,623,561, which patent protects Photonic's optical sensor chip technology. Photonic has retained the exclusive right to make or have made the optical sensor chips. We agreed to purchase from Photonic, beginning in 2005, not less than $2 million of optical sensor chips per year; beginning in 2007, the minimum purchase requirement increases to $3 million per year for the balance of the term of the agreement. The purchase price per chip will be determined in good faith by the parties and will be based on volume levels and similar products. We are bound to the terms of the minimum purchase requirements regardless of market conditions or customer demand for the product. In entering into this agreement, we acquired an exclusive license for the use of the Photonic optical sensor technology which has the ability to detect and


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


quantify the presence of a wide range of chemicals in both liquid and gas environments. The most common use of the Photonic optical sensors is the detection of ammonia in liquids. While these sensors will not be incorporated in or sold as part of the BIOLOC system, they nevertheless have a commercial application for the constant monitoring and detection of ammonia in industrial wastewater treatment plants or in groundwater, well water, lakes, streams, rivers and oceans, which applications we intend to exploit and develop. The terms of this agreement also allow us to develop additional applications for the optical sensors.



        In addition to the purchase requirements described above, we also agreed to pay Photonic $250,000 within six months of the execution of the agreement for the development of the first new application for the optical sensor chip technology. Subsequent payments totaling $1,000,000 are payable over a period of not less than four years, at a rate not less than $250,000 per year. For the six months ended June 30, 2001 and the period from January 12, 2000 to December 31, 2000, we paid Photonic $80,000 and $170,000, respectively, which was charged to research and development expense.


CAPITAL INVESTMENT

        Currently, Royce, our manufacturing subsidiary, is our sole source of operating revenues. Our wastewater treatment system is in its testing stages, and the mass manufacturing of our BIOLOC system has not started. Therefore, we are heavily dependent on capital infusions from investors to continue the testing phase of the development of our system. Although we anticipate that we will be able to begin mass production and distribution of our system within the next six months, this course of action will heavily depend on our capital-raising efforts. Furthermore, we are researching and developing other product lines for the gasification of solids and the conversion of effluent into potable water. Capital investment is critical to the continuation of such research and development efforts. The losses engendered by the continuation of our research and development efforts and finalization of the testing of our system may be greater than the profits of Royce, which has been in operation for 14 years. See Part I, Item 2, "Management's Discussion and Analysis -- Results of Operations."



        In April, 2001, we entered into a Letter of Agreement with Swartz Private Equity, LLC ("Swartz") for a private equity financing line of up to $40 million. The terms of the Letter of Agreement were further delineated in an Investment Agreement (the "Investment Agreement") which was executed in July 2001. Pursuant to the terms of the Investment Agreement, after this registration statement is declared effective we shall have the right to require Swartz to buy shares of our common stock subject to an effective registration statement covering the shares to be purchased and the shares issuable upon exercise of the warrants described below. Such shares will be purchased on the twentieth business day following delivery of a notice to Swartz of our intent to exercise our rights under the Investment Agreement. In no event will Swartz be required to purchase in excess of (i) 1,500,000 shares of common stock at any one time,
(ii) a number of shares representing more than 20% of the aggregate daily trading volume for shares of our common stock for the 20 business days following delivery of the notice referred to above (the "Put Period"), (iii) a number of shares which, when multiplied by the per share purchase price, exceeds $2.0 million, or (iv) a number of shares which, when added with all shares purchased by Swartz during the 61 days preceding the purchase of shares, exceeds 9.9% of the number of outstanding shares of our common stock. The purchase price for the shares of common stock shall equal the lesser of (i) the average of the three lowest volume weighted average prices during the Put Period ("Market Price") less $0.25 or (ii) 93% of the Market Price. As compensation for entering into the Letter of Agreement, Swartz received warrants, exerciseable for a period of five years, to purchase 1,700,000 shares of our common stock at an exercise price of $1.50 per share. In addition, upon execution of the Investment Agreement, Swartz received warrants to purchase 700,000 shares of common stock (the "Additional Warrants"). The Additional Warrants, which are exerciseable for a period of five years, vest from the date of execution of the Investment Agreement at the rate of 140,000 shares every six months. The Additional Warrants have an exercise price equal to the lowest closing price for shares of our common stock for the five trading days prior to the date they vest. The Private Financing Group, which is owned by Jay Bartelstone, one of our directors, received cash and warrants for services rendered in connection with the execution of the Investment Agreement. See Part I, Item 7. "Certain Relationships And Related Transactions."


MARKETING AND SALES


        The primary markets for our BIOLOC wastewater treatment system are domestic and foreign. For domestic markets, we are in the process of establishing a separate wholly owned subsidiary that we have named "Force 21." This subsidiary will employ a full-time sales force that will market the BIOLOC system to hog and dairy farmers throughout the United States. Force 21 is anticipated to be operational in August 2001. The costs involved in establishing Force 21, including incorporation fees, are not expected to exceed $75,000. In addition, operational expenses for Force 21, including salaries and wages, employee benefits, travel expenses, office expenses and marketing expenses, are anticipated to be approximately $1,400,000 for the period from the date of inception of Force 21 through December 31, 2001.



            Our foreign marketing efforts will be directed at Asia, Europe and Canada. For Asia, we are in the process of establishing a wholly owned subsidiary in Vietnam as a foreign corporation. It is anticipated that this entity will have no more than two employees and that the start-up and operational expenses will be minimal. We also plan to enter into distribution agreements with local companies in other Asian countries. In Canada, we have entered into a three year exclusive distributorship agreement with ABM Technologies. ABM Technologies is the exclusive distributor of BIOLOC in Canada. In Europe, we have established a wholly owned subsidiary in Spain, IWM Espana, S.A., to market BIOLOC in Spain. The costs in establishing IWM Espana, S.A. were approximately $35,000 and operational expenses are expected to be approximately $525,000 per year. We recently completed the acquisition of Hydra-Static Systems, Inc. in Barrie, Canada. The costs in acquiring Hydra-Static Systems, Inc. were $200,000 paid in cash and 276,923 shares of our common stock valued at $1,800,000. We also forgave advances of up to $300,000. Operational expenses are expected to be $750,000 per year. We have also entered into an exclusive distributorship agreement with the Blue Apple Company to distribute the BIOLOC system in Belgium, the Netherlands, Denmark, Luxembourg, Switzerland and Italy. We also intend to utilize other local European distributors in other countries.



        Royce has traditionally used manufacturer's representatives in the United States (approximately 35), and local distributors internationally to market its products worldwide. Most of the domestic manufacturers' representatives will be phased out and replaced by direct sales people working for Force 21, our wholly owned distribution subsidiary, a corporation anticipated to be incorporated in California.


        Primary markets for our water quality instrumentation products include the municipal wastewater treatment industry, aquaculture industry (fisheries), and industrial environmental measuring and monitoring sectors.

MANUFACTURING

        The manufacturing of our water quality instrumentation products is performed by our manufacturing subsidiary, Royce, in New Orleans, Louisiana. Certain products produced by Royce will be used in the BIOLOC system. We intend to assemble our wastewater treatment units at our Royce facilities. Beyond the manufacturer's warranty, we have established a maintenance reserve in our maintenance contract to provide for the full replacement of any component in the BIOLOC system. By standardizing pumps, circuit boards, motors and other components, we can arrange for the refurbishment of components for subsequent use in maintenance repairs. Royce also manufactures monitoring and control instrumentation and sensors primarily for use in the aquaculture industry.

REGULATORY AND ENVIRONMENTAL MATTERS

        Wastewater treatment activities are subject to regulation pursuant to the Clean Water Act of 1988 and the Safe Drinking Water Act, enacted in 1974. The Clean Water Act of 1988 and the Safe Drinking Water Act are the two major laws that help protect the quality of the United States' water resources. Regulations promulgated pursuant to these laws include various effluent guidelines for feedlots that are in the comment stages, and it is anticipated that the EPA will enact the regulations in 2002. To our knowledge, the development of our BIOLOC system is not subject to review by the EPA, although we have sought input from the EPA in the development and testing of the BIOLOC system.

        In states where rules are more stringent than those enforced by the federal EPA, state regulations are controlling. Some states are proposing additional regulations on farming operations, some of which may serve to strengthen the market for BIOLOC. Pollution discharges are not confined to water. The emission of air pollutants from these operations are also regulated under the Clean Air Act.

PATENTS AND TRADEMARKS

        PATENTS


        We own the patent captioned "Antifouling Electrochemical Gas Sensor" (U.S. patent number 4,772,375). This patent was approved on September 20, 1988. We believe that various proprietary aspects of our BIOLOC system and the related processes for treating wastewater may qualify for patent protection. We anticipate that we will apply for a process patent on the BIOLOC system. In connection with the acquisition of Hydra-Static, we acquired the rights to the patent pending entitled "Electrostatic Purifying Device and Method of Purifying a Fluid" (U.S. patent pending number 09/584,365). The Company has applied for a patent on the "Harpoon" system.


        We anticipate that we will apply for a patent on the Hydra-Static "Harpoon" system in certain foreign countries including, without limitation, Canada, Europe, Thailand, Vietnam and Australia.

        TRADEMARKS

        We have filed registration applications for the trademark "BIOLOC." We own the trademark for the "R" in our manufacturing subsidiary's name of Royce, which was granted on September 19, 2000, as well as the trademark for "Royce Technologies," which was granted on November 14, 2000.

        DOMAIN NAMES

        We have also registered the following domain names with the United States Department of Commerce division of InterNIC:

        www.interglobalwaste.com
        www.myiwm.com
        www.myfarmhome.com
        www.force21.com
        www.myforce21.com

FOREIGN OPERATIONS

        IWM ESPANA, S.A.

        We have established a wholly owned subsidiary in Vic, Spain, the agricultural capital of the Catalonia Region, just north of Barcelona. Our Spanish company was formed to sell our wastewater treatment and management system directly to animal farm operators in Spain. See Part I, Item 1, "History of the Company and Formation," Part I, Item 1, "Marketing and Sales" and Part I,
Item 3, "Description of Property."


        HYDRA-STATIC SYSTEMS, INC.

        In April 2001, we completed the acquisition of Hydra-Static Systems, Inc., located in Barrie, Canada, a developer of high voltage and water treatment technologies. We intend to integrate the Harpoon, one of Hydra-Static's products, as a component of BIOLOC. We also intend to further develop the Harpoon to allow BIOLOC to produce potable water. See Part I, Item I, "History of the Company and Formation."


        OTHER FOREIGN OPERATIONS

        We are in the process of establishing a wholly owned subsidiary in Vietnam as a foreign corporation. The start up and annual operational expenses of the Vietnam subsidiary are expected to be minimal and it is anticipated to have not more than two employees.

        We believe that there are markets for our BIOLOC system throughout the world as the problems it addresses are encountered in most countries and these problems must be addressed to preserve or restore the quality of the environment.


EMPLOYEES


        As of June 30, 2001, we had 118 full-time employees and three part-time employees. Of our total employees, sixteen worked in management, eleven in finance/accounting, 22 in sales and marketing, five in information systems, two in software, eleven in administration, three in purchasing and 51 in manufacturing.


OVERVIEW OF INDUSTRY/COMPETITION

        WASTEWATER TREATMENT

        We believe that we have a head start on competition in our industry. The only current alternatives available to animal farm operators are costly, customized wastewater treatment systems which do not fit into the same capital or operational cost profile as the wastewater treatment system currently being developed by us. See Part I, Item 1, "Introduction -- Overview of the Company's Products Under Development." See also "-- Pricing" below.

        The wastewater treatment instrumentation and control market consists of hundreds of domestic and international suppliers that compete with us. Most of these are suppliers to the industrial applications markets. The wastewater treatment industry has become an attractive "new" market for larger instrument manufacturers as the reduction in new industrial installations over the past decade has caused such manufacturers to focus on alternative markets such as treatment systems for animal feeding operations. Our prospective competition may be placed into two primary categories:

        a. small, innovative instrument companies that offer some level of uniqueness to the industry; and

        b. large industrial suppliers that feel that wastewater treatment is a growth market to which they can introduce their existing industrial products.

        UNDERSERVED MARKETS

        While animal waste does not present the same degree of human health issues as human sewage, it has the same or greater impact on the environment. The United States produces approximately 10% of the world's pork, 15% of the world's dairy products, and 25% of the world's beef. There are approximately 450,000 animal feeding operations in the United States alone. Of these, 16,000 are very large operations, each often producing more fecal-contaminated wastewater than a large city. Of the remaining animal feeding operations, approximately 60% are target customers in that they are estimated to be of a suitable size to economically deploy our BIOLOC system. This means that there are over 276,000 identified potential users for our product in the United States alone.

        Currently, we face limited competition in the sale of our wastewater treatment and management system as there are few competitors in this market segment. However, various engineering and other entities may attempt to develop competing systems as this market grows. In addition, our products are not yet commercially available so we are unable to determine their actual market acceptance or performance. No assurance can be given that our products will achieve market acceptance or perform as designed or pursuant to specifications. Even faced with the possibility of increased competition, there are a number of elements which make our BIOLOC system unique and provide us with a competitive advantage:

        o To our knowledge, there is presently no similar alternative on the market;

        o We believe that our system provides the most cost-effective wastewater treatment process available;

        o We are the first to offer animal feeding operations a largely automated and fully customizable environmental management system;

        o Our system is fully automated and serviced by us, allowing the animal farm operator to focus on other aspects of operations;

        o Our system comes with a personal computer that will provide access to the Internet for online services, support and information; and

        o Our system, when combined with the Environmental Management System, produces a complete audit trail and provides comfort to the animal farm operators that licensing requirements and other regulations are being complied with; when out of compliance, the animal farm operator is made aware of the fact and may report it as required to the appropriate regulatory agency.

        CURRENT WASTEWATER TREATMENT SYSTEMS

        Currently, there are two broad categories of wastewater management procedures deployed by the hog-raising industry: lagoon systems and deep trench systems that do not have a lagoon. Lagoon systems include the pull-plug system and the flush-tank system.

        DEEP-TRENCH SYSTEM/NON-LAGOON

        The deep-trench system does not necessitate a lagoon to hold the wastewater. The wastewater is held in deep trenches below the floor of the barns. These trenches range in depth from two feet up to nine feet. The trenches extend the entire length and width of the barn. The wastewater is on the average removed once a year. Therefore, there is only a minimal amount of wastewater removal under this system. There is no need to add or remove water from the trenches except when the trench is being emptied. These types of systems are usually installed in colder climates. The reason for this is that with a lagoon system there is extra piping installed to move the water from the barns to the lagoon and then back into the barns. The pipes can freeze in cold weather. In addition, the anaerobic action of a lagoon is hampered by cold weather. There is a minimal amount of plumbing required in a deep-trench system, due to the fact that the wastewater is only moved annually. The problem with this type of treatment is that the wastewater is not treated in a timely manner, but rather is left to decompose, creating malodorous, often hazardous working conditions within the shed.

        FLUSH-TANK SYSTEM/LAGOON

        The flush-tank system requires the use of a lagoon, as well as recycling pumps, flushing tanks, and extensive plumbing. The flush-tank system also requires a trench under the barn usually ranging from a depth of one foot to three feet. The lagoon is used to hold the wastewater until it is used for irrigation or to clean the barns.
Within the lagoon itself, anaerobic action takes place to help break down the solids and nutrients in the wastewater. The recycling pump circulates water through piping to flush tanks. The flush tanks are placed at the head of the barns where the trenches are the most shallow. On a fixed time schedule, each tank will empty into the trench. The water will rush through the trenches, washing the waste from the trenches into a drain. This drain will then return the flushed water back into the lagoon by the route of piping. Once this has taken place, the recycling pump will once again start filling up the flush tank to begin the cycle over again. This system can be set on an hourly cycle to provide a daily flushing of the barns. Like the non-lagoon deep-trench system, the flush-tank system also creates environmental hazards due to its slow waste disposal process.

        PULL-PLUG SYSTEM/LAGOON

        The pull-plug system is very similar to that of the flush-tank system, except it does not require flush tanks. This system does require the use of recycling pumps, a lagoon and extensive plumbing and trenches underneath the barns. These trenches may have retaining walls built into them to customize the trenches to the desired size. The retaining walls assist in the control of the amount of wastewater that is returned to the lagoon at any given time. At each end of the trench or at the site of a retaining wall there is a drain with a pull plug placed in it. This pull plug is removed on a regular schedule with one plug being removed at a time. Once the trench has been drained, all the plugs are replaced into the drains. Thereafter, the recycling pump is activated. Through piping, the top water is extracted from the lagoon and returned back into the barns. At the head of each barn there is a valve that is turned on or off to control the volume of water entering into a given trench. In most cases the first trench is filled until it begins to overflow its dam. Once the first trench is full, the valve for that trench is turned off and the next pit begins to fill. The last trench in the barn has a plug with a hollow pipe in it to allow for overflow until the plug is pulled.

        INSTRUMENTATION

        The unique attributes which Royce has used effectively over its history of 14 years are its focus on high quality and innovative electronic sensor designs specifically directed at the wastewater treatment, aquaculture and water quality industries. While other small, entrepreneurial companies often introduce new unique designs, they seldom have the sales and marketing strength to promote those designs successfully.

        PRICING

        The cost to manufacture and sell BIOLOC is very attractive. Normally, it would cost on average an estimated $250,000 for a wastewater management company to develop and build a customized system for an independent animal farm operator. We anticipate being able to manufacture one unit of our system for approximately $22,000 per unit, with a decrease to approximately $20,000 per unit when we begin mass production and distribution of the units, and we contemplate a retail sales price per unit of approximately $45,000. Each unit will be able to process the effluent of approximately 5,000 to 7,000 pigs or approximately 1,000 head of dairy cows. These figures were calculated using an expected effluent treatment ratio of one litre per second based on tests conducted by us. Trials of one unit of our system have shown that the suspended solids in the wastewater stream may be reduced from 10,000 parts per million to under 150 parts per million. Other products and services from which we expect to derive revenues include consumables used in the process and replenished monthly, maintenance fees based on a weekly charge and the volume of water processed through the system, and service fees.

FORWARD-LOOKING STATEMENTS

        This registration statement contains forward-looking statements. We believe that statements of past and existing facts contained in this registration statement are accurate to the best of our knowledge, or are from reliable sources, and that forward-looking statements contained in this registration statement are reasonable based upon present knowledge, intentions and circumstances. However, we cannot and do not warrant, assure or guarantee the accuracy or achievement of any forward-looking statements.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION


        Six-Months Ended June 30, 2001 and 2000

        The following is a discussion of our consolidated financial condition for the six-month period ended June 30, 2001 compared to the six-month period ended June 30, 2000. For discussion purposes, we believe our consolidation of the results of operations of the Company for the period from January 12, 2000 (Inception) to June 30, 2000 with the 175-day period ended June 23, 2000 (Predecessor), as compared to the results of operations for the six-month period ended June 30, 2001 is appropriate as the effects on operations due to the purchase of Royce are significant.


RESULTS OF OPERATIONS


        We recorded a net loss of $23,742,303 for the six-month period ended June 30, 2001 as compared to a net loss of $1,612,694 for the six-month period ended June 30, 2000.


REVENUES


        Total revenues were $3,232,558 for the six-month period ended June 30, 2001 and $2,909,448 for the six-month period ended June 30, 2000. The increase of $323,110 represented an 11.1% increase. The increase was due to significantly increased aquaculture sales offset somewhat by a slight drop in overall wastewater treatment sales. All aquaculture sales in the six-month period ended June 30, 2001 and for the six-month period ended June 30, 2000 were due to the catfish farming industry. Aquaculture revenues (domestic and international) were $1,274,744 for the six-month period ended June 30, 2001 and $716,420 for the six-month period ended June 30, 2000, resulting in an increase of $558,324. The increase is the result of several factors including across-the-board annual price increases ranging from 5% to 8% put into effect on January 1, 2001, a better sales performance from a more mature direct sales effort and the benefits of investing in an upgraded product line. Total wastewater instrumentation sales (domestic and international) were $1,907,356 for the six-month period ended June 30, 2001 and $1,592,543 for the six-month period ended June 30, 2000, resulting in an increase of $314,813. International wastewater sales were $558,197 for the six-month period ended June 30, 2001 and $758,708 for the six-month period ended June 30, 2000, resulting in a decrease of $200,511. Domestic wastewater sales were $1,349,159 for the six-month period ended June 30, 2001 and $833,835 for the six-month period ended June 30, 2000, resulting in an increase of $515,324. The increase in domestic wastewater sales was the result of across-the-board price increases averaging approximately 5% as well as a relatively poor demand for product experienced for the six-month period ended June 30, 2000. A drop in the value of the Euro as well as increased competition hurt international wastewater instrumentation sales significantly during the six-month period ended June 30, 2001.


COST OF GOODS SOLD


        Total cost of goods sold increased to $1,227,131 (38% of sales) for the six-month period ended June 30, 2001 from $1,137,268 (39% of sales) for the six-month period ended June 30, 2000. The increase in cost of goods sold is the result of two factors. Aquaculture components have a higher cost of goods sold (approximately 46%) than wastewater component sales and the significant increase in higher cost aquaculture sales had a negative impact on total cost of goods sold for the six-month period ended June 30, 2001. The increased competition both internationally and domestic, as well as the drop in the value of the Euro forced the Company to give greater discounts to retain market share resulting in a significant increase in cost of goods sold.


SELLING, GENERAL AND ADMINISTRATIVE EXPENSES


        Selling, general and administrative expenses increased to $22,990,633 in the six-month period ended June 30, 2001 from $2,460,695 in the six-month period ended June 30, 2000. Approximately $6,110,050 of this increase was related to the buildup of our marketing, sales and administrative infrastructure to support our planned new product sales. The hiring of additional sales, administrative and marketing personnel led to increases in wages and benefits paid, and increased purchases of office supplies. The remaining increase of $14,419,888 reflects an increase in stock-based compensation. Included in stock-based compensation for the six-month period ended June 30, 2001 is $2,600,000 related to 400,000 shares of common stock earned by the Private Financing Group, which is owned by one of our directors.


RESEARCH AND DEVELOPMENT


        Expenditures on research and development activities amounted to $2,803,230 in the six-month period ended June 30, 2001 and $904,443 in the six month period ended June 30, 2000. The $1,898,787 increase results from primarily the ongoing research and development costs of BIOLOC related to the continual improvement of the original BIOLOC design as we try to achieve clear water that is pathogen free. We presently have an exclusive, perpetual license agreement with IWM Proprietary, Ltd., which grants to us the rights to the BIOLOC system. IWM Proprietary, Ltd. was founded by Thomas Williams, our Chief Executive Officer, who also owns 50% of IWM Proprietary Ltd. IWM Proprietary, Ltd. presently owns the proprietary technology utilized in the BIOLOC system. In return for improving the original BIOLOC design for us, for the six-month period ended June 30, 2001, IWM Proprietary Ltd. was paid $1,813,030 (including stock-based compensation of $1,208,262) as compared with $710,653 (including stock-based compensation of $79,198) in the six-month period ended June 30, 2000, in reimbursement of its research and development expenses. Such amounts did not include any profit element, and IWM Proprietary, Ltd. is not entitled to any ongoing license fee.



        We paid $80,000 in the six-month period ended June 30, 2001 and $85,000 in the six-month period ended June 30, 2000 to Photonic in connection with an agreement whereby Photonic granted us the exclusive license to use and sell its optical sensor chip technology in five new applications to be developed by Photonic. These amounts were charged to research and development expense. See
Note 14 of Part F/S, "Financial Statements."


INTEREST EXPENSE


        Interest expense was $61,534 for the six-month period ended June 30, 2001 and $44,705 for the six-month period ended June 30, 2000, an increase of $16,829. Approximately $15,322 of the increase resulted from the increased borrowings used to finance capital acquisitions and research and development expenses. Approximately $1,507 of the increase resulted from an increase in interest rates during the period.


Calendar Year Ended December 31, 2000 and 1999


        The following is a discussion of our consolidated financial condition for the calendar year ended December 31, 2000 as compared to the calendar year ended December 31, 1999. For discussion purposes, we believe our consolidation of the results of operations of the Company for the period from January 12, 2000 (Inception) to December 31, 2000 with the 175-day period ended June 23, 2000 (Predecessor), as compared to the results of operations of Royce for 1999 is appropriate as the effects on operations due to the purchase of Royce are significant.


RESULTS OF OPERATIONS

        We recorded a net loss of $10,573,107 in 2000 as compared to a net loss of $166,994 for 1999.

REVENUES


        Total revenues were $6,360,088 for 2000 and $5,334,653 for 1999. The increase of $1,025,435 represented a 19% increase. The increase was primarily due to a significant increase in aquaculture sales. Aquaculture sales consisted solely of sales and servicing of pond monitoring products. These products included a dissolved oxygen sensor, a dissolved oxygen analyzer, a flotation buoy, radio communication devices and electronic control assemblies. All aquaculture sales in 1999 and 2000 were to the catfish industry. Aquaculture revenues were $1,869,913 for 2000 and $1,012,704 for 1999, for an increase of $857,209. Royce began its aquaculture operations in March of 1995 and took over the sales effort from an outside distributor in January of 1999. The increase is the result of several factors including a normal new product growth cycle, better sales performance from a more mature direct sales force, and the benefits of investing in an upgraded product line. Overall, total wastewater instrumentation sales were relatively stagnant in 2000. Total wastewater instrumentation sales were $3,595,150 for 2000 and $3,431,624 for 1999, a decrease of $163,526. International wastewater instrumentation sales were $1,419,708 for 2000 and $1,605,553 for 1999, a decrease of $185,845. A drop in the value of the Euro as well as increased competition hurt international wastewater instrumentation sales somewhat, but this was offset to some degree by a modest increase in domestic sales.


COST OF GOODS SOLD

        Total cost of goods sold increased from $1,985,505 (37% of sales) in 1999 to $2,705,300 (43% of sales) in 2000. The increase in cost of goods sold is the result of two factors. Aquaculture component sales have a higher cost of goods sold (approximately 47%) than wastewater component sales, and the significant increase in higher-cost aquaculture component sales was the primary reason for the overall increase in cost of goods sold. The increased international competition combined with the drop in the Euro forced us to give greater discounts to international customers in order to retain market share. International sales were 25.7% of total sales in 2000, down from 33.2% of sales in 1999.


SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES

        These expenses increased from $3,433,366 in 1999 to $11,963,909 in 2000. Approximately $5,657,927 of this increase relates to the buildup of our marketing, sales and administrative infrastructure to support our planned new product sales. The hiring of additional sales, administrative and marketing personnel led to increases in wages and benefits paid, and increased purchases of office equipment. Stock-based compensation of $2,409,908 was recorded in 2000 primarily related to common stock issued as advisory fees to the Private Financing Group and Halter for the merger in October, 2000. The remaining increase of $462,708 reflects an increase in selling costs associated with the increase in aquaculture component sales.

RESEARCH AND DEVELOPMENT


        Expenditures on research and development activities amounted to $2,244,021 in 2000 and $20,290 in 1999. The $2,223,731 increase results primarily from the ongoing research and development costs of BIOLOC. We presently have an exclusive, perpetual license agreement with IWM Proprietary, Ltd., which grants to us the rights to the BIOLOC system. IWM Proprietary, Ltd. was founded by Thomas Williams, our Chief Executive Officer, who also owns 50% of IWM Proprietary, Ltd. IWM Proprietary, Ltd. presently owns the proprietary technology utilized in the BIOLOC system. In return for developing the BIOLOC system for us, in calendar year 2000, IWM Proprietary, Ltd. was paid $1,594,390 in reimbursement for its research and development expenses (including stock-based compensation of $158,396 related to stock options issued to an employee of IWM Proprietary Ltd.). Such amount did not include any profit element, and IWM Proprietary, Ltd. is not entitled to any ongoing license fee. IWM Proprietary, Ltd.'s activities in connection with the development of the BIOLOC system were substantially complete as of December 31, 2000, and we do not anticipate that there will be any further development activities of or expenses owed to IWM Proprietary, Ltd. IWM Proprietary, Ltd. paid Royce $100,000 for the design of a controller to be used in the development of the BIOLOC system. Royce recognized this amount as revenue in the 175-day period ended June 23, 2000. See
Part I, Item 1, "History of the Company and Formation," Part I, Item 4, "Security Ownership of Certain Beneficial Owners and Management" and Part I,
Item 7, "Certain Relationships and Related Transactions."



        We paid $170,000 to Photonic in connection with an agreement whereby Photonic granted us the exclusive license to use and sell its optical sensor chip technology in five new applications to be developed by Photonic. This amount was charged to research and development expense in fiscal 2000. See Note 14 of Part F/S, "Financial Statements."


INTEREST EXPENSE

        Interest expense was $109,851 in 2000 and $64,403 in 1999, an increase of $45,448. Approximately $40,000 of the increase resulted from the increased borrowings used to finance capital acquisitions and research and development expenses. Approximately $5,448 of the increase resulted from an increase in interest rates during the period.

LIQUIDITY AND CAPITAL RESOURCES


        At December 31, 2000 our working capital ratio was 2.92:1 compared to 0.75:1 at June 30, 2001. We had working capital of $5,135,791 at the end of 2000 compared to negative working capital of $1,238,062 at June 30, 2001. The decrease was a result of the decrease in cash and cash equivalents. The cash infusion from the proceeds of sales of shares of common stock to The Kensington Group was substantially less during the six month period ended June 30, 2001. As of June 30, 2001, we had approximately $215,378 of cash, cash equivalents and current certificates of deposit.

        Capital expenditures for 2000 were $968,658 compared to $104,529 for 1999. The 2000 expenditures were primarily for upgrading our computers and telephone equipment. Capital expenditures for the six month period end June 30, 2001 were $530,770 compared to $168,072 for the six month period ended June 30, 2000. Capital expenditures for the six month period ended June 30, 2001 were primarily for computer upgrades, software, office equipment and leasehold improvements.

        We have two lines of credit totaling $2,250,000 at December 31, 2000 and June 30, 2001, of which $704,785 and $733,840 was borrowed at December 31, 2000 and June 30, 2001, respectively. The amount available for borrowing under these lines is based on a percentage of eligible accounts receivable and inventory. We can borrow 75% of eligible accounts receivable and 50% of finished goods inventory on our domestic line and 80% of eligible accounts receivable on our foreign line. Both lines of credit expire in November of 2001, however, we intend to extend or replace both lines of credit. No assurance can be given that we will be successful in extending or replacing either line of credit.



        In addition to the foregoing, HydraStatic has a revolving line of credit with a bank. As of June 30, 2001, the line of credit, which is secured by a general security agreement and a personal guarantee by the former shareholders of Hydra-Static, is subject to a maximum loan amount of $49,554. Interest is charged at 2.0 percent over the bank's prime rate (8.25 percent at June 30, 2001). As of June 30, 2001, the outstanding balance under this facility was $29,732. Further, pursuant to the Investment Agreement entered into with Swartz, a financial institution, after this registration statement is declared effective, we shall have the right to require Swartz to buy shares of our common stock in an aggregate amount not to exceed $40.0 million. See Part I, Item 1. "Capital Investment."

        We have incurred net losses of $10,573,107 during 2000 and $23,742,303 during the six months ended June 30, 2001. As of June 30, 2001, funds needed prior to generating positive cash flow from sales of the BIOLOC system are estimated to exceed our cash on hand. In order to arrive at positive cash flow from sales of the BIOLOC system, we estimate we will require $5,000,000 over the next three months. Based on our current use of cash, without obtaining additional funds we estimate that we will exhaust our cash supply by October 1, 2001. Should this occur, the Company will discontinue its efforts to produce the BIOLOC system until such funds become available. In such an event, management plans to reduce all costs and expenditures not related to the operations of Royce and its other acquired companies and may seek to sell the BIOLOC system. Nevertheless, under these circumstances, there is substantial doubt that the cash flows from the operations of Royce and the other acquired entities will be sufficient to sustain foreseeable on-going operations.



        We are trying to obtain funds from various sources although there can be no assurance that the required financing will be available on terms acceptable to us.






        In addition to the Investment Agreement described above, we have entered into a proposed production financing agreement with a financial institution whereby the lender will secure payment to our vendors for goods to be assembled into the BIOLOC system. The total facility would be up to $5 million dollars.



        Also, we have entered into a proposed factoring and working capital facility that calls for a non-recourse factoring agreement with advances up to 80% against eligible factored accounts receivable.


ITEM 3. DESCRIPTION OF PROPERTY

        We lease our corporate headquarters in Camarillo, California. The lease is for a term of five years and one-half month, expiring in March 2005, with an option to extend the lease for an additional three years, and it has been classified as an operating lease. Total rental expense associated with this lease was $83,463 for the period from our inception to December 31, 2000, and it is currently $8,343 per month and up to $9,390 per month over the life of the lease.


        We also lease a building used in our operations in New Orleans with a term of five years, expiring on March 31, 2005, which lease has been classified as an operating lease. A portion of this building has been subleased by another company. Total rental expense associated with this lease for the period from January 1, 2000 to December 31, 2000 was $39,280, net of sublease income of $12,620, and it is currently $4,280 per month until March 2005. In June 2001, in order to expand our manufacturing capabilities relating to wastewater treatment systems, we entered into a master lease for a 130,000 square foot manufacturing facility, located in New Orleans, Louisiana. The lease has a term of 10 years with two options to extend the lease for an additional five years each. The term of this lease will begin on July 1, 2001. The rental expenses are $38,860 per month for the first seven years beginning July 1, 2001 and $35,208 per month for the remaining term of the lease and the two five-year options. For the previous four years, the Folgers Coffee Company has rented space in the same location under a lease that expires on June 30, 2002 and requires Folgers to pay $19,449 per month. As long as the Folgers Coffee Company tenders its monthly rent the lessor will credit that amount to the payment due from us (resulting in a net payment by us to the lessor of $15,759 per month). In the event that Folgers Coffee Company defaults on the remaining lease payments then we would be required to assume the Folgers Coffee Company space and pay the entire $35,208 per month rent. We believe this event is unlikely to occur as a result of the current resources which Folgers Coffee Company, a subsidiary of the Proctor & Gamble Company, has at its disposal. It is our intention to occupy the entire building when the Folgers Coffee Company lease expires on June 30, 2002. Until the term of the 130,000 square foot lease begins, we have been leasing 12,640 square feet of the same manufacturing facility through a lease dated as of August 15, 2000, with an expiration of August 15, 2001, with a one-year option to renew the lease. The expense of this lease from August, 2000 through December, 2000 was $15,170. There is no sublease income. We anticipate that this lease will terminate through mutual agreement with the landlord upon the start of the 130,000 square feet lease. On February 15, 2001, we also entered into an addendum to this 12,640 square foot lease whereby we increased the amount of manufacturing space to 16,032 square feet. This addendum is in effect concurrently with the 12,640 square foot lease. The expense for this addendum and increase in leased space increased the monthly payments of the leased space to $4,289.33. From January 1, 2001 through February 15, 2001 the rental expense of this lease has been $5,056. From February 15, 2001 through June 30, 2001, total rental expenses were $19,302.



        The Company also leases office space in Barrie, Ontario, Canada at a current rate of $3,950 per month. The lease term is for five years, expiring June 30, 2006, with a one 5-year option to renew. Rent expense was $7,913 for the period April 12, 2001 to June 30, 2001.


        We also have a lease of office space in Vic, Spain. This lease is for a term of ten years, expiring on June 1, 2010. Total rental expense associated with this lease was 581,826 pesetas (approximately US$3,324.97) from June, 2000 through December 31, 2000, and is currently 96,971 pesetas (approximately US$554.17) per month. This monthly rate is anticipated to change every year based on inflation of approximately 1% to 5%. See Part I, Item 1, "Foreign Operations -- IWM Espana, S.A."

        We believe that the condition of our leased facilities is excellent and that the facilities are sufficient for our use and operations at the present time. It is the opinion of our management that these facilities are adequately and sufficiently insured.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.


        The table below sets forth, as of July 31, 2001, certain information with respect to the beneficial ownership of our capital stock by (1) each person who we know to be the beneficial owner of more than 5% of any class or series of our capital stock; (2) each of the directors and executive officers individually; and (3) all directors and executive officers as a group.

                                                        AMOUNT AND NATURE
                           NAME AND ADDRESS OF            OF BENEFICIAL          PERCENTAGE OF
TITLE OF SECURITY           BENEFICIAL OWNER               OWNERSHIP**            CLASS OWNED
-----------------          -------------------           -----------------        -------------
common stock              Thomas G. Williams              22,835,000 shares          37.25%
                          820 Calle Plano                 ******
                          Camarillo, CA. 93012

common stock              Harold A. Katersky              10,667,500 shares          17.47%
                          820 Calle Plano                 ***
                          Camarillo, CA. 93012

common stock              Global Waste Management, Inc.   6,262,500 shares            9.25%
                          190 West Winnie Lane
                          Carson City, NV. 89073

common stock              Jay Bartelstone                 3,124,123 shares             5.1%
                          32107 Lindero                   ****
                          Canyon Blvd.                    *****
                          Suite 124
                          Westlake, CA 91361

common stock              Charles Fox                     60,000 shares                  *
                          820 Calle Plano                 *****
                          Camarillo, CA. 93012

common stock              Keith W. Renken                 41,667 shares                  *
                          820 Calle Plano                 *****
                          Camarillo, CA. 93012

common stock              David Cordova                   4,631,665 shares            7.58%
                          246 Times
                          Square Blvd.
                          Suite 26-01
                          Sukhumvit Road,
                          Klongtoy, Bangkok,
                          Thailand 10110

common stock              Steve McCorkle                  10,000 shares                  *
                          820 Calle Plano                 ******
                          Camarillo, CA. 93012

common stock              Kwak Il-Hoon                    33,333 shares                  *
                          820 Calle Plano                 *****
                          Camarillo, CA. 93012

common stock              Thomas Hockin                   83,333 shares                  *
                          820 Calle Plano                 *****
                          Camarillo, CA. 93012

All officers and                                          36,854,956 shares          60.13%
directors as a group
(8 persons)


*       Less than 1%

**      Sole voting and disposition rights.

*** Includes 1,987,500 shares of common stock of the Company originally issued to Digital Image Access and subsequently transferred to Harold Katersky, our Chairman of the Board and owner of 50% of the issued and outstanding shares of Digital Image Access. A total of 3,975,000 shares of common stock were issued to Digital Image Access. See Part I, Item 7, "Certain Relationships and Related Transactions."

**** Includes 1,857,456 shares owned by the Private Financing Group of which Jay Bartelstone is a director and the owner of 100% of the equity. Includes warrants exerciseable for a period of five years to purchase 1,200,000 shares of common stock at an exercise price of $1.50 per share. See Part I, Item 1, "History of the Company and Formation," Part I, Item 7, "Certain Relationships and Related Transactions."



*****   Represents shares underlying options which are currently exercisable.

****** Includes 7,000,000 shares owned by the Bacchus Group, a Cook Islands Trust, of which Thomas Williams is one of the beneficiaries. The trustee has sole and exclusive authority to determine which beneficiary receives distribution of these shares or the proceeds generated from the sale of these shares.


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

        The table below sets forth certain information concerning our directors and executive officers as of the date of this filing.


NAME                                               AGE                      POSITION
----                                               ---                      --------
Thomas G. Williams...........................       45    President, CEO and Member of the Board of Directors
Harold A. Katersky...........................       58    Chairman of the Board
Thomas Hockin................................       62    Member of the Board of Directors
Jay Bartelstone..............................       57    Member of the Board of Directors
Michael Handelman............................       42    Chief Financial Officer
J. Charles Fox...............................       40    Member of the Board of Directors
Steve McCorkle...............................       46    Vice President of Operations
Kwak Il-Hoon.................................       60    Member of the Board of Directors
Keith W. Renken..............................       66    Member of the Board of Directors


        Directors are elected at our annual meeting of stockholders. They hold office until their successors are elected. Our officers, responsible to the Board of Directors, are appointed annually by the Board. The Board of Directors does not have any committees at this time.

HAL KATERSKY, age 58, is the CHAIRMAN OF THE BOARD. He is an experienced CEO and successful entrepreneur with considerable experience in team building, acquisitions and mergers. Between 1998 and 2000, Mr. Katersky was the Chairman of Pacifica Media Affiliates, which acquired six companies in a financial roll-up that increased revenues from $2 million to $30 million in over three years. Between 1997 and 1998, Mr. Katersky was the President and Chief Operating Officer of BoxTop Interactive, a website design company. Between 1982 and 1997, Mr. Katersky was President and CEO of Katersky Financial, a shopping center development and management company that grew its portfolio to a value in excess of $200 million with 22 shopping centers and four apartment buildings in Southern California. He has also served as Executive Vice President and Chief Financial Officer of The Taubman Company, one of the U.S.' largest and most successful commercial development companies. Mr. Katersky was a partner for ten years at Deloitte & Touche Management Consulting where he specialized in mergers, acquisitions and turnaround situations. Mr. Katersky holds an M.B.A. (honors) from Boston University and a B.S. degree from the University of Rhode Island.

THOMAS G. WILLIAMS, age 45, is THE PRESIDENT, CHIEF EXECUTIVE OFFICER AND MEMBER OF THE BOARD OF DIRECTORS of the Company. Mr. Williams has over 20 years experience in small business development, marketing and business planning. In 1999, Mr. Williams founded IWM Proprietary, Ltd., a research and development company which developed the BIOLOC system for us. Between 1993 and 1998, he developed a business called Vermitech, which commercialized the use of earthworms in the stabilization of organic waste on a very large scale. In 1979, Mr. Williams founded a small business development consultancy and for over 10 years advised inventors of new products and technologies on the process of commercializing their products, assisted small companies to position themselves in the marketplace and developed strategies for their growth.


HONORABLE THOMAS A. HOCKIN, age 62, is a MEMBER OF THE BOARD OF DIRECTORS of the Company. He has a background in business, government and education. A former Minister of International Trade in Canada, Mr. Hockin played a key role in the final negotiations of the GATT agreements before the G3 Summit in 1993. In that same year, as Canada's Minister of International Trade, he represented his government in NAFTA negotiations with particular emphasis on its agreements on environmental and labor matters. He has also held positions as Minister of Science and Minister of State for Small Business.


        Mr. Hockin has taught at several colleges, authored three books and holds a PhD in Government and International Trade from Harvard University in Toronto. He is presently the President and CEO of The Investment Funds Institute of Canada. He sits on the boards of several companies as well as non-profit organizations.

JAY L. BARTELSTONE, age 57, is a MEMBER OF THE BOARD OF DIRECTORS. For the last ten years, Mr. Bartelstone, as Managing Director, has headed up the Private Financing Group, an investment advisory services company. Mr. Bartelstone has a broad and diverse management background having held a number of senior executive positions in the financial services industry. Included in these senior executive capacities was the supervision of domestic and international banking operations at Citicorp, New York. Mr. Bartelstone was responsible for management of the investment management, trust, private banking and small business lending operations at Union Bank, Los Angeles, and held the positions of CEO and Vice Chairman of Columbia Bank and the Bank of Los Angeles, respectively. Mr. Bartelstone currently serves on the Boards of Directors of a number of technology oriented companies. He has an M.B.A. in finance from Fordham University.

MICHAEL HANDELMAN, age 42, is the CHIEF FINANCIAL OFFICER of the Company. Mr. Handelman has worked in accounting and finance for almost 20 years. Prior to joining us, from 1996 to 1999, he was the Chief Financial Officer for Janex Intl., a publicly traded toy manufacturer, and, from 1993 to 1996, he served as Vice President and CFO of the Los Angeles Kings hockey franchise. Mr. Handelman is a Certified Public Accountant and holds a B.S. degree from Brooklyn College of the City University of New York.

J. CHARLES FOX, age 40, is a MEMBER OF THE BOARD OF DIRECTORS of the Company. In February 2001, Mr. Fox began working for the Chesapeake Bay Foundation as the Senior Policy Advisor. Between 1997 and January 2001, Mr. Fox worked for the EPA as the Assistant Administrator for Water. He was responsible for implementing the Clean Water Act and Safe Drinking Water Act. Earlier in 1997, Mr. Fox created and directed a new Office of Reinvention, which was responsible for implementing the Administration's regulatory reform agenda. Between 1995 and 1997, Mr. Fox was the Chief Operating Officer for the Maryland Department of Environment and was responsible for budget, communications, permits, legislation and internal audits. Between 1993 and 1995, Mr. Fox was a Special Assistant to the Administrator and then the Chief of Staff, Office of Water, and served as a senior advisor to the Administrator for air, water and international issues in the early months of the Clinton Administration. Mr. Fox has a B.S. degree in Urban Geography from the University of Wisconsin.


STEVE McCORKLE, age 46, is the VICE PRESIDENT OF OPERATIONS of the Company. Mr. McCorkle is an experienced manager, with over 20 years of experience. During his tenure with Schlumberger, Mr. McCorkle worked in the Operations, Management and Information Technology divisions for the semiconductor and smart cards business section of Schlumberger. While working with Schlumberger, Mr. McCorkle also worked as a senior manager in the Manufacturing, ERP/Project Management, Customer Service and Engineering divisions of Schlumberger's oilfield services business. Mr. McCorkle has extensive international experience, and has lived and worked in the Middle East and Europe. Mr. McCorkle has an M.B.A. (Executive Program) from the University of Houston and a B.S. in Electrical Engineering from North Carolina State University.

KWAK IL-HOON, age 60, is a MEMBER OF THE BOARD OF DIRECTORS of the Company and served as the Chief Executive Officer of our Asia Operations until July 2001. Mr. Kwak has over 35 years of international business and entrepreneurial expertise. From 1967 to the present, Mr. Kwak was the founder and CEO of major international business enterprises. The business of these companies ranged from shipping and manufacturing to mining and Internet operations located in Korea, Japan, Cambodia, Vietnam, Hong Kong, the United States and Canada. From 1976 to 1986, Mr. Kwak was the CEO of a Canadian mining company called Bricoal Holdings. In 1986, this company was sold to mining companies located in Utah for approximately $120 million. In addition to the formation and successful operation of these diverse companies throughout the world, from 1981 to 1983, Mr. Kwak was a director of Hanil Bank Canada. In 1988, Mr. Kwak initiated formation of the Environmental Watchdog Citizen Coalition, a non-governmental organization located in Korea. In addition, for the past three years Mr. Kwak has been president of the patron's association of several charitable organizations and musical groups such as the International Opera Company located in Seoul, Korea. In 1965, Mr. Kwak received his law degree from Seoul National University located in Seoul, Korea.

KEITH W. RENKEN, age 66, is a MEMBER OF THE BOARD OF DIRECTORS of the Company. Mr. Renken has extensive experience in public accounting. From 1992 through 1999, he consulted for various companies in the areas of mergers and acquisitions, image development and marketing, including D+T Corp. (1992-1999), Limonicra Corp. (Agriculture) and Pharmacite Corp. Mr. Renken also is a part-time professor at the University of Southern California and serves on the Board of Directors of several companies, including Pacific Gulf Properties, Aon Risk Services and East West Bank. From 1959 to 1992, Mr. Renken worked in various positions at Deloitte & Touche, LLP and predecessors. In 1971, Mr. Renken was selected to be a partner. From 1983 through 1989 Mr. Renken served as Managing Partner and from 1989 to 1992, Mr. Renken worked in the roles of Senior Partner and Chairman, Executive Committee of Southern California and Liaison Partner. In 1992, Mr. Renken retired from Deloitte & Touche, LLP.

        None of the directors or officers are related to each other and they are not related to any person under consideration for nomination as a director or appointment as an executive officer.

ITEM 6. EXECUTIVE COMPENSATION


        The following table describes the annual compensation which our executive officers have received since our inception. The information set forth below concerns the cash and non-cash compensation of the named executive officers of the Company for each of the past two fiscal years ended December 31, 2000 and up to June 30, 2001. The Company was not formed until January
12, 2000 and therefore there is no applicable information for fiscal year 1999. All executive officers serve at the discretion of the Board of Directors.


ANNUAL COMPENSATION


         (a)               (b)       (c)           (d)              (e)
      NAME AND                                                OTHER ANNUAL
 PRINCIPAL POSITION       YEAR   SALARY ($)     BONUS ($)      COMPENSATION
--------------------    -------  ------------  ---------- ---------------------
Thomas                  2001       374,500*               7,623 (automobile)
Williams                2000        41,667      500,000   70,200 (housing)
President & CEO                                           7,940 (automobile)
                                                          241,666**

Harold                  2001       374,500*
Katersky                2000       116,667      500,000   25,000 (for services as
Chairman of the                                           Chairman of the Board and
Board and Chief                                           Chief Financial Officer)***
Financial Officer                                         6,523 (automobile)
(for calendar year
2000)

Michael                 2001       165,000*
Handelman               2000        62,500
CFO

Steve McCorkle          2001       190,000*
Vice President of       2000        21,679
Operations

Kwak Il-Hoon            2001       116,667****


*       Present annualized salary for the year ending December 31, 2001.

** This amount represents the portion of the payment to IWM Proprietary, Ltd. of $1,594,390 made pursuant to the exclusive perpetual license agreement with us pursuant to which we have the exclusive rights to the BIOLOC system which was allocated by IWM Proprietary, Ltd. to salary payments to Mr. Williams. IWM Proprietary, Ltd. was founded by Thomas Williams, our Chief Executive Officer, who also owns 50% of IWM Proprietary, Ltd.

*** This amount represents 50% of the amount paid by the Company to Digital Image Access ($50,000). Mr. Katersky owns 50% of the issued and outstanding shares of Digital Image Access. Mr. Katersky served at the time as President of Digital Image Access.


**** This individual resigned from the Company on July 16, 2001. This amount represents salary earned through the date of resignation.


        We entered into an employment agreement, dated January 1, 2000, with Thomas G. Williams, President and Chief Executive Officer of the Company. This employment agreement expires on December 31, 2006. Mr. Williams is entitled to a base salary of $350,000, which is increased annually by 7% of the prior year's salary. Mr. Williams' present salary is $374,500. Mr. Williams is also entitled to a bonus of 1% of all pre-tax income earned by the Company, provided that in no event will such bonus be less than $50,000 in any fiscal year.

        We entered into an employment agreement, dated January 1, 2000, with Harold A. Katersky, Chairman of the Board of the Company. This employment agreement expires on December 31, 2006. Mr. Katersky is entitled to a base salary of $350,000, which is increased annually by 7% of the prior year's salary. As of June 30, 2001, Mr. Katersky's salary was $374,500. Mr. Katersky is also entitled to a bonus of 1% of all pre-tax income earned by the Company, provided that in no event will such bonus be less than $50,000.



        We entered into an employment agreement, dated August 1, 2000, with Michael D. Handelman, Chief Financial Officer of the Company. This employment agreement expires on August 1, 2002. Mr. Handelman is entitled to a base salary of $150,000 per year, which may be increased from time to time with the amount to be determined by our Board of Directors in its discretion based upon Mr. Handelman's performance. As of June 30, 2001, Mr. Handelman's salary was $165,000. Mr. Handelman is also entitled to options to purchase shares of common stock of the Company.



        We entered into an employment agreement, dated November 20, 2000, with Stephen McCorkle, Vice President of Operations of the Company. This employment agreement expires on November 20, 2005. Mr. McCorkle is entitled to a base salary of $190,000 per year, which may be increased from time to time with the amount to be determined by our Board of Directors in its discretion based upon Mr. McCorkle's performance. As of June 30, 2001, Mr. McCorkle's salary was $190,000. In addition, Mr. McCorkle is eligible, to receive an annual bonus of up to 50% of his salary based upon performance and the profitability of the Company, with the amount to be determined by our Board of Directors in its discretion. Mr. McCorkle is also entitled to options to purchase shares of common stock of the Company.



        We entered into an employment agreement, dated March 25, 2001, with Kwak Il-Hoon, Chief Executive Officer, Asia, of the Company. Pursuant to his agreement, Mr. Kwak received options purchase shares of common stock of the Company. Mr. Kwak resigned from the Company on July 16, 2001.



        Directors, who are not officers, are compensated at the rate of $4,000 per month and receive, annually, five-year options to purchase 100,000 shares exercisable at $1.50 per share or 85% of the average price per share for the 10-day period preceding the date of grant.


Stock Options


                          NUMBER OF             PERCENT OF TOTAL
                          SECURITIES            OPTIONS/SARS GRANTED
                          (COMMON STOCK)        TO EMPLOYEES
                          UNDERLYING OPTIONS/   IN FISCAL YEAR          EXERCISE OR
NAME                      SARS GRANTED (#)                              BASE PRICE   EXPIRATION DATE
----                      -------------------   ---------------------   -----------  ---------------
Thomas Hockin                 100,000               100%                $1.50 (1)    October 5, 2005
Jay Bartelstone               100,000               100%                $1.50 (1)    December 30, 2005
Charles Fox                   100,000                 *                 $2.55 (1)    February 1, 2006
Michael Handelman              25,000               100%                $1.50 (2)    August 1, 2005
                               25,000                 *                 $5.50 (2)    January 1, 2006
Steve McCorkle                 60,000               100%                $1.50 (3)    November 20, 2005
Keith W. Renken               100,000                 *                 $2.55 (1)    March, 2006
Kwak Il-Hoon                  100,000                 *                 $1.50 (1)    April 1, 2006
* Issued in 2001



1.   Options vest at the rate of 0.083% per month from the date of grant.


2. Options vest at the rate of 25% per annum commencing on the first anniversary of the date of grant.

3. Options vest as follows: 16 2/3% at the date of grant (November 20, 2000) and 16 2/3% on each anniversary of the date of grant.


        During 2001, our Board of Directors approved the 2000 Stock Option Plan (the "2000 Plan"), which has not yet been approved by our stockholders. An aggregate of 7,500,000 shares of our common stock may be issued under the 2000 Plan. Options which are granted under the 2000 Plan have a term of no more than ten years, and may be granted at an exercise price which is no less than 85% of the Fair Market Value (as defined in the 2000 Plan) per share on the date of grant. At December 31, 2000 and June 30, 2001, no options had been issued under the 2000 Plan.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        We presently have an exclusive perpetual license agreement with IWM Proprietary, Ltd. dated as of January 12, 2000, which grants to us the rights to the BIOLOC system. IWM Proprietary, Ltd. and the Company were both founded by the same persons. Thomas Williams, our Chief Executive Officer, owns 50% of IWM Proprietary, Ltd. IWM Proprietary, Ltd. presently owns the proprietary technology utilized in the BIOLOC system. In return for developing the BIOLOC system for us, in calendar year 2000, IWM Proprietary, Ltd. was paid $1,594,390 in reimbursement of its research and development expenses (including stock-based compensation related to stock options issued to an employee of IWM Proprietary, Ltd. by IWM). Such amount did not include any profit element, and IWM Proprietary, Ltd. is not entitled to any ongoing license fee. IWM Proprietary, Ltd.'s activities in connection with the development of the BIOLOC system were substantially complete as of December 31, 2000. Additional expense has been incurred for the six months ended June 30, 2001 for the continual improvement of the original BIOLOC design as we try to achieve clear water that is pathogen free. This will allow the water to be dischargeable into any river or stream in the world. See Part I, Item 1, "History of the Company and Formation" and Part I, Item 4, "Security Ownership of Certain Beneficial Owners and Management."



            The Private Financing Group is beneficially owned by Jay Bartelstone, one of our directors. In December 2000, we entered into an agreement with the Private Financing Group whereby the Private Financing Group would introduce certain strategic parties to us and in return would receive consulting and introduction fees. For its services in connection with our acquisition of Hospitality, the Private Financing Group received $350,000 and 1,457,456 shares of our common stock. In addition, in July 2001, the Private Financing Group earned (i) for services rendered in connection with the execution of the Investment Agreement with Swartz, $650,000, warrants, exercisable for a period of five years, to purchase 850,000 shares of common stock at an exercise price of $1.50 per share and warrants, exercisable for a period of five years, to purchase 350,000 shares of common stock having an exercise price and vesting schedule identical to the exercise price and vesting schedule of the Additional Warrants granted to Swartz, and (ii) $28,961 for services rendered in connection with negotiation and execution of an agreement with AA Capital Ventures, see Part II, Item 4, "Recent Sales of Unregistered Securities." In addition, as of June 30, 2001, the Private Financing Group received 400,000 shares of common stock for services rendered in connection with the completion of our business plan, the retention of an investor relations entity and for rendering advisory services rendered during the period from January 2000 through June 2001. Pursuant to our agreement referred to above, which was subsequently amended in August 2001, as compensation for services rendered in connection with the negotiation and execution of agreements for an equity transaction, the Private Financing Group will receive (i) warrants equal to 50% of the amount of warrants, if any, issued to the party introduced to us by the Private Financing Group having a term and exercise price equal to the term and exercise price of the warrants issued to the introduced party, and (ii) fees equal to the greater of 1% of the gross amount of equity funding that is committed to be invested or 5.6% of the amount of funding actually invested. In addition, as compensation for services rendered in connection with the execution of agreements for a debt transaction, the Private Financing Group will receive
(i) warrants, exercisable for a period of five years, equal to 10% of amount of funding to be provided having an exercise price equal to the lower or $1.50 or the closing bid price for shares of our common stock on the date the transaction is completed, and (ii) fees equal to 2.75% the gross amount of committed funding. The Company and the Private Financing Group are currently negotiating an amendment to this agreement to, among other things, provide that the Private Financing Group will receive equity or cash payments only upon the receipt by us of funds from financial sources introduced to us by the Private Financing Group. No assurance can be given that we will successfully amend our agreement with the Private Financing Group or that any such amendment will contain more favorable terms or provisions.


        15,835,000 shares of our common stock were issued on January 12, 2000 to Thomas Williams, our President and Chief Executive Officer, for his role as one of our Founders. These shares of our common stock were issued for services actually rendered to us or for our benefit in connection with our formation. See
Part II, Item 4, "Recent Sales of Unregistered Securities."

        3,000,000 shares of our common stock were issued on January 12, 2000 to Harold A. Katersky, our Chairman of the Board and Chief Financial Officer, for his role as one of our Founders. These shares of our common stock were issued for services actually rendered to us or for our benefit in connection with our formation. See Part II, Item 4, "Recent Sales of Unregistered Securities."


        3,975,000 shares of our common stock were issued on January 12, 2000 to Digital Image Access for its role as one of our Founders. These shares of our common stock were issued for services actually rendered to us or for our benefit in connection with our formation. Harold A. Katersky, our Chairman of the Board, owns 50% of the issued and outstanding shares of Digital Image Access. See Part II, Item 4, "Recent Sales of Unregistered Securities." 1,987,500 of these shares were subsequently transferred to Mr. Katersky. See Part I, Item 4, "Security Ownership of Certain Beneficial Owners and Management."


        6,262,500 shares of our common stock were issued on January 12, 2000 to Global Waste Management, Inc. for its role as one of our Founders. These shares of our common stock were issued for services actually rendered to us or for our benefit in connection with our formation. See Part II, Item 4, "Recent Sales of Unregistered Securities."


        In the year ended December 31, 2000, $50,000 was paid to Digital Image Access as partial consideration to Harold A. Katersky for his services to us as our Chairman of the Board and Chief Financial Officer. Mr. Katersky owns 50% of the issued and outstanding shares of Digital Image Access.


        In January 2000, 7,000,000 shares of our common stock were issued to each of Mr. Katersky, our Chairman of the Board, and Mr. Williams, our Chief Executive Officer, in exchange for notes, which have been paid as of December 31, 2000. See Part II, Item 4, "Recent Sales of Unregistered Securities." Mr. Williams subsequently transferred his shares to The Bacchus Group, a Cook Islands Trust of which Mr. Williams is a beneficiary.




        In January, 2000, David Cordova, one of our Founders, was granted 232,350 shares of common stock as a Founder. These shares of our common stock were issued for services actually rendered to us or for our benefit in connection with our formation. Mr. Cordova is the President, Chief Executive Officer and sole owner of The Kensington Group ("Kensington"). As of June 30, 2001, Kensington had purchased 9,945,078 shares of our common stock pursuant to Regulation S. Kensington has transferred 4,631,665 of these shares to Mr. Cordova. See Part II, Item 4, "Recent Sales of Unregistered Securities."



        In January, 2000, Global Waste Management, Inc., one of our Founders, was granted 6,262,500 shares of common stock as a Founder. These shares of our common stock were issued for services actually rendered to us or for our benefit in connection with our formation.


        We have a note receivable from Mr. James Dartez, a former shareholder of Royce, in the amount of $100,000. The unsecured note bears interest at 8% per annum and the unpaid principal and interest are due on June 23, 2003.

ITEM 8. DESCRIPTION OF SECURITIES


        Our authorized capital stock consists of 250,000,000 shares of common stock, with no par value per share, of which 60,921,556 shares were issued and outstanding as of June 30, 2001. Each share of common stock entitles the holder to one vote on all matters upon which shareholders are permitted to vote. No shares of common stock are subject to redemption or any sinking fund provisions. All the outstanding shares of our common stock are fully paid and non-assessable.


        Our transfer agent is Securities Transfer Corporation, with its offices at 2591 Dallas Parkway, Suite 102, Frisco, Texas 75034.

ADDITIONAL INFORMATION

        Statements contained in this registration statement regarding the contents of any contract or any other document are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or other document filed as an exhibit to the registration statement. As a result of the filing of this registration statement, we will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended and, consequently, will be required to file annual and quarterly reports, proxy statements and other information with the SEC. This registration statement, including exhibits, may be inspected without charge at the SEC's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1.800.SEC.0330. The SEC maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with it. The address of the SEC's Website is http://www.sec.gov.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This registration statement contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminologies such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Forward-looking statements are speculative and uncertain and not based on historical facts. Because forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including those discussed under "Description of Business," "Management's Discussion and Analysis or Plan of Operation" and "Risk Factors." Except for the operation of Royce, we have a short operating history with limited revenues from our operations. Our ability to increase revenue and achieve sustained profitability and positive cash flow will depend on market acceptance of our products and services.

        Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this registration statement or to conform such statements to actual results.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

        There is no public market for shares of our common stock. An application on Form 211 with the OTC Compliance Unit of the National Association of Securities Dealers, Inc. was approved in late March, 2001. Our common stock has been approved for trading on the National Quotation Bureau Pink Sheets as of the date of this filing. As of the date of this filing there was one market maker in our common stock, T.R. Winston & Company, Inc.


        We are filing this Form 10-SB for the purpose of enabling our shares of common stock to commence trading on the NASDAQ Small Cap System, subject to compliance with applicable listing requirements. Our Form 10-SB must be declared effective by the Securities and Exchange Commission prior to our being approved for trading on the NASDAQ Small Cap System. Until such time as our common stock is declared effective and approved by the SEC, we expect that our shares of common stock will not be quoted on the NQB Pink Sheets or the OTC Bulletin Board. As of the date of this filing, our common stock is anticipated to be quoted on the NASDAQ Small Cap System. We expect to meet the listing requirements for the NASDAQ Small Cap Market. We will apply for listing on the NASDAQ Small Cap Market after this Form 10-SB is declared effective. This form was filed in order to have our shares of common stock quoted on the NASDAQ Small Cap System. See Part I, Item 1, "Risk Factors-There is Little or No Market for our Securities and Significant Restrictions on the Transferability of Our Securities."


HOLDERS


        As of July 31, 2001, there were a total of 60,921,556 shares of our common stock outstanding, held by 2,968 shareholders of record.


DIVIDENDS

        We have never paid any dividends on our common stock and do not intend to pay any dividends in the foreseeable future.

ITEM 2. LEGAL PROCEEDINGS

        From time to time, we are involved in various legal proceedings relating to claims arising in the ordinary course of business. On July 23, 2000, the former owners of Royce representing 300,000 of the shares that were redeemed filed suit against Royce, an officer of Royce, and an affiliate, contending that the affiliate was overpaid for certain items purchased by Royce. Royce won a summary judgment against the former owners of Royce who have subsequently filed for a new trial. In the opinion of management, the suit is without merit and the outcome of the suit, individually or taken together with all other legal proceedings, is not expected to have a material adverse effect on our prospects, financial condition, cash flows or result of operations. See also
Note 14 of Part F/S, "Financial Statements."


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
        On August 25, 2000, our Board of Directors elected to engage Deloitte & Touche, LLP to serve as our principal accountants to audit our financial statements. We have had no disagreements with our accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

        FOUNDERS


        On January 12, 2000, we issued an aggregate of 31,654,850 shares of our common stock to our 13 Founders for contributed services in connection with our formation. Of those shares, 15,835,000 were issued to Mr. Williams, our Chief Executive Officer, 3,000,000 shares were issued to Mr, Katersky, our Chairman of the Board, and 3,975,000 shares were issued to Digital Image Access, a corporation which was 50% owned by Mr. Katersky, who served as its President. On January 12, 2000 (Inception), Messrs. Williams and Katersky each purchased 7,000,000 shares of our common stock as an additional investment and not associated with contributed services in connection with formation of the Company, in exchange for a note receivable from each of $402,500. Since we were in the earliest stages of development and formation, had no operations or revenues and no public market for our securities, it was determined that the fair market value of the shares of common stock issued to Mr. Katersky and Mr. Williams was $0.0575 per share. The notes receivable accrued interest at the rate of 8% per annum and the notes were subsequently paid on December 31, 2000. Accrued interest at December 31, 2000 and June 30, 2001 aggregated $61,718 and is included in other assets. See Part I, Item 7, "Certain Relationships and Related Transactions."

        The issuance of all of these shares to our Founders did not constitute a public offering and was exempt from the registration provisions of the Securities Act of 1933, as amended (the "1933 Act"), pursuant to Section 4(2) of the 1933 Act.


        KENSINGTON GROUP

        We entered into an agreement (the "Kensington Agreement"), dated January 10, 2000, with Kensington, a corporation located in Bangkok, Thailand, pursuant to which we granted to Kensington the right to purchase up to 16,000,000 shares of our common stock for a negotiated purchase price of $1.50 per share. This agreement expired by its terms on January 9, 2001. Subsequent to January 9, 2001 Kensington was allowed to continue to purchase any shares not previously purchased. For purchases subsequent to December 31, 2000, the price per share was renegotiated and increased to $3.00 per share. Effective June 1, 2001, the price per share was renegotiated and increased to $5.00 per share. Between January 1, 2001 and June 30, 2001, 681,767 shares were purchased for an aggregate purchase price of $1,230,743. As of December 31, 2000, Kensington had purchased 9,263,331 shares of the Company's common stock for an aggregate purchase price of $13,894,997. Kensington is an accredited investor based outside of the United States. The purchase was for investment or resale outside of the United States. The shares were issued to Kensington in accordance with the exemption from registration provided by Rule 904 of Regulation S promulgated under the 1933 Act.


        HOSPITALITY ACQUISITION

        Pursuant to an Agreement and Plan of Merger, dated October 25, 2000, by and among Hospitality, Halter and IWM Subsidiary, Inc., a wholly owned subsidiary of ours, we acquired all of the then issued and outstanding shares of capital stock of Hospitality in exchange for 2,914,913 shares of our common stock, which were issued to Halter and the other creditors of Hospitality. These shares were issued in accordance with Section 1145 under the United States Bankruptcy Code. Accordingly, the transaction was exempt from the registration requirements of Section 5 of the 1933 Act. The Private Financing Group, which is beneficially owned by Jay Bartelstone, one of our directors, entered into an agreement with us on July 10, 2000, whereby the Private Financing Group introduced Hospitality to us and in return received $350,00 and 1,457,456 shares of our common stock. The shares of common stock issued to

Hospitality and Halter were valued at $1.50 per share. The common stock valuation was established through arms-length negotiations and equaled the price per share paid in contemporaneous sales of shares to Kensington. See Part I,
Item 1, "History of the Company and Formation."

        POLYCAST TRANSACTION

        On January 24, 2001, we completed the acquisition of all of the shares of PolyCast, Inc., a Louisiana corporation. The PolyCast shareholders exchanged 100% of their common stock for 200,000 shares of our common stock. These shares were issued in reliance upon the exemption from registration provided by Section 4(2) of the 1933 Act. The shares of common stock issued to PolyCast were valued at $1.50 per share. The common stock valuation equaled the price per share paid in contemporaneous sales of shares to Kensington. See Part I, Item 1, "History of the Company and Formation."

        HYDRA-STATIC TRANSACTION

        On April 12, 2001, we completed the acquisition of all of the shares of Hydra-Static. The Hydra-Static shareholders exchanged 100% of their common stock for cash consideration of $200,000, the forgiveness of advances to Hydra-Static of up to $300,000 and 276,923 shares of our common stock. Under the terms of the agreement, in the event that the average closing price of our stock during the first ten days that the stock is traded on a recognized stock exchange is less than $6.50 per share, then we will issue additional shares to the Hydra-Static shareholders so that the value of the number of shares of common stock issued to the Hydra-Static shareholders is equal to at least $1,800,000. These shares were issued in reliance upon the exemption from registration provided by Section 4(2) of the 1933 Act. We valued the shares of common stock issued to the Hydra-Static shareholders at $1,800,000 or $6.50 per share as a result of the price guaranty. This valuation was determined by arms-length negotiations between the parties. In addition, the Hydra-Static shareholders received options to purchase 1,000,000 shares of our common stock at an exercise price $6.50 per share. The options are exercisable for a period of five years from the date of grant. In the event that the average closing price of our stock during the first ten days that the stock is traded on a recognized stock exchange is less than $6.50 per share, then the strike price for the options shall be adjusted to such average closing price.


        NON-EMPLOYEE TRANSACTION

        On January 31, 2001, the Company issued 10,000 shares of common stock under the terms of a marketing service agreement. Such shares have been valued at $30,000 and are included in general and administrative expenses for the six months ended June 30, 2001. The issuance of the warranty was exempt from the registration requirements of the 1933 Act pursuant to Section 4(2) thereof.

        On April 12, 2001, the Company issued 5,000 shares of common stock under the terms of the Hydra-Static Systems, Inc. acquisition agreement as a broker fee. Such shares have been valued at $32,500 and are included as part of the purchase price. The issuance of the warranty was exempt from the registration requirements of the 1933 Act pursuant to Section 4(2) thereof.

        DIRECTOR TRANSACTION

        On March 31, 2001, the Company issued 10,000 shares of common stock to an individual for becoming a member of the Board of Directors. Such shares have been valued at $30,000 and included in general and administrative expenses for the six months ended June 30, 2001.



        AA CAPITAL VENTURES

        On May 4, 2001, we entered into a private placement agreement with AA Capital Ventures, LLC, a California limited liability company ("AA Capital"), pursuant to which we may sell shares of our common stock in accordance with the exemption from registration provided by Regulation S under the 1933 Act. AA Capital will receive a fee equal to 10% of the amount raised from each prospective client brought to us by AA Capital. In June 2001, as consideration for consulting services rendered by AA Capital, we granted AA Capital 37,000 warrants, exercisable for a period of five years, at an exercise price of $6.50 per share. The value of the warrants was determined using the Black-Scholes valuation model. The issuance of the warrants was exempt from the registration requirements of the 1933 Act pursuant to Section 4(2) thereof. As of June 30, 2001, AA Capital sold 98,533 shares of common stock at a price of $6.50 per share.

        THE INVESTOR RELATIONS GROUP

        In June 2001, we entered into a consulting agreement with The Investor Relations Group, Inc. ("Investor Relations") to provide investor and public relations services. Upon execution of the agreement, we granted Investor Relations 150,000 warrants, exercisable for a period of five years, at an exercise price of $6.50 per share. The value of the warrants was determined using the Black-Scholes valuation model. The issuance of the warrants was exempt from the registration requirements of the 1933 Act pursuant to Section 4(2) thereof.



        SWARTZ INVESTMENT AGREEMENT

        In April, 2001, we entered into the Letter of Agreement with Swartz for a private equity financing line of up to $40 million. See Part I, Item 1 "Capital Investment." As compensation for entering into the Letter of Agreement, Swartz received warrants, exercisable for a period of five years, to purchase 1,700,000 shares of our common stock at an exercise price of $1.50 per share. The exercise price was determined through arms length negotiation. In July 2001, upon the signing of the Investment Agreement, Swartz also received warrants, exercisable for a period of five years, to purchase 700,000 shares of common stock which vest from the date of execution of the Investment Agreement at the rate of 140,000 shares every six months. These warrants have an exercise price equal to the lowest closing price for shares of our common stock for the five trading days prior to the date such warrants vest. The issuance of the warrants was exempt from the registration requirements of the 1933 Act pursuant to
Section 4(2) thereof.



        THE PRIVATE FINANCING GROUP

        In July 2001, for services rendered in connection with the negotiation and execution of the Investment Agreement, the Private Financing Group received
(i) warrants, exercisable for a period of five years, to purchase 850,000 shares of our common stock at an exercise price of $1.50 per share and (ii) warrants, exerciseable for a period of five years, to purchase 350,000 shares of common stock which vest from the date of execution of the Investment Agreement at the rate of 70,000 shares every six months and having an exercise price equal to the lowest closing price for shares of common stock for the five trading days prior to the date such warrants vest. In addition, the Private Financing Group received 400,000 shares of common stock for services rendered in connection with the completion of our business plan, the retention of The Investors Relations Group, Inc. and for advisory services rendered during the period from January 2000 to June 2001. The value of the securities issued to the Private Financing Group was determined through arms length negotiation. The issuance of the warrants and shares of common stock was exempt from the registration requirements of the 1933 Act pursuant to Section 4(2) thereof.


ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS

        The Articles of Incorporation contains provisions which in substance eliminate the personal liability of our directors and which provide for the indemnification of our directors and executive officers to the fullest extent permissible under the California Corporations Code.

        Limitations on liability provided for in our Articles of Incorporation do not restrict the availability of non-monetary remedies and do not affect a director's responsibility under any other law, such as the federal securities laws or state or federal environmental laws. However, the liability of such director is not limited to the extent that such director is found liable for (a) a breach of the director's duty of loyalty to us or our shareholders, (b) an act or omission not in good faith that constitutes a breach of duty of the director to us or an act or omission that involves intentional misconduct or a knowing violation of the law, (c) a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office, or (d) an act or omission for which the liability of the director is expressly provided for under California law.

        We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as executive officers and directors. The inclusion of these provisions in our Articles of Incorporation may have the effect of reducing a likelihood of derivative litigation against our directors or executive officers and may discourage or deter shareholders or management from bringing a lawsuit against directors or executive officers for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us or our shareholders.

        We have directors' and officers' liability insurance policies to cover certain liabilities of directors and officers arising out of claims based on certain acts or omissions by them in their capacity as directors or officers with policy limits of $1,000,000.

        Our Bylaws provide that our officers and directors shall be indemnified and held harmless by us from and against any judgments, fines, settlements and expenses actually incurred by such persons in connection with all threatened, pending or completed actions, claims, suits or proceedings; provided, however, that it must be determined that such officer or director acted in good faith and reasonably believed (1) that in the course of conduct in his official capacity on behalf of us that his conduct was in our best interest, and (2) with respect to any proceeding which is a criminal action, that he had no reasonable cause to believe that his conduct was unlawful. The termination of any proceeding by judgment, order, settlement, conviction, or on a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner that the person reasonably believed to be in our best interests or that the person had reasonable cause to believe was unlawful. Any indemnification under our Bylaws shall be made by us only upon a determination that indemnification of such person is proper, any such determination to be made by a majority vote of a quorum consisting of directors who at the time of the vote are not named defendants or respondents in such proceeding, or in the alternative by special legal counsel and/or the shareholders of the corporation, as described in our Bylaws.

ITEM 6. REPORTS TO SECURITY HOLDERS

        We will be required to deliver an annual report to security holders, which report will include audited financial statements. We will file reports with the Securities and Exchange Commission ("SEC"), and this is the first report to be filed by us with the SEC. This information is public and any of the materials filed with the SEC may be read or copied at the SEC's Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy information statements, and other information regarding issuers that file electronically with the SEC located at http://www.sec.gov. Our Internet site may be accessed at http://www.interglobalwaste.com.

PART F/S


INTERGLOBAL WASTE MANAGEMENT, INC.



        Financial Statements as of June 30, 2001 (unaudited) and December 31, 2000 and for the six months ended June 30, 2001 and the period from January 12, 2000 (Inception) to June 30, 2000 (unaudited) and for the period from January 12, 2000 (Inception) to December 31, 2000 and the 175-Day Period Ended June 23, 2000 and for the Year Ended December 31, 1999 (Predecessor) and Independent Auditors' Report.



HYDRA-STATIC SYSTEMS, INC.



        Financial statements as of April 12, 2001 (unaudited) and December 31, 2000 and for the 102 day period ended April 12, 2001 (unaudited) and the twelve months ended December 31, 2000 and independent auditors' report.



UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA



        Unaudited pro forma condensed combined statements of operations for the period from January 12, 2000 (Inception) to December 31, 2000 and six months ended June 30, 2001.

INTERGLOBAL WASTE MANAGEMENT, INC.

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                                                      PAGE
                                                                                                      ----
INDEPENDENT AUDITORS' REPORT                                                                            1

FINANCIAL STATEMENTS:

Balance Sheets as of June 30, 2001 (Unaudited) and December 31, 2000.                                   2

Statements of Operations for the Six Months Ended June 30, 2001 (Unaudited)
and for the Period January 12, 2000 (Inception) to June 30, 2000 (Unaudited)
and for the Period from January 12, 2000 (Inception) to December 31, 2000 and the 175-Day Period Ended June 23, 2000 and the Year Ended December 31, 1999
(Predecessor).                                                                                          3

Statement of Changes in Stockholders' Equity for the Period from January 12,
2000 (Inception) to December 31, 2000 and June 30, 2001 (Unaudited)                                     4


Statements of Changes in Stockholders' Equity for the 175-Day Period Ended
June 23, 2000 and the Year Ended December 31, 1999 (Predecessor)                                        5


Statements of Cash Flows for the Six Months Ended June 30, 2001 (Unaudited)
and for the Period January 12, 2000 (Inception) to June 30, 2000 (Unaudited)
and for the Period from January 12, 2000 (Inception) to December 31, 2000 and the 175-Day Period Ended June 23, 2000 and the Year Ended December 31, 1999
(Predecessor).                                                                                         6-8

Notes to Financial Statements                                                                          9-26

Index to Exhibits                                                                                    III-1


INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Stockholders of InterGlobal Waste Management, Inc. and
    Royce Instrument Corporation (Predecessor)
    Los Angeles, California

We have audited the accompanying balance sheet of InterGlobal Waste Management, Inc. and subsidiaries (the "Company") as of December 31, 2000 and the related statements of operations, stockholders' equity, and cash flows for the period from January 12, 2000 (Inception) to December 31, 2000, and the accompanying related statements of operations, stockholders' equity, and cash flows of Royce Instrument Corporation ("Royce") (Predecessor) for the 175-day period ended June 23, 2000 and the year ended December 31, 1999. These financial statements are the responsibility of the Company's and Royce's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2000, and the results of its operations and its cash flows for the period from January 12, 2000 (Inception) to December 31, 2000 and the results of operations and cash flows of Royce (Predecessor) for the 175-day period ended June 23, 2000 and the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.





We have not audited any financial statements of the Company for any period subsequent to December 31, 2000. However, as discussed in Note 18 to the financial statements, the Company has incurred a net loss of $23,742,303 for the six months ended June 30, 2001. In addition, the Company has experienced an overall decrease in cash of $2,520,776 during the six months ended June 30, 2001 and has a negative working capital of $1,238,062 at June 30, 2001. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in
Note 18. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP
Los Angeles, California

March 20, 2001
(August 21, 2001 as to Note 18)

INTERGLOBAL WASTE MANAGEMENT, INC.


BALANCE SHEETS
JUNE 30, 2001 (UNAUDITED) AND DECEMBER 31, 2000
--------------------------------------------------------------------------------



                                                                                            JUNE 30,
                                                                                              2001            DECEMBER 31,
ASSETS                                                                                     (UNAUDITED)           2000
                                                                                          --------------      ------------
CURRENT ASSETS:
  Cash and cash equivalents                                                                $    162,429       $  2,683,205
  Investments in certificates of deposit                                                         52,949          2,578,608
  Accounts receivable                                                                         1,058,930          1,057,571
  Inventory                                                                                   1,608,032          1,044,107
  Notes receivable - employee                                                                    75,000             75,000
  Prepaid expenses and other current assets                                                     735,566            370,510
                                                                                           ------------       ------------
           Total current assets                                                               3,692,906          7,809,001
                                                                                           ------------       ------------
PROPERTY AND EQUIPMENT:
  Machinery and equipment                                                                       415,339            139,210
  Leasehold improvements                                                                        248,309             78,385
  Computer software and equipment                                                               738,580            687,310
  Office equipment, furniture, and fixtures                                                     412,535            186,760
  Vehicles                                                                                      101,486             67,519
                                                                                           ------------       ------------
                                                                                              1,916,249          1,159,184
           Less accumulated depreciation and amortization                                       365,741            148,013
                                                                                           ------------       ------------
           Total property and equipment, net                                                  1,550,508          1,011,171
                                                                                           ------------       ------------
OTHER ASSETS:
  Notes receivable - employee                                                                     4,491              4,491
  Notes receivable - third parties                                                              839,085            131,025
  Goodwill, net of accumulated amortization of $315,022 and $33,254 at 2001 and 2000,
  respectively                                                                                6,314,410            631,824
  Other assets                                                                                  228,879            319,495
                                                                                           ------------       ------------
           Total other assets                                                                 7,386,865          1,086,835
                                                                                           ------------       ------------
TOTAL                                                                                      $ 12,630,279       $  9,907,007
                                                                                           ============       ============
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Revolving lines of credit                                                                $    763,572       $    704,785
  Accounts payable                                                                            2,562,002            909,874
  Accounts payable - related party (Note 13)                                                                       212,703
  Accrued expenses and other liabilities                                                        812,224            685,391
  Loans payable - related party (Note 9)                                                         72,737
  Loans Payable - third parties                                                                 609,836
  Current maturities of long-term debt                                                          110,597            160,457
                                                                                           ------------       ------------
           Total current liabilities                                                          4,930,968          2,673,210
                                                                                           ------------       ------------
LONG-TERM DEBT, LESS CURRENT MATURITIES                                                         248,217            114,390
                                                                                           ------------       ------------
COMMITMENTS AND CONTINGENCIES (Note 14)
STOCKHOLDERS' EQUITY:
  Common stock, no par value, 250,000,000 shares authorized, 60,844,849 shares issued
    and outstanding in 2001 and 59,562,646 in 2000                                           41,750,435         17,676,445
  Note receivable - stockholder                                                                (100,000)          (100,000)
  Accumulated deficit                                                                       (34,199,341)       (10,457,038)
                                                                                           ------------       ------------
           Total stockholders' equity                                                         7,451,094          7,119,407
                                                                                           ------------       ------------
TOTAL                                                                                      $ 12,630,279       $  9,907,007
                                                                                           ============       ============


See notes to financial statements.

INTERGLOBAL WASTE MANAGEMENT, INC.

STATEMENTS OF OPERATIONS
For the Six Months Ended June 30, 2001 (Unaudited),the Period from January 12, 2000 (Inception) to June 30, 2000 (Unaudited) and for the Period from January 12, 2000 (Inception) to December 31, 2000, the 175-Day Period Ended June 23, 2000 (Predecessor) and the Year Ended December 31, 1999 (Predecessor).


                                                                                     -------------------------------------
                                                                                                  PREDECESSOR
                                                                                     -------------------------------------
                                                      JANUARY 12,
                                     SIX MONTHS          2000            JANUARY 12,
                                        ENDED       (INCEPTION) TO         2000
                                      JUNE 30,         JUNE 30,        (INCEPTION) TO        175-DAY          YEAR ENDED
                                        2001             2000           DECEMBER 31,      PERIOD ENDED        DECEMBER 31,
                                     (UNAUDITED)      (UNAUDITED)           2000          JUNE 23, 2000          1999
                                  ---------------  ---------------    ---------------     --------------     -------------
SALES                             $  3,232,558       $    110,000       $  3,560,640       $  2,799,448       $  5,334,653

COST OF SALES (Note 13)              1,227,131             42,000          1,610,032          1,095,268          1,985,505
                                  ------------       ------------       ------------       ------------       ------------

GROSS PROFIT                         2,005,427             68,000          1,950,608          1,704,180          3,349,148

SELLING, GENERAL AND
ADMINISTRATIVE EXPENSES
(Including stock-based
compensation of $11,885,688
for the six months
ended June 30, 2001 and
$65,800 from January 12, 2000
to June 30, 2000 and
$223,734 for
January 12, 2000 to
December 31, 2000)                  20,355,633            721,138          7,663,178          1,664,557          3,433,366

SELLING, GENERAL AND
ADMINISTRATIVE
EXPENSES -- RELATED PARTY
(Including stock-based
compensation of $2,600,000
for the six months ended
June 30, 2001 and $2,186,174
from January 12, 2000 to
December 31, 2000)                   2,635,000             75,000          2,636,174

RESEARCH AND
DEVELOPMENT                            990,200             85,000            540,841            108,790             20,290

RESEARCH AND
DEVELOPMENT - RELATED
PARTY (Including
stock-based compensation
of $1,208,262 for the
six months ended
June 30, 2001 and
$79,198 for January 12, 2000
to June 30, 2000 and
$158,396 for January 12,
2000 to December 31, 2000)           1,813,030            710,653          1,594,390
                                  ------------       ------------       ------------       ------------       ------------

LOSS FROM OPERATIONS               (23,788,436)        (1,523,791)       (10,483,975)           (69,167)          (104,508)

INTEREST EXPENSE                       (61,534)            (2,350)           (67,496)           (42,355)           (64,403)

OTHER INCOME (EXPENSE),
Net                                    107,667             29,516             94,433             (4,547)             1,917
                                  ------------       ------------       ------------       ------------       ------------
NET LOSS                          $(23,742,303)      $ (1,496,625)      $(10,457,038)      $   (116,069)      $   (166,994)
                                  ============       ============       ============       ============       ============
BASIC AND DILUTED LOSS
PER SHARE                         $      (0.40)      $      (0.03)      $      (0.20)      $      (0.18)      $      (0.26)
                                  ============       ============       ============       ============       ============


See notes to financial statements.

INTERGLOBAL WASTE MANAGEMENT, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
PERIOD FROM JANUARY 12, 2000 (INCEPTION) TO DECEMBER 31, 2000 AND
JUNE 30, 2001 (UNAUDITED)
-------------------------------------------------------------------------------



                                                                                              NOTE
                                         NUMBER OF          COMMON       ACCUMULATED       RECEIVABLE
                                          SHARES            STOCK          DEFICIT         STOCKHOLDER      TOTAL
                                         ---------          ------       -----------       ----------    ------------

BALANCE,
JANUARY 12, 2000
(Inception)                                    --      $         --     $      --       $       --       $        --
Issuance of Common Stock:
Founders                                 31,654,850
Sale to Officers                         14,000,000         805,000            --               --            805,000
Royce Acquisition                           272,096         408,144                                           408,144
Private Placement                         9,263,331      13,894,997            --               --         13,894,997
Merger                                    2,914,913
Merger - Finder's Fee                     1,457,456       2,186,184            --               --          2,186,184
Stock Compensation-
non employee                                   --           382,120            --               --            382,120
Note Receivable -
Stockholder                                    --              --              --           (100,000)        (100,000)
Net Loss                                       --              --       (10,457,038)            --        (10,457,038)
                                       ------------    ------------    ------------     ------------     ------------
BALANCE,
DECEMBER 31, 2000                        59,562,646      17,676,445     (10,457,038)        (100,000)       7,119,407
PolyCast Acquisition                        200,000         300,000            --               --            300,000
Private Placement                           780,280       2,690,506            --               --          2,690,506
Issuance of common
stock-director                               10,000          30,000            --               --             30,000
Issuance of common
stock for services                           10,000          30,000            --               --             30,000
Stock Compensation-non
employee (Note 11)                             --        15,022,935            --               --         15,022,935
Stock Compensation-
employees and directors                        --           611,015            --               --            611,015
HydraStatic Acquisition                     281,923       5,389,534                                         5,389,534
Net Loss                                       --              --       (23,742,303)            --        (23,742,303)
                                       ------------    ------------    ------------     ------------     ------------
BALANCE,
JUNE 30, 2001 (UNAUDITED)                60,844,849    $ 41,750,435     (34,199,341)    $   (100,000)    $  7,451,094
                                       ============    ============    ============     ============     ============





See notes to financial statements

ROYCE INSTRUMENT CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
175-DAY PERIOD ENDED JUNE 23, 2000 AND YEAR ENDED DECEMBER 31, 1999
(PREDECESSOR).


                                NUMBER OF    COMMON   ADDITIONAL PAID-IN    ACCUMULATED
                                 SHARES       STOCK       CAPITAL             DEFICIT      TOTAL
                                ---------    ------   ------------------    -----------   ---------
BALANCE,
JANUARY 1, 1999                  653,300    $  65,330    $ 373,210          $  (4,344)    $ 434,196
Net Loss                            --           --           --             (166,994)     (166,994)
                               ---------    ---------    ---------          ---------     ---------
BALANCE,
DECEMBER 31, 1999                653,300       65,330      373,210           (171,338)      267,202
Net Loss                            --           --           --             (116,069)     (116,069)
                               ---------    ---------    ---------          ---------     ---------
BALANCE,
June 23, 2000                    653,300    $  65,330    $ 373,210          $(287,407)    $ 151,133
                               =========    =========    =========          =========     =========






See notes to financial statements

INTERGLOBAL WASTE MANAGEMENT, INC.
STATEMENTS OF CASH FLOWS
For the Six Months Ended June 30, 2001 (Unaudited), the Period From January 12, 2000 (Inception) to June 30, 2000 (Unaudited), the Period From January 12, 2000 (Inception) to December 31, 2000, the 175-Day Period Ended June 23, 2000 (Predecessor) and the Year Ended December 31, 1999 (Predecessor)

--------------------------------------------------------------------------------




                                                                                                ------------------------------
                                                                                                        PREDECESSOR
                                                               JANUARY 12,                      ------------------------------
                                                SIX MONTHS        2000          JANUARY 12,
                                                   ENDED     (INCEPTION) TO         2000
                                                 JUNE 30,       JUNE 30,       (INCEPTION) TO       175-DAY        YEAR ENDED
                                                   2001           2000           DECEMBER 31,    PERIOD ENDED     DECEMBER 31,
                                                (UNAUDITED)    (UNAUDITED)          2000         JUNE 23, 2000        1999
                                              -----------------------------    --------------    -------------    -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Loss                                    ($23,742,303)    ($ 1,496,625)    ($10,457,038)    ($   116,069)    ($   166,994)
  Adjustments to reconcile net loss
   to net cash (used in) provided
    by operating activities:
    Depreciation and amortization                  493,391           11,333          178,647           31,631           61,194
    Deferred income tax credit                                                                        (11,000)          (1,764)
    Stock-based compensation                    15,693,950          144,998        2,568,304
    Changes in assets and liabilities:
      Accounts receivable                           96,139              440          (41,310)        (310,190)         265,787
      Inventory                                   (563,925)         (43,310)          53,331         (174,039)        (197,839)
      Prepaid expenses and other
        current assets                            (365,056)        (216,235)        (286,990)           5,517          (13,876)
      Accounts payable                           1,538,907           68,145          150,362          214,896          159,989
      Accrued expenses                             108,872           68,195          431,208           25,803          (35,017)
                                              ------------     ------------     ------------     ------------     ------------
          Net cash (used in) provided
            by operating activities             (6,740,025)      (1,463,059)      (7,403,486)        (333,451)          71,480
                                              ------------     ------------     ------------     ------------     ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment              (530,770)        (166,431)        (967,017)          (1,641)        (104,529)
  Notes receivable                                (839,085)        (100,000)        (179,491)            --               --
  Purchases - certificates of deposit                 --            (65,000)      (2,706,213)            --
  Redemption - certificates of deposit           2,525,659             --               --               --               --
  Decrease (increase) in other assets               33,492           (4,866)        (322,916)            --               --
  Acquisition of subsidiaries (see Note 2)          (2,435)        (351,902)        (351,902)            --               --
                                              ------------     ------------     ------------     ------------     ------------
           Net cash provided by (used in)
              investing activities               1,186,861         (688,199)      (4,527,539)          (1,641)        (104,529)
                                              ------------     ------------     ------------     ------------     ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Payments on long-term debt                      (121,813)          (1,390)         (73,750)          (7,004)          (3,377)
  Borrowings on long-term debt                      52,438           25,000          284,165                            45,374
  (Payments) borrowings under line
    of credit, net                                  47,587            9,278         (296,182)         320,233           62,997
  Loan payable                                     363,670
  Proceeds from sale of stock                    2,690,506        3,473,998       14,699,997             --
  Other                                               --               --               --              3,143             --
                                              ------------     ------------     ------------     ------------     ------------
          Net cash provided by
             financing activities                3,032,388        3,506,886       14,614,230          316,372          104,994
                                              ------------     ------------     ------------     ------------     ------------
NET (DECREASE) INCREASE IN CASH AND
   CASH EQUIVALENTS                             (2,520,776)       1,355,628        2,683,205          (18,720)          71,945
CASH AND CASH EQUIVALENTS,
  BEGINNING OF PERIOD                            2,683,205             --               --             74,885            2,940
                                              ------------     ------------     ------------     ------------     ------------
CASH AND CASH EQUIVALENTS, END OF PERIOD      $    162,429     $  1,355,628     $  2,683,205     $     56,165     $     74,885
                                              ============     ============     ============     ============     ============
SUPPLEMENTAL DISCLOSURE OF CASH
FLOW INFORMATION
Cash paid during the period for:
Income Taxes                                  $       --       $       --       $       --       $       --       $     72,918
                                              ============     ============     ============     ============     ============
Interest                                      $     28,178     $       --       $     61,753     $     62,000     $     61,547
                                              ============     ============     ============     ============     ============



See notes to financial statements.

                                                                     (concluded)

INTERGLOBAL WASTE MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2001 (Unaudited) and for the Period January 12, 2000 (Inception) to June 30, 2000 (Unaudited) and for the Period from January 12, 2000 (Inception) to December 31, 2000 and the 175-Day Period Ended June 23, 2000 (Predecessor) and the Year Ended December 31, 1999 (Predecessor)

--------------------------------------------------------------------------------

1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The following is a summary of the significant accounting policies, which have been consistently applied in the presentation of the accompanying financial statements.

     COMPANY'S ACTIVITIES - InterGlobal Waste Management, Inc. ("IWM" or the "Company") was formed on January 12, 2000 and is in the business of research, development, and marketing of cost-effective, sustainable technologies to treat wastewater emanating from animal feeding operations. The Company acquired a 100 percent interest in Royce Instrument Corporation ("Royce" or the "Predecessor") on June 23, 2000, and at the time, IWM had no significant operations (See Note 2). Royce is engaged in the manufacturing and servicing of water quality instrumentation. Royce operates a facility in New Orleans, Louisiana.

     On September 8, 2000, the Company formed InterGlobal Waste Management Espana, S.A. ("IWM Espana"). IWM Espana, a wholly owned subsidiary of IWM, had no revenues during 2000 or for the Six Months Ended June 30, 2001 (Unaudited).

     On October 25, 2000, pursuant to an Agreement and Plan of Merger, the Company issued 2,914,913 shares of common stock for a public shell company, which had no assets, liabilities, or operations (see Note 9).

     On January 24, 2001 the Company completed the acquisition of PolyCast, Inc. ("PolyCast"), a Louisiana Corporation. PolyCast is a specialty polymer molding company. PolyCast uses liquid polymers to produce prototypes and electronic encapsulations, potting, and parts that are not manufacturable with other polymer processing techniques. The PolyCast stockholders redeemed 100 percent of their common stock for 200,000 shares of IWM common stock and other consideration (see Note 2).

     On April 12, 2001, the Company completed the acquisition of Hydra-Static Systems Inc.("Hydra-Static"), an Ontario, Canada corporation. The Hydra-Static stockholders redeemed 100 percent of their common stock for 276,923 shares of IWM common stock and other consideration (see Note 2).

     UNAUDITED FINANCIAL STATEMENTS - In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations as of such dates and for such periods.

     PRINCIPLES OF CONSOLIDATION - The results of operations of Royce are included in the accompanying financial statements for the period from June 23, 2000 (acquisition) to December 31, 2000. The results of operations of Royce, IWM Espana, PolyCast and Hydra-Static are included in the accompanying financial statements for the six months ended June 30, 2001 from the acquisition date or inception date. All intercompany accounts and transactions have been eliminated.

     EARNINGS PER SHARE - The Company computes basic and diluted earnings per share in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share."

     The following table sets forth the computation of basic and diluted (loss) income per share:


                                       JANUARY 12,                       -----------------------------
                                           2000                                   PREDECESSOR
                       SIX MONTHS      (INCEPTION)      JANUARY 12,      ------------------------------
                          ENDED            TO                2000
                         JUNE 30,        JUNE 30,        (INCEPTION)         175-DAY       YEAR ENDED
                           2001            2000          TO DECEMBER       PERIOD ENDED    DECEMBER 31,
                       (UNAUDITED)     (UNAUDITED)         31, 2000       JUNE 23, 2000       1999
                      -------------  ---------------    -------------    --------------   -------------
Net loss              $(23,742,303)    $ (1,496,625)    $(10,457,038)    $   (116,069)    $   (166,994)
Weighted-average
shares outstanding
used for basic and
diluted loss
per share               59,665,222       47,740,631     $ 51,462,252          653,300          653,300
Basic and diluted
loss per share        $      (0.40)    $      (0.03)    $      (0.20)    $      (0.18)    $      (0.26)


     For the six months ended June 30, 2001, the period from January 12, 2000 (inception) to June 30, 2000 and the period from January 12, 2000 (inception) to December 21, 2000, 6,141,167, 1,333,334 and 3,634,167
     options and warrants, respectively, have been excluded from the calculation of diluted EPS as the effect is anti-dilutive.

     COMPREHENSIVE (LOSS) INCOME - Comprehensive (loss) income and net (loss) income are the same for all the periods presented.

     CASH AND CASH EQUIVALENTS - The Company considers all short-term instruments purchased with a maturity of three months or less to be cash equivalents.

     INVESTMENTS IN CERTIFICATES OF DEPOSIT - The Company invests in certificates of deposit with interest rates ranging from 5.2 to 6.15 percent at December 31, 2000 and June 30, 2001. Maturities of certificates of deposit at June 30, 2001 are as follows: $52,949 in year 2001 and $86,688 in year 2003.

     CONCENTRATION OF CREDIT RISK - Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash, cash equivalents, and accounts receivable. The Company places its cash and cash equivalents with high credit-quality institutions and limits the amount of credit exposure at any one institution. The Company performs ongoing credit evaluations of its customers before granting uncollateralized credit and provides an allowance for estimated credit losses. No allowance for doubtful accounts is provided at December 31, 2000 and at June 30, 2001, as all receivables are considered collectible by management.

     INVENTORY - Inventory is stated at the lower of cost (first-in, first-out) or market.

     PROPERTY AND EQUIPMENT - Property and equipment are stated at cost less accumulated depreciation and amortization using the straight-line method over the following useful lives:


        Machinery and equipment                  3 - 7 years
        Leasehold improvements                   Shorter of lease term or useful life
        Computer software and equipment          3 years
        Office equipment                         3 years
        Furniture and fixtures                   5 - 10 years
        Vehicles                                 5 years


     The Company capitalizes computer software developed or obtained for internal use in accordance with Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Capitalized computer software is depreciated using the straight-line method over the shorter of the estimated useful life of the software or three years.

     LONG-LIVED ASSETS - The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that an asset's carrying value may exceed the undiscounted expected future cash flows to be derived from that asset. Whenever undiscounted expected future cash flows are less than the carrying value, the asset will be reduced to an amount equal to the net present value of the expected future cash flows and an impairment loss will be recognized.

     NOTES RECEIVABLE - The notes receivable from two third parties bear interest at the rate of 9.50 percent and 10.50 percent per annum and mature on January 2002 and August 2001.

     GOODWILL - Goodwill represents the excess purchase price over net assets acquired and is being amortized on a straight-line basis over 5 and 10 years (see Note 2). Total cost and accumulated amortization amounted to $6,629,432 and $665,078 and $315,022 and $33,254, respectively, at June 30,
     2001 and December 31, 2000, respectively. The Company reviews goodwill for impairment whenever events or changes in circumstances indicate that an asset's carrying value may exceed the undiscounted expected future cash flows to be derived from that asset. Whenever undiscounted expected future cash flows are less than the carrying value, the asset will be reduced to an amount equal to the net present value of the expected future cash flows and an impairment loss will be recognized.

     RESEARCH AND DEVELOPMENT - Expenditures on research and development activities amounted to $2,803,230 for the six months ended June 30, 2001, $716,455 for the period January 12, 2000 (Inception) to June 30, 2000, and $2,135,231 for the period January 12, 2000 (Inception) to December 31, 2000 (See Note 12) and $108,790 for the 175-Day Period Ended June 23, 2000 and $20,290 for the year ended December 31, 1999. Research and development expenditures are charged to expense as incurred. However, the costs incurred for the development of computer software that will be sold, leased or otherwise marketed are capitalized when technological feasibility has been established in accordance with the Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." As of June 30, 2001 and December 31, 2000, no such costs have been capitalized in accordance with the provisions of SFAS No. 86.

     REVENUE RECOGNITION - Revenue is recognized upon shipment of the product, as this is when title passes to the customer, unless the sales contract requires installation of the products prior to customer acceptance. Revenue on contracts requiring installation is recorded upon completion of installation and customer acceptance. The Company does not grant rights of return.

     WARRANTIES - The Company's products are covered by a one-year warranty. Estimated future costs of repair, replacement, or customer accommodations are reflected in the accompanying financial statements. Such warranty reserves amounted to $50,000 at June 30, 2001 and December 31, 2000 and are included in accrued expenses. The cost of warranty is included in cost of sales.

     INCOME TAXES - The Company accounts for income taxes using the liability method. Deferred income taxes are provided for temporary differences between the basis of the Company's assets and liabilities for financial reporting and income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." The Company provides a valuation allowance against deferred tax assets if it is more likely than not that these assets will not be realized.

     USE OF ACCOUNTING ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     RECENT ACCOUNTING PRONOUNCEMENT - SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," is effective for all fiscal years beginning after June 15, 2000. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Under SFAS No. 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The Company adopted SFAS No. 133 effective January 1, 2001. The adoption of SFAS No. 133 did not have a significant impact on the financial position, results of operations, or cash flows of the Company.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements," which provides additional guidance in applying accounting principles generally accepted in the United States of America to revenue recognition in the financial statements. The Company believes that its revenue recognition practices are consistent with the requirements of SAB No. 101.

     In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations." SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The Company does not believe that the adoption of SFAS 141 will have a significant impact on its financial statements.

     In July 2001, the FASB issued Statements of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets", which is effective January 1, 2002. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS 142 also requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. The Company is currently assessing but has not yet determined the impact of SFAS 142 on its financial position and results of operations.

2.   ACQUISITION OF SUBSIDIARIES AND MERGER

     As discussed in Note 1, the Company acquired a 100 percent interest in Royce on June 23, 2000. The acquisition was accounted for under the purchase method of accounting. The acquisition included cash consideration of $391,857, as well as 272,096 shares of common stock valued at $408,144 and acquisition costs of $16,210. The following table summarizes the fair value of assets and liabilities of the business acquired as of the date of acquisition and the computation of the excess of the purchase price over the fair value of the net assets acquired which is being amortized on a straight-line basis over 10 years:



                                             FAIR VALUE OF
                                            ASSETS ACQUIRED
                                            AND LIABILITIES
                                                ASSUMED
                                            ---------------
     Cash and cash equivalents                     56,165
     Accounts receivable, net                   1,016,261
     Inventories                                1,097,438
     Property and equipment, net                  189,547
     Other assets                                  83,520
                                               ----------
     Total assets                               2,442,931
                                               ----------
     Accounts payable                             972,215
     Accrued expenses and other liabilities       254,185






          Revolving line of credit                                       1,000,967
          Installment loan obligations                                     64,431
                                                                       ----------
          Total liabilities                                             2,291,798
                                                                       ----------
          Fair value of net assets acquired                            $  151,133
                                                                       ==========
          Purchase price and closing costs                                816,211
                                                                       ----------
          Excess of purchase price over the
            fair value of net assets acquired                          $  665,078
                                                                       ==========


     As discussed in Note 9, on October 25, 2000, pursuant to an Agreement and Plan of Merger, the Company issued an aggregate of 2,914,913 shares of common stock to certain creditors of Hospitality Companies, Inc. and Halter Financial Group, Inc. In addition, the Company also issued 1,457,456 shares of common stock to Private Financing Group which assisted the Company with the merger.

     As discussed in Note 1, the Company acquired a 100 percent interest in PolyCast on January 24, 2001. The acquisition was accounted for under the purchase method of accounting. The acquisition included 200,000 shares of common stock valued at $300,000, forgiveness of debt of $249,498, and acquisition costs of $3,465. The following table summarizes the fair value of assets and liabilities of the business acquired as of the date of acquisition and the computation of the excess of the purchase price over the fair value of the net assets acquired:



                                                           FAIR VALUE OF ASSETS
                                                               ACQUIRED AND
                                                            LIABILITIES ASSUMED
                                                                (UNAUDITED)
                                                            -------------------
          Cash and cash equivalents                                $  3,395
          Property and equipment, net                                28,179
          Other assets                                                  600
                                                                   --------
          Total Assets                                             $ 32,174
                                                                   --------
          Accounts payable                                           22,853
          Accrued expenses and other liabilities                     17,961
          Revolving line of credit                                    4,800
                                                                   --------
          Total liabilities                                          45,614
                                                                   --------
          Fair value of net liabilities acquired                   $(13,440)
                                                                   ========
          Purchase price and closing costs                           53,967
                                                                   --------
          Excess of purchase price plus the fair value
          of net liabilities acquired                              $ 67,407
                                                                   ========

     As discussed in Note 1, the Company acquired 100 percent interest in Hydra-Static on April 12, 2001. The acquisition was accounted for under the purchase method of accounting. The acquisition included cash consideration of $200,000 as well as 276,923 shares of common stock valued at $1,800,000. The agreement also includes the forgiveness of advances to Hydra-Static of $202,083 as additional consideration. The Hydra-Static stockholders redeemed 100% of their common stock for 276,923 shares of IWM stock plus cash of $200,000. In addition, under the terms of the agreement, in the event that the average closing price of the Company's stock during the first ten days that the stock is traded on a recognized stock exchange is less than $6.50 per share, then the Company will issue additional shares to the Hydra-Static stockholders so that the value of the number of shares of common stock issued to the Hydra-Static stockholders is equal to $1,800,000. In addition, the Hydra-Static shareholders received options to purchase 1,000,000 shares of the company's common stock at an exercise price of $6.50 per share. The options are exercisable for a period of five years from the date of grant. In the event that the average closing price of the Company's stock during the first ten days that the stock is traded on a recognized stock exchange is less than $6.50 per share, then the strike price for the options shall be adjusted to such average closing price. The Company also issued 5,000 shares of common stock valued at $32,500 in connection with this acquisition as a broker fee.

     The following table summarizes the fair value of assets and liabilities of the business acquired as of the date of acquisition and the computation of the excess of the purchase price over the fair value of the net assets acquired which is being amortized on a straight-line basis over 5 years:


                                                                          FAIR VALUE OF ASSETS
                                                                              ACQUIRED AND
                                                                           LIABILITIES ASSUMED
                                                                               (UNAUDITED)
                                                                           -------------------
            Property and equipment, net                                        $   198,116
            Other assets                                                             7,230
                                                                               -----------
            Total Assets                                                       $   205,346
                                                                               -----------
            Accounts payable                                                        29,665
            Bank note                                                              153,343
            Other liabilities                                                      118,903
            Revolving line of credit                                                 6,400
                                                                               -----------
            Total liabilities                                                      308,311
                                                                               -----------
            Fair value of net liabilities acquired                             $  (102,965)
                                                                               ===========
            Purchase price and closing costs                                     5,793,982
                                                                               -----------
            Excess of purchase price plus the fair value of net liabilities
              acquired                                                         $ 5,896,947
                                                                               ===========

     The purchase price for this acquisition has been allocated to the assets and liabilities acquired based on preliminary estimates of their respective fair values and is subject to adjustment.

     Pro forma unaudited operating data for the period from January 12, 2000 (Inception) to December 31, 2000 is presented as if Royce, Polycast and Hydra-Static had been acquired and the merger was completed by the Company at inception and as of January 1, 2001 as follows:


                                         JANUARY 12, 2000       SIX MONTHS ENDED
                                          (INCEPTION) TO          JUNE 30, 2001
                                         DECEMBER 31, 2000         (UNAUDITED)
                                         -----------------      -----------------
         Revenue:
           As reported                    $  3,560,640           $  3,232,558
           Pro forma                         6,360,088              3,232,558
         Net loss:
           As reported                     (10,457,038)           (23,742,303)
           Pro forma                       (11,933,360)           (24,445,273)
         Net loss per diluted share:
           As reported                    $      (0.20)          $      (0.40)
           Pro forma                             (0.22)                 (0.41)


* The pro forma adjustment represents the amortization of goodwill related to the acquisitions of Royce, Polycast and Hydra-Static. Amortization expense is calculated using the straight-line method over the estimated useful lives of five to ten years.


     The unaudited pro forma information is not necessarily indicative either of results of operations that would have occurred had the purchase been made as of January 12, 2000 or January 1, 2001 or of operations of the consolidated company.

3.   INVENTORY

     Inventory consisted of the following:



                                             JUNE 30,
                                               2001       DECEMBER 31,
                                           (UNAUDITED)        2000
                                           -----------     ----------
           Raw materials and supplies      $  870,030      $  629,672
           Work in progress                   225,758          96,771
           Finished goods                     383,595         317,664
           BIOLOC Demos                       128,649            --
                                           ----------      ----------
           Total                           $1,608,032      $1,044,107
                                           ==========      ==========

4.   OTHER ASSETS

     Other assets consisted of the following:



                                           JUNE 30,
                                             2001     DECEMBER 31,
                                         (UNAUDITED)      2000
                                         -----------    --------
           Certificates of deposit        $ 86,688      $127,605
           Security deposits                74,692        65,558
           Miscellaneous receivables        67,499        60,000
           Other                              --          66,332
                                          --------      --------
           Total                          $228,879      $319,495
                                          ========      ========


5.   LINES OF CREDIT

     As of June 30, 2001 and December 31, 2000, the Company and Royce had revolving lines of credit with a bank, which were available as a source of short-term financing. A summary of the terms of the lines of credit is as follows:




     o Advances of up to 80 percent of the Company's eligible foreign receivables, as defined, subject to a maximum loan balance of $750,000, interest charged at 1.5 percent over the Wall Street Journal Prime Rate (8.50 percent at June 30, 2001 and 11.00 percent at December 31, 2000), collateralized by substantially all assets of the Royce, due November 15, 2001, guaranteed by IWM.

     o Advances of up to 75 percent of the Company's eligible domestic receivables plus 50 percent of the aggregate amount of the eligible inventory, as defined, subject to a maximum loan balance of $1,500,000, interest charged at 1.25 percent over the Wall Street Journal Prime Rate (8.25 percent at June 30, 2001 and 10.75 percent at December 31, 2000), collateralized by substantially all assets of Royce, due November 3, 2001, guaranteed by IWM.


     At June 30, 2001 and December 31, 2000, outstanding balances on the lines of credit were $733,840 and $704,785, respectively.


     As of June 30, 2001, HydraStatic had a revolving line of credit with a bank. The line of credit which is secured by a general security agreement and a personal guarantee of the former shareholders is subject to a maximum of $49,554, interest charged at 2.0 percent over the bank's prime rate (8.25 percent at June 30, 2001). At June 30, 2001 the outstanding balance was $29,732.


6.   LOANS PAYABLE

     Loans payable consists of:



                                                                                                         JUNE 30,
                                                                                                           2001
                                                                                                      (UNAUDITED)
                                                                                                      -----------
          Cash payable to the former owners of Hydra-Static in connection with the acquisition of
          Hydrastatic on April 12, 2001 (See Note 2)                                                     $200,000

          Loans payable to two individuals.  The loans are non-interest bearing, with no maturity date    287,500

          Loans payable to former owners of Hydra-Static.  The loans are non-interest bearing, with no    116,286
          maturity date

          Other miscellaneous loans, non-interest bearing, no maturity date                                 6,050
                                                                                                         --------
          Total                                                                                          $609,836
                                                                                                         ========



7.   ACCRUED EXPENSES

     Accrued expenses consisted of the following:


                                                 JUNE 30,
                                                   2001       DECEMBER 31,
                                               (UNAUDITED)       2000
                                               -----------    -----------
          Accrued vacation                       $ 60,017      $   --
          Accrued commissions                      23,064        39,479
          Accrued payroll and related taxes       328,415       340,091
          Warranty reserves                        50,000        50,000
             Other                                350,728       255,821
                                               ----------       -------
             Total                               $812,224      $685,391
                                               ==========      ========


8.  LONG-TERM DEBT

    Long-term debt consisted of the following:

                                                                                           JUNE 30,
                                                                                            2001        DECEMBER 31,
                                                                                         (UNAUDITED)      2000
                                                                                         ----------     -----------

9.5% contract payable to City Capital, interest and principal payable in
monthly installments of $532, maturing March 2006                                          $ 24,329      $      0
9.25% note payable to a bank, principal payable in monthly installments of
$1,376 and interest payable monthly, maturing October 2010                                  154,168
9.9% note payable to Ford Motor Credit, truck pledged as collateral, interest and principal payable in monthly installments of $1,001,
maturing February 2004                                                                       27,281             0
8.7% note payable to a bank, principal payable in monthly installments of
$695 and interest payable monthly, maturing in April 2003                                    13,530        17,700
8.15% note payable to a bank, principal payable in monthly installments
of $2,778 and interest payable monthly, maturing in July 2003                                69,444        86,111
10.5% contract payable to Transamerica Insurance Financing, interest and
principal payable in monthly installments of $13,242, maturing in May 2001                     --          82,613
3.9% note payable to Ford Motor Credit, truck pledged as collateral,
interest and principal payable in monthly installments of $868, maturing in June 2003        19,203        24,768
26.2% contract payable to Republic Leasing, telephone equipment pledged as collateral, interest and principal payable in monthly installments of
$1,616, maturing in July 2002                                                                30,874        36,113
4.9% note payable to Ford Motor Credit, truck pledged as collateral, interest and principal payable in monthly installments of $607, maturing
in August 2002                                                                                8,230        11,623
6.9% note payable to Ford Motor Credit, truck pledged as collateral, interest and principal payable in monthly installments of $776, maturing
in October 2002                                                                              11,755        15,919
                                                                                           --------      --------
                                                                                            358,814       274,847
Less current maturities                                                                     110,597       160,457
                                                                                           --------      --------
Total long-term debt                                                                       $248,217      $114,390
                                                                                           ========      ========


     Total maturities of long-term debt are as follows:


                 Six Months Ended December 31, 2001                                        $    52,567
                 Year Ended 2002                                                               110,504
                 Year Ended 2003                                                                67,556
                 Year Ended 2004                                                                23,842
                 Year Ended 2005                                                                22,390
                 Year Ended 2006                                                                18,601
                 Thereafter                                                                     63,354
                                                                                           -----------
                                                                                           $   358,814
                                                                                           ===========


9.   STOCKHOLDERS' EQUITY

     FOUNDERS SHARES AND SALE TO OFFICERS - On January 12, 2000, the Company issued 31,654,850 shares of its common stock to its Founders. On January 12, 2000 (Inception), the Company issued 14,000,000 shares of common stock to two stockholders in exchange for notes receivable of $805,000. These shares of Common Stock were purchased as an additional investment and not associated with contributed services in connection with formation of the Company. The notes receivable from the stockholders accrued interest at the rate of 8 percent per annum and were subsequently paid on December 31, 2000. Accrued interest as of June 30, 2001 and December 31, 2000 was $61,718 and is included in other assets.

     PRIVATE PLACEMENT - The Company entered into a private placement agreement with The Kensington Group, a Thai Corporation ("Kensington"), whereby the Company may sell up to 16 million shares of common stock at a purchase price of $1.50 per share. This agreement expired by its terms on January 9, 2001. Subsequent to January 9, 2001, Kensington was allowed to continue to purchase any shares not previously purchased. For purchases subsequent to December 31, 2000, the price per share was renegotiated and increased to $3.00 per share. Effective June 1, 2001, the price per share was renegotiated and increased to $5.00 per share.

     As of June 30, 2001 and December 31, 2000, Kensington purchased 9,945,078 and 9,263,331 shares, respectively, of the Company's common stock for $15,965,029 and $13,894,997, respectively, of which 5,313,412 and 4,631,665 shares, respectively, have been sold by Kensington to third party investors. David Cordova, the president of Kensington, is one of the original founders of the Company and was issued 232,350 of founder shares. In addition, Kensington loaned the Company $72,737 as of June 30, 2001. The loan is non-interest bearing and due on demand.

     On May 4, 2001, the Company entered into a private placement agreement with AA Capital Ventures, LLC, a California Limited Liability Company, whereby the Company may sell stock in accordance with their private placement memorandum and disclosure documents issued under Regulation S. As of June 30, 2001, AA Capital sold 98,533 shares of common stock at a price of $6.50 per share. Under the terms of the agreement, the Company is to pay an initial fee of $10,000 plus consulting fees of $3,500 per month beginning June 1, 2001 for two months. In addition, the Company is to pay a consulting fee equal to 10% of the monies raised and the Company agrees to issue warrants to purchase common stock at $6.50 per share at the rate of 6% of the monies raised. Such warrants are valid until December 1, 2002. During the six months ended June 30, 2001, the Company paid $75,546 under the terms of this agreement and issued 37,000 warrants valued at $72,200.

     ROYCE - On June 23, 2000, Royce redeemed 320,000 shares of its common stock for a total cost of approximately $391,857. IWM provided $391,857 to Royce to facilitate the redemption of its common stock. Immediately after such redemption, the remaining stockholders exchanged 100 percent of their stock in Royce for 272,096 shares of IWM common stock valued at $408,144 (see
     Note 14).

     MERGER - On October 25, 2000, pursuant to an Agreement and Plan of Merger, the Company issued an aggregate of 2,914,913 shares of common stock to certain creditors of Hospitality Companies, Inc., a Texas corporation ("Hospitality"), and Halter Financial Group, Inc. ("Halter"). Such shares were issued in accordance with Section 1145 under the United States Bankruptcy Code. As such, the transaction was exempt from the registration requirements of Section 5 of the Securities Act of 1933. The Company formed a wholly owned subsidiary, IWM Subsidiary, Inc., to effect the Agreement and Plan of Merger. At the time of the merger, Hospitality had no assets, liabilities, and operations. As such, Hospitality was recapitalized with the resultant capital offset by the purchase price of $4,372,370. In addition to being issued shares as a creditor of Hospitality, Halter was paid $360,000 for merger transaction services, which is included in selling, general, and administrative expenses. In addition, Private Financing Group assisted the Company with the merger and was paid $350,000 and issued 1,457,456 shares of common stock valued at $2,186,184 for advisory fees, which are included in selling, general, and administrative expenses.

     POLYCAST - On January 24, 2001 the Company completed the acquisition of PolyCast, Inc. ("PolyCast"), a Louisiana Corporation. PolyCast is a specialty polymer molding company. PolyCast uses liquid polymers to produce prototypes and electronic encapsulations, potting, and parts that are not manufacturable with other polymer processing techniques. The PolyCast stockholders redeemed 100 percent of their common stock for 200,000 shares of IWM common stock.

     HYDRA-STATIC - On April 12, 2001, the Company completed the acquisition of Hydra-Static. The Hydra-Static shareholders redeemed 100 percent of their common stock for 276,923 share of IWM common stock. In addition, 5,000 shares of IWM common stock valued at $32,500 were issued to a third party as commission related to the acquisition of Hydra-Static.

     NON-EMPLOYEE - On January 31, 2001, the Company issued 10,000 shares of common stock under the terms of a marketing service agreement. Such shares have been valued at $30,000 and included in general and administrative expenses for the six months ended June 30, 2001.

     DIRECTOR - On March 31, 2001, the Company issued 10,000 shares of common stock to an individual for becoming a member of the Board of Directors. Such shares have been valued at $30,000 and included in general and administrative expenses for the six months ended June 30, 2001.

10.  INCOME TAXES

     The components of the provision for income taxes, which are principally federal taxes, were as follows:

                                                                                        ------------------------------
                                                                                                 PREDECESSOR
                                                          JANUARY 12,                   ------------------------------
                                         SIX MONTHS          2000         JANUARY 12,
                                            ENDED       (INCEPTION) TO       2000
                                          JUNE 30,         JUNE 30,     (INCEPTION) TO      175-DAY       YEAR ENDED
                                            2001             2000        DECEMBER 31,    PERIOD ENDED    DECEMBER 31,
                                         (UNAUDITED)      (UNAUDITED)        2000        JUNE 23, 2000       1999
                                      ---------------  ---------------  ---------------  --------------  -------------
      Current income tax                    $ --             $--             $--              $--          $(58,000)
      Deferred income tax                     --              --              --               --            58,000
                                            ----             ---             ---              ---          --------
      Total                                 $ --             $--             $--              $--          $     --
                                            ====             ===             ===              ===          ========

     The Company's recorded income tax expense differs from the amount expected based upon the statutory federal tax rate for the reasons explained below:


                                                                                      -------------------------------
                                                                                               PREDECESSOR
                                                        JANUARY 12,                   -------------------------------
                                        SIX MONTHS         2000          JANUARY 12,
                                           ENDED      (INCEPTION) TO        2000
                                         JUNE 30,        JUNE 30,      (INCEPTION) TO       175-DAY       YEAR ENDED
                                           2001            2000         DECEMBER 31,     PERIOD ENDED     DECEMBER 31,
                                        (UNAUDITED)     (UNAUDITED)         2000         JUNE 23, 2000       1999
                                     --------------- ---------------  ---------------   --------------    -----------
      Income tax (benefit)
      expense at statutory rate         $(8,072,000)     $(507,000)      $(3,555,000)     $(39,000)       $(57,000)
      Non-deductible expense                104,000                           32,000                        16,000
      State Benefit                      (1,302,000)                        (617,000)
      Changes in valuation allowance      9,270,000        507,000         4,140,000        39,000          41,000
                                        -----------      ---------       -----------      --------        --------
      Recorded income tax expense       $       --       $    --         $       --       $    --         $    --
                                        ===========      =========       ===========      ========        ========



     The components of the Company's deferred tax assets were as follows:



                                                                                   SIX MONTHS          YEAR ENDED
                                                                                 ENDED JUNE 30,       DECEMBER 31,
                                                                                      2001                2000
                                                                                 -------------        ------------
                                                                                  (UNAUDITED)

           Inventory                                                              $     27,000        $     39,000
           Property and equipment                                                       16,000              16,000
           Warranty reserve                                                             17,000              17,000
           Stock compensation                                                        5,773,000             164,000
           Net operating loss                                                        8,514,000           4,185,000
           Other                                                                      (937,000)           (281,000)
                                                                                  ------------        ------------
           Total deferred tax asset                                                 13,410,000           4,140,000
           Less valuation allowance                                                 13,410,000           4,140,000
                                                                                  ------------        ------------
           Net deferred tax asset                                                 $         --        $         --
                                                                                  ============        ============




     The Company has provided a valuation allowance against certain deferred tax assets because it is more likely than not that a portion of these assets will not be realized. The increases in valuation allowance of $9,270,000 for the six months ended June 30, 2001 and $4,140,000 for the period from January 12, 2000 (Inception) to December 31, 2000 are primarily due to increases in net operating losses.

     The Company has net operating loss carryforwards at June 30, 2001 and December 31, 2000 of approximately $20,235,000 and $9,900,000, respectively, for federal and state purposes, which expire through 2020 and 2008, respectively.

11.  STOCK OPTION PLAN AND WARRANTS

     During 2001, the Company's Board of Directors approved the 2000 Stock Option Plan (the "2000 Plan"), which has not yet been approved by the stockholders of the Company. An aggregate of 7,500,000 shares of the Company's common stock may be issued under the 2000 Plan. At December 31, 2000 and June 30, 2001, no options have been issued under the 2000 Plan.

     For the six months ended June 30, 2001, the Company granted to employees options to purchase 100,000 shares of common stock at a price of $5.50 per share, which management believes represented an above market price on the date of grant. The options are exercisable ratably over five years from the grant date. The options expire five years from the date of grant. In addition, the Company granted to an employee options to purchase 100,000 shares of common stock at a price of $1.50 per share. These options are fully vested on the date of grant and compensation expense recognized during the six months ended June 30, 2001 related to these options was $150,000. The options expire five years from the date of grant. The Company also granted to an employee options to purchase 20,000 shares of common stock at a price of $5.50 per share in April 2001. These options vest eighteen months from the date of grant and expire five years from the date of grant. Compensation expense recognized for these options during the six months ended June 30, 2001 was not material.


     During 2000, the Company granted, to employees and directors, options to purchase 2,217,499 shares of common stock at a price of $1.50 per share, which management believes represented the market price on the date of grant. Of these options granted, 1,696,666 shares are fully vested on the date of grant and the remaining options are exercisable ratably over two to five years from the grant date. The options expire from three to five years from the date of grant.


     In December 2000 and the six months ended June 30, 2001, the Company granted, to directors, options to purchase 100,000 and 300,000 shares, respectively, of common stock, at an exercise price equal to 85 percent of the 10-day average price per share prior to vesting at the end of every full calendar year (or proportion thereof) served as a director. Compensation expense recognized during 2000 was not material and the six months ended June 30, 2001 was $120,473. The options expire five years from the date of grant.


     On November 20, 2000 and December 1, 2000, the Company granted, to two employees, options to purchase 50,000 shares and 500,000 shares, respectively, of common stock at an exercise price equal to the lowest trade price in the 12 months of trading prior to vesting. Such options vest over a period of five years, 10,000 shares and 100,000 shares, respectively, per year on the anniversary of employment. During 2000, the option price was equal to fair market value of $1.50 and thus no compensation expense has been recognized. During the six months ended June 30, 2001, the Company recognized compensation expense related to these options of $320,833. The options expire five years from the date of grant. During the six months ended June 30, 2001, the Company granted, to two employees, options to purchase 80,000 shares of common stock at an exercise price equal to 85 percent of the fair market value on the vesting date. Compensation expense recognized in the six months ended June 30, 2001 was $13,000. The options expire five years from the date of grant.

     The Company applies Accounting Principles Opinion No. 25 in accounting for stock options, accordingly, no compensation cost has been recognized for its stock options granted at or above fair market value in the accompanying financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net loss and net loss per diluted share would have been increased to the pro forma amounts indicated below:



                                         SIX MONTHS
                                           ENDED             JANUARY 12, 2000
                                        JUNE 30, 2001        (INCEPTION) TO
                                          (UNAUDITED)      DECEMBER 31, 2000
                                        -------------        --------------
      Net loss:
        As reported                    $  (23,742,303)      $  (10,457,038)
        Pro forma                         (23,872,930)         (10,554,109)
      Net loss per diluted share:
        As reported                    $        (0.40)      $        (0.20)
        Pro forma                               (0.40)               (0.21)




     The per share weighted-average fair value of stock options granted during 2000 was $.15 per share on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: expected dividend yield 0 percent, average risk-free interest rate of 5.63 percent, expected volatility of 0 percent, and an average expected life of
     2.4 years. The per share weighted-average fair value of stock options granted during the six months ended June 30, 2001 was $1.49 per share on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: expected dividend yield of 0 percent, average risk-free interest rate of 4.18 percent, expected volatility of 0 percent, and an average expected life of 2.7 years.



     The following tables summarize information about stock options outstanding at December 31, 2000 and June 30, 2001:



OPTIONS                                                           OPTIONS
OUTSTANDING                                                       EXERCISABLE
-----------                                                       -----------
                                                   Weighted                                                     Weighted
                          Number         Weighted  Average                        Shares          Weighted      Average
                          Outstanding at Average   Remaining                      Exercisable at  Average       Remaining
                          December 31,   Exercise  Contractual                    December 31,    Exercise      Contractual
Exercise Price            2000           Price     Life           Exercise Price  2000            Price         Life
---------------------------------------------------------------------------------------------------------------------------
$ 1.28           '          100,000      $ 1.28      5 years      $ 1.28                274        $ 1.28       5 years
$ 1.50                    2,214,959      $ 1.50      4 years      $ 1.50          1,720,502        $ 1.50     4.2 years
$ 1.50           ''         550,000      $ 1.50    4.9 years      $ 1.50                  0
$ 1.50           '''          2,500      $ 1.50    4.9 years      $ 1.50                  0
                          ---------                                               ---------
                          2,867,499      $ 1.49    4.2 years                      1,720,776        $ 1.50     4.2 years


OPTIONS                                                           OPTIONS
OUTSTANDING                                                       EXERCISABLE
-----------                                                       -----------
                                                   Weighted                                                     Weighted
                          Number         Weighted  Average                        Shares          Weighted      Average
                          Outstanding at Average   Remaining                      Exercisable at  Average       Remaining
                          June 30,       Exercise  Contractual                    June 30,        Exercise      Contractual
Exercise Price            2001           Price     Life           Exercise Price  2001            Price         Life
---------------------------------------------------------------------------------------------------------------------------
$ 1.50           ''       2,314,999      $ 1.50    3.6 years      $ 1.50          1,869,817       $ 1.50        3.8 years
$ 1.50           '''        550,000      $ 1.50    4.4 years      $ 1.50
$ 3.00                        2,500      $ 3.00    4.4 years      $ 3.00
$ 5.50           '          120,000      $ 5.50    4.6 years      $ 5.50
$ 5.53                      480,000      $ 5.53    4.4 years      $ 5.53            123,562       $ 5.53        4.7 years
                          ---------                                               ---------
                          3,467,499      $ 2.20    3.9 years                      1,993,379       $ 1.75        3.8 years

' Represents exercise price at 85% of 10-day average prior to vesting. '' Represents exercise price at lowest price 12 months prior to vesting. ''' Represents exercise price to lowest price 3 months prior to vesting.




     During the six months ended June 30, 2001, the Company granted
     20,000 options to a non-employee at $1.50 per share as consideration for consulting services and recognized stock-based compensation expense of $37,332. The options are fully vested on the date of grant and are exercisable for a two-year period from the date of grant. The value of these consulting services was determined using the Black-Scholes valuation model using a weighted-average risk-free rate of 5.30 percent, volatility of 70 percent, and the actual term of two years.

     During 2000, the Company granted 666,668 options to non-employees at $1.50 per share as consideration for various consulting and other services, and recognized stock-based compensation expenses of $2,485,170 and $382,120, for the six months ended June 30, 2001 and through the period
     January 12, 2000 to December 31, 2000, respectively in connection with these options. The options vest upon the non-employee meeting certain milestones. The value of these services was determined using the Black-Scholes valuation model using a weighted-average risk-free rate of
     6.625 percent in 2000 and 5.06 percent in 2001, volatility of 70 percent in 2000 and 58 percent in 2001, and the actual term of five years. The value is being recognized over the period as the services are being rendered. Such options expire five years from the date of grant.



     In addition, the Company granted 100,000 options to a non-employee at $5.00 per share for the purchase of intellectual property. The options are fully vested on the date of grant. The value of the intellectual property was determined using the Black-Scholes valuation model using a risk-free rate of 5 percent, volatility of 70 percent, and the actual term of two years. The value is not significant. Such options expire two years from the date of grant.



     In June, 2001, the Company granted 150,000 warrants to a non-employee at $6.50 per share as consideration for public relations services, and recognized stock-based compensation expense of $534,577 for the six months ended June 30, 2001 in connection with the warrants. The value of the services was determined using the Black-Scholes valuation model using a risk-free rate of 5.06 percent, volatility of 58 percent, and the actual term of five years. The value of the warrants has been recognized as of June 30, 2001 as the warrants are fully vested and the services have been performed.

     In June, 2001, the Company granted 37,000 warrants to a non-employee at $6.50 per share as consideration for consulting services, and recognized stock-based compensation expense of $72,200 for the six months ended June 30, 2001 in connection with the warrants. The value of the warrants was determined using the Black-Scholes valuation model using a risk-free rate of 4.04 percent, volatility of 58 percent, and the actual term of one and a half years. The value has been recognized as of June 30, 2001 as the warrants are fully vested and earned.

     In April, 2001, the Company granted 1,700,000 warrants to a non-employee director at $1.50 per share as consideration for executing an Investment Agreement to purchase securities under an equity line (Note 16), and recognized stock-based compensation expense of $9,293,645 for the six months ended June 30, 2001 in connection with the warrants. The value of the warrants was determined using the Black-Scholes valuation model using a risk-free rate of 5.06 percent, volatility of 58 percent, and the actual term of five years. The value has been recognized immediately as there are no further performance commitments to earn the warrants.




     The Company accounts for stock options issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

12.  OPERATING LEASES


     The Company leases its corporate facilities at a current monthly rent of $8,343. The lease has scheduled rent increases from $8,343 to $9,390 over the life of the lease. Rent expense is being recognized on a straight-line basis over the term of the lease. The lease, which expires on March 31, 2005, may be extended for an additional three years. Rent expense for the six months ended June 30, 2001 was $52,714 and $83,463 for the period from January 12, 2000 (Inception) to December 31, 2000.

     In addition to the above building lease, Royce leases a building used in its operations in New Orleans at a monthly rent of $4,280. Of this amount, $1,070 a month is paid to Royce by a related company under a sublease agreement. The original building lease expired on March 31, 2000. Effective April 1, 2000, the lease was extended for a five-year term expiring March 31, 2005, requiring monthly payments of $4,450. Rent under this lease charged to operations for the six months ended June 30, 2001 and June 30, 2000 was $26,700 and $25,680, respectively net of sublease income of $0 and $6,420, respectively. Rent under this lease charged to operations from June 23, 2000 to December 31, 2000 was $20,280, net of sublease income of $6,420. Rent under this lease charged to operations for the 175-day period ended June 23, 2000 was $19,000, net of sublease rental income of $6,200. Rent under this lease charged to 1999 operations was $38,520, net of sublease rental income of $12,840.

     In August 2000, Royce began leasing additional facilities in New Orleans at a monthly rent of $3,371. The lease expires on August 15, 2002. Rent under this lease charged to operations for the six months ended June 30, 2001 was $11,949 and during 2000 was $15,170. On February 15, 2001, the Company entered into an addendum to this lease to increase the amount of manufacturing space to 16,032 square feet. The expense for this addendum and increase in leased space increased the monthly payments of the leased space to $4,289 from $3,371.

     In June 2001, the Company entered into a lease for a 130,000 square foot manufacturing facility, located in New Orleans, Louisiana. The lease has a term of 10 years, beginning on July 1, 2001, with two options to extend the lease for an additional five years each. The rental expense of this lease is $38,860 per month for the first seven years and $35,208 per month for the remaining term of the lease and the two additional five year options. Currently, another party is leasing space in this location and so long as the other party tenders its monthly payment of $19,449, then the Company will be credited that amount resulting in a rental expense of the Company of $15,759 per month. The term of the lease of the other party expires June 30, 2002 and there is no guarantee such lease will continue past the expiration date.

     The Company also leases office space in Barrie, Ontario, Canada at a current rate of $3,950 per month. The lease term is for five years, expiring June 30, 2006, with a one 5-year option to renew. Rent expense was $7,913 for the period April 12, 2001 to June 30, 2001.

     The Company also leases office space in Vic, Spain at a current monthly rent of $555 per month, with provisions for inflationary increases. The lease is for a term of ten years, expiring on June 1, 2010. Rent expense was $3,330 and $3,325 for the six months ended June 30, 2001 and for the period from June 1, 2000 to December 31, 2000, respectively.

     The Company also leases three automobiles at monthly rates of $1,134, $496 and $342, which expire in May 2002, November 2002 and December 2003, respectively. For the six months ended June 30, 2001 and for the period from January 12, 2000 (Inception) to December 31, 2000, lease expense charged to operations was $11,834 and $7,940, respectively.

     Minimum required future rental payments under operating leases are as follows:


          Six Months Ended December 31, 2001              $   230,258
          Year Ended 2002                                     551,653
          Year Ended 2003                                     679,827
          Year Ended 2004                                     678,981
          Year Ended 2005                                     550,790
          Year Ended 2006                                     490,020
          Thereafter                                        1,966,968
                                                           ----------
                                                           $5,148,497
                                                           ==========


13.  RELATED PARTY TRANSACTIONS AND MAJOR SUPPLIERS

     On January 24, 2001, the Company completed its acquisition of PolyCast, Inc. Royce purchased certain inventory from PolyCast, Inc. The inventory purchases totaled approximately $90,000 for the period from January 1, 2001 to January 24, 2001 (prior to acquisition) (18 percent of total inventory purchases), and $300,000 from January 1, 2000 to June 23, 2000 (27 percent of total inventory purchases), and $250,000 (25 percent of total inventory purchases) for the period from June 23, 2000 to December 31, 2000, and $400,000 (22 percent of total inventory purchases) for 1999. The amount owed to PolyCast, Inc. was $212,703 at December 31, 2000.

     In addition, Royce purchases a majority of its electronic components from an unrelated supplier. Such inventory purchases totaled approximately $357,786 (28 percent of total inventory purchases) for the six months ended June 30, 2001 and $270,000 (25 percent of total inventory purchases) from January 1, 2000 to June 23, 2000 and

     $220,000 (26 percent of total inventory purchases) for the period from June 23, 2000 to December 31, 2000 and $630,000 (34 percent of total inventory purchases) for 1999.

     The Company has a note receivable from a stockholder of the Company in the amount of $100,000. The note bears interest at 8 percent per annum. The unsecured note has no prepayment penalties, and the unpaid principal and interest are due in June 2003.

     The Company has two notes receivables from employees in the amounts of $75,000 and $4,491. The unsecured notes bear interest at 8 percent per annum and are payable on December 11, 2001 and June 23, 2003, respectively.

     The Company paid an affiliate, IWM Proprietary, Ltd. (an Australian Company), $1,813,030 for the six months ended June 30, 2001 (including stock based compensation of $1,208,262), $710,653 (including stock-based compensation of $79,198) for the period January 12, 2000 (inception) to June 30, 2000 and $1,594,390 (including stock-based compensation of $158,396) for the period from January 12, 2000 to December 31, 2000 for research and development of the technology to treat wastewater emanating from animal feeding operations. The Company has an exclusive licensing agreement pursuant to which it was granted the rights to the BIOLOC system in exchange for reimbursement of all costs incurred by IWM Proprietary, Ltd. At December 31, 2000, development of the technology was substantially complete. This was charged to research and development expense. In addition, IWM Proprietary paid Royce $100,000 for the design of a controller, which Royce recognized as revenues in the 175-day period ended June 23, 2000.



     The Private Financing Group ("TPFG") is beneficially owned by Jay Bartelstone, one of the Company's directors. The company entered into an agreement with TPFG whereby TPFG would introduce certain strategic parties to the Company and in return would receive consulting and introduction fees. In July 2001, TPFG earned $650,000 and warrants exercisable for a period of five years to purchase 1,200,000 of IWM common stock at an exercise price of $1.50 per share in connection with services rendered in connection with the Investment Agreement with Swartz Private Equity, LLC. Pursuant to the agreement referred to above, which was subsequently amended in August 2001, in connection with the execution of agreements for an equity transaction, TPFG is entitled to receive warrants equal to 50% of the amount of warrants, if any, issued to the party introduced to the Company by TPFG at an exercise price equal to the exercise price of the warrants issued to the introduced party and fees equal to the greater of 1% of the gross amount of the equity funding committed or 5.6% of the amount funding actually utilized. In addition, in connection with services rendered in a proposed debt transaction, TPFG is entitled to receive (i) warrants equal to 10% of the amount to be provided at an exercise price equal to the lower of $1.50 or the closing bid price for shares of our common stock on the date the transaction is completed, and (ii) fees equal to 2.75% of the gross amount of committed funding. In addition, TPFG earned, during the six months ended June 30, 2001, 400,000 shares of common stock in connection with services rendered in connection with the completion of the Company's business plan, the retention of an investor relations entity and for rendering advisory services rendered during the period from January 2000 through June 2001. Such shares have not been issued as of June 30, 2001.



14.  COMMITMENTS AND CONTINGENCIES

     LICENSE AGREEMENT - On June 23, 2000, concurrent with the acquisition of Royce, the Company entered into an agreement with Photonic Sensor Systems, Inc. ("Photonic") whereby Photonic granted the Company the exclusive, worldwide license to use and sell its optical sensor chip technology in five new applications to be developed by Photonic. In addition, Photonic, which will retain the exclusive right to make the optical sensor chips, agreed that the Company has the exclusive contract to purchase optical sensor chips from Photonic and Photonic has an exclusive contract to sell the optical sensor chips to the Company. The purchase price per chip will be determined in good faith between the parties. The Company agreed to purchase from Photonic, beginning in calendar year 2005, not less than $2 million of optical sensor chips per calendar year, and beginning in calendar year 2007, $3 million per calendar year.

     The Company also agreed to pay Photonic an initial payment of $250,000, payable no later than six months after the execution of the agreement for the development of the first new application of the optical sensor chip technology. Payments per the agreement shall be subject to attaining certain milestones in the development of the applications. Subsequent payments totaling $1,000,000 shall be payable over a period of not less than four years, at a rate not less than $250,000 per year. As of June 30, 2001 and December 31, 2000, the Company paid Photonic $250,000 and $170,000, respectively, which was charged to research and development expense.

     ROYCE - On July 23, 2000, the former owners of Royce, representing 300,000 of the shares that were redeemed, filed suit against Royce, an officer of Royce, and an affiliate, contending that the affiliate was overpaid for certain items purchased by Royce. Royce won a summary judgment against the former owners of Royce, who have subsequently filed for a new trial. In the opinion of management, the suit is without merit and will have no significant effect on the financial position, results of operations, or cash flows of the Company.

     EMPLOYMENT AGREEMENTS - The Company has employment and compensation agreements with two key officers of the Company. The agreements provide that each officer earns a minimum of $350,000, increased annually at 7% per year, through 2006. The Agreements entitle each officer to a bonus of 1% of pretax income but no less than $50,000 in any year.

     The Company has other employment agreements with certain key members of management that provide for aggregate minimum annual base compensation of $ 1,085,000 expiring on various dates through November 20, 2005. On July 16, 2001 and July 27, 2001 two key members of management resigned from their positions decreasing the aggregate minimum annual base compensation to $535,000.

     ABM TECHNOLOGIES - On June 20, 2001 the Company entered into a distributorship agreement with ABM Technologies ("ABM")whereby ABM was appointed the Company exclusive BIOLOC distributor in Canada. The three-year term commences on July 2, 2001 with an option to renew for another three years. Within 14 days of the execution of the agreement, the distributor shall place an order for a minimum of 25 BIOLOC units. The BIOLOC will be sold at the price of US$42,000 per unit. In order to maintain its exclusivity, the distributor must purchase a minimum number of units per year. In the event the distributor fails to meet the minimum order in any one year, the exclusivity provision of the agreement shall be terminated and the distributor may continue for the balance of the term as a non-exclusive distributor.

     THE BLUE APPLE COMPANY - On July 4, 2001 the Company entered into a distribution agreement with The Blue Apple Company ("Blue Apple") whereby Blue Apple was appointed the exclusive distributor in Belgium, The Netherlands, Denmark, Luxembourg, Switzerland and Italy to distribute the BIOLOC. The term is for five years. The distributor shall place an initial order for 25 BIOLOC units at US$40,000 per unit. For year 2001, the minimum order will be 40 units per month that the Agreement is in effect. Subsequently, the distributor will order no less than 500 units per year. If the distributor does not order at least 500 per calendar year, the Company has the right to appoint another distributor without compensation to Blue Apple. For each unit purchased by the distributor in excess of 500 units per calendar year, the Company shall issue to distributor warrants to purchase 100 shares of common stock of the Company at 85% of the market price calculated using the average closing price over the previous 30 days prior to the order for units in excess of 500 units. Warrants will be issued quarterly and will be valid for a period of 12 months from date of issuance.

15.  SEGMENT, GEOGRAPHIC, AND PRODUCT INFORMATION

     The Company currently operates in one reportable segment and sells one product, which is water quality instrumentation. The Company did not have any sales to an individual foreign country exceeding 10 percent of total sales for any period presented. Foreign countries with which the Company does most of its international business include, Canada, Australia, Taiwan, United Kingdom, France, Israel, Korea and China. The following are summaries of sales to geographic areas based on the location of the entity purchasing the Company's product within the segment:



                                                                                                PREDECESSOR
                                       SIX MONTHS     JANUARY 12,        JANUARY 12,     -----------------------------
                                          ENDED           2000              2000           175-DAY
                                        JUNE 30,     (INCEPTION) TO    (INCEPTION) TO    PERIOD ENDED    YEAR ENDED
                                          2001       JUNE 30, 2000       DECEMBER 31,     JUNE 23, 2000   DECEMBER 31,
                                       (UNAUDITED)    (UNAUDITED)          2000             2000           1999
                                     -------------   --------------     --------------    --------------  -----------
Sales by geography and products:
  Domestic:
    Instrumentation:
      Wastewater treatment              $1,349,159       $ 50,000          $1,391,607      $  783,835      $1,826,071
      Aquaculture                        1,271,093             --           1,153,493         716,420       1,012,704
      OEM                                     --               --              73,032         118,235         154,203
    Repairs                                 43,225             --              93,709          50,362         112,694
    Parts                                    7,233             --             127,799         218,746         455,378
                                        ----------       --------          ----------      ----------      ----------
                                         2,670,710         50,000           2,839,640       1,887,598       3,561,050
                                        ----------       --------          ----------      ----------      ----------
  International - Instrumentation:
      Wastewater treatment                 558,197         60,000             721,000         698,708       1,605,553
      OEM                                     --               --                --           113,142         168,050
      Aquaculture                            3,651             --                --              --              --
      Related party                           --               --                --           100,000            --
                                        ----------       --------          ----------      ----------      ----------
                                           561,848         60,000             721,000         911,850       1,773,603
                                        $3,232,558       $110,000          $3,560,640      $2,799,448      $5,334,653
                                        ==========       ========          ==========      ==========      ==========


16.  OTHER FINANCING ARRANGEMENTS AND SUBSEQUENT EVENTS

     SWARTZ PRIVATE EQUITY, LLC - On April 25, 2001, IWM entered into an Investment Agreement with Swartz Private Equity, LLC ("Swartz") for a private equity line of common stock pursuant to Regulation D. The $40 million equity line is subject to an effective registration statement covering the shares of common stock to be purchased by Swartz and the shares of common stock issuable upon exercise of the warrants described below. Under the terms of the Investment Agreement, IWM shall have the right to Put Common Stock to Swartz subject to certain limitations and conditions. Such shares will be purchased on the twentieth business day following delivery of a notice to Swartz of the intent to exercise our rights under the Investment Agreement. In no event will Swartz be required to purchase in excess of (i) 1,500,000 shares of common stock at any one time, (ii) a number of shares representing more than 20% of the aggregate daily trading volume for shares of our common stock for the 20 business days following delivery of the notice referred to above (the "Put Period"),
     (iii) a number of shares which, when multiplied by the purchase price, exceeds $2.0 million, or (iv) a number of shares which, when added with all shares purchased by Swartz during the preceding 61 days, exceeds 9.9% of the number of outstanding shares of our common stock. Swartz shall purchase IWM common stock at a purchase price equal to the lesser of (i) 93% of the "market price" less $.25 or (ii) 93% of the "market price," subject to a floor price. Market price shall equal the average of the three lowest volume weighted average prices published daily by Bloomberg of the common stock during the 20 business days following each Put date. As compensation to enter into and service the Equity Line Commitment, Swartz shall receive upon execution of the agreement, a warrant to purchase 1,700,000 shares of IWM common stock. The first 566,666 warrants shall have an exercise price of $1.50 and were exercisable as of June 30, 2001. The remaining 1,133,334 warrants shall have an exercise price equal to the lowest closing price for the 5 trading days prior to the execution of the agreement or $1.50 if the IWM stock is not yet trading. Of the 1,133,334 warrants, 566,667 are exercisable upon the execution of an Investment Agreement which occurred in July 2001 and 566,667 are exercisable upon the sooner of six months from the date of the Letter Agreement (April 25, 2001) or the date of an effective registration. In July 2001 Swartz also received Performance Warrants of 700,000 shares which shall vest from the date that Swartz executed the Investment Agreement in July 2001 pursuant to the Letter of Agreement at the rate of 140,000 shares every 6 months. The Performance Warrants shall have an exercise price equal to the lowest closing price for the 5 trading days prior to the date they vest with Swartz. TPFG earned $650,000 and warrants to purchase 1,200,000 shares of IWM common stock at an exercise price of $1.50 per share in connection with the execution of the Investment Agreement in July 2001.


     GE CAPITAL COMMERCIAL SERVICES - On May 22, 2001 GE Capital Commercial Services ("GECCS") submitted to IWM a proposal for the establishment of a non-recourse collection date factoring agreement with advances up to 80% against eligible factored account receivables. Interest on the advances will be charged at prime plus 1%. The total facility will be $5 million.


     KING TRADE CAPITAL - On May 8, 2001, King Trade Capital offered to provide IWM production financing. KTC will secure payment to IWM's suppliers for goods to be assembled into the BIOLOC.


17.  SUPPLEMENTAL CASH FLOW INFORMATION

     On June 23, 2000, the Company purchased Royce Instrument Corporation.

     The purchase was recorded as follows:

              Cash Paid                   $   391,857
              Common Stock Issued             408,144
              Professional fees                16,210
                                          -----------
              Total Consideration             816,211
                                          -----------
              Assets acquired               2,442,931
              Liabilities assumed          (2,291,798)
                                          -----------
              Fair value of net assets        151,133
                                          -----------
              Goodwill                    $   665,078
                                          ===========

     For the 175-day period ended June 23, 2000, Royce purchased equipment through financing by the seller for $29,554.

     On January 12, 2000 (Inception), the Company issued 14,000,000 shares of common stock to two stockholders in exchange for notes receivable of $805,000. The notes receivable from the stockholders were subsequently paid on December 31, 2000.

     On October 25, 2000, pursuant to an Agreement and Plan of Merger, the Company issued 2,914,913 shares of common stock for a public shell Company not having any assets, liabilities, or operations. The Company also issued 1,457,456 shares of common stock as a finder's fee, which was valued at $2,186,184.

     During 2000, the Company granted 666,668 options to non-employees and recognized stock-based compensation expense of $2,485,181 and $382,120 for the six months ended June 30, 2001 and for the period from January 12, 2000 (Inception) to December 31, 2000, respectively. During the six months ended June 30, 2001, the Company granted 20,000 options to a non-employee and recognized stock-based compensation expense of $37,332.

     For the six months ended June 30, 2001, the Company recognized stock-based compensation expense of $611,015 related to stock options granted to employees.

     For the six months ended June 30, 2001, the Company issued 10,000 shares of Common Stock to a director valued at $30,000, 10,000 shares of Common Stock to a non-employee for services valued at $30,000 and 5,000 share of common stock to a company for services rendered valued at $32,500.

     In June, 2001, the Company granted 150,000 warrants to a non-employee at $6.50 per share as consideration for public relations services, and recognized stock-based compensation expense of $534,577 for the six months ended June 30, 2001 in connection with the warrants.

     In June, 2001, the Company granted 37,000 warrants to a non-employee at $6.50 per share as consideration for consulting services, and recognized stock-based compensation expense of $72,200 for the six months ended June 30, 2001 in connection with the warrants.

     In April, 2001, the Company granted 1,700,000 warrants to a non-employee at $1.50 per share as consideration for executing an agreement to purchase securities under an equity line, and recognized stock-based compensation expense of $9,293,645 for the six months ended June 30, 2001 in connection with the warrants.

     In April 2001, a non-employee earned 400,000 shares of common stock for consulting services valued at $2,600,000. Such shares have not been issued as of June 30, 2001.

     On January 24, 2001, the Company purchased Polycast Corporation.

     The purchase was recorded as follows:


            Forgiveness of Debt               (249,498)
            Common stock issued                300,000
            Professional Fees                    3,465
                                             ---------
            Total consideration                 53,967
                                             ---------
            Assets acquired                     32,174
            Liabilities assumed                (45,614)
                                             ---------
            Fair value of net liabilities      (13,440)
                                             ---------
            Goodwill                         $  67,407
                                             =========

     On April 12, 2001, the Company purchased HydraStatic Systems Inc.

     The purchase price was recorded as follows:


            Cash payable                          $   200,000
            Common stock issued                     1,800,000
            Stock options granted (See Note 2)      3,557,034
            Forgiveness of advances                   202,083
            Professional fees                          34,865
                                                  -----------
            Total consideration                     5,793,982
            Assets acquired                           205,346
            Liabilities assumed                      (308,311)
                                                  -----------
            Fair value of net liabilities            (102,965)
                                                  -----------
            Goodwill                              $ 5,896,947
                                                  ===========

18.  GOING CONCERN

     GOING CONCERN - The Company has incurred net losses of $10,573,107 during 2000 and $23,742,303 during the six months ended June 30, 2001. In addition, the Company experienced an overall decrease in cash of $2,520,776 during the six months ended June 30, 2001 and has a negative working capital of $1,238,062 as of June 30, 2001.

     Management now estimates that funds needed prior to generating positive cash flow from sales of the BIOLOC system is estimated to exceed cash on hand. In order to arrive at positive cash flow from sales of the BIOLOC system, management estimates $5,000,000 will be required over the next three months. Based on the Company's use of cash, without obtaining additional funds, management estimates that they will exhaust their cash supply by October 1, 2001. Should this occur, the Company will discontinue its efforts to produce the BIOLOC system until such funds become available. In such an event, management plans to eliminate all costs and expenditures not related to the operations of Royce and its other acquired companies. Nevertheless, under these circumstances, there is substantial doubt that the cash flows from the operations of Royce and the other acquired entities will be sufficient to sustain foreseeable on-going operations.

     Management is trying to obtain funds from various sources although there can be no assurance that the required financing will be available on terms acceptable to the Company.

     In July 2001, the Company entered into a commitment for the sale of common stock up to an aggregate amount equal to $40 million dollars with a financial institution subject to an effective registration statement. The equity line allows this financial institution to purchase shares per month subject to trading volume limitations at a price per share, during a twenty day window, of the lesser of (i) the average of the three lowest volume weighted average prices during the Put Period ("Market Price") less $0.25 or (ii) 93% of the Market Price.

     In addition, the Company has entered into a proposed production financing agreement with a financial institution whereby the lender will secure payment to the company's vendors for goods to be assembled into the BIOLOC system. The total facility would be up to $5 million dollars.

     Also, the Company has entered into a proposed factoring and working capital facility that calls for a non-recourse factoring agreement with advances up to 80% against eligible factored accounts receivable.

                          INDEPENDENT AUDITOR'S REPORT

To the Shareholders of
Hydra-Static Systems Inc.

We have audited the balance sheet of Hydra-Static Systems Inc. as at December 31, 2000 and the statements of operations and accumulated deficit and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America and Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and the results of its operations and deficit and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America and Canada.

BDO DUNWOODY LLP

Chartered Accountants

Barrie, Ontario
May 4, 2001

===============================================================================
                                                      HYDRA-STATIC SYSTEMS INC.
                                                                 BALANCE SHEETS
                                                        (Amounts in Canadian $)

                                                                  April 12       December 31
                                                                      2001              2000
--------------------------------------------------------------------------------------------
                                                               (Unaudited)
Assets
Current
  Cash                                                           $      --          $   1,046
  Accounts receivable                                                3,530                 --
  Prepaid expenses                                                     114                114
                                                                 ----------------------------
                                                                     3,644              1,160
                                                                 ----------------------------

Capital Assets, at cost (note 2)                                   325,996            265,937
  Less accumulated depreciation                                     31,416             16,459
                                                                 ----------------------------
                                                                   294,580            249,478
                                                                 ----------------------------
                                                                 $ 298,224          $ 250,638
=============================================================================================

Liabilities and Shareholders' Deficiency

Current

  Bank Indebtedness (Note 3)                                     $   4,041          $      --
  Demand operating bank loan (note 3)                               10,000             95,000
  Accounts payable                                                  44,437             20,136
  Principal portion of long-term debt due
    within one year (note 2)                                        25,000             25,000
                                                                 ----------------------------
                                                                    83,478            140,136
                                                                 ----------------------------
Long-Term Debt
  Due to InterGlobal Waste Management Inc (note 4)                 302,435                --
  Due to shareholders, no interest, no due date                    176,000            176,000
  Small business bank loan, repayable $2,083 per month,
    plus interest at bank prime rate plus 3%, due 2010 (note 3)    239,583            245,833
                                                                 ----------------------------
                                                                   718,018            421,833
  Principal portion of long-term debt due within one year
    (note 3)                                                        25,000             25,000
                                                                 ----------------------------
                                                                   693,018            396,833
                                                                 ----------------------------
Commitment (note 6)
Shareholders' Deficiency
  Share capital Authorized: Unrestricted common shares
    Share capital Issued: 100 common shares                            100                100
  Accumulated Deficit                                             (478,372)          (286,431)
                                                                 ----------------------------
                                                                  (478,272)          (286,331)
                                                                 ----------------------------
                                                                  $298,224          $ 250,638
=============================================================================================



See Notes to financial statements

================================================================================

                                                       HYDRA-STATIC SYSTEMS INC.
                                STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
                                                         (Amounts in Canadian $)


                                     FOR THE 102-DAY PERIOD
                                                      ENDED         12 MONTHS
                                                  APRIL 12,      DECEMBER 31,
                                                       2001              2000
--------------------------------------------------------------------------------
                                                (Unaudited)
Sales                                             $      --         $      --
                                                  ----------------------------
Expenses
  Administrative                                    129,047           144,548
  Laboratory                                         47,493           116,575
  Plant                                              15,401            25,308
                                                  ----------------------------
                                                    191,941           286,431
                                                  ----------------------------
Net loss for the period                            (191,941)         (286,431)
Accumulated Deficit, beginning of year             (286,431)               --
                                                  ----------------------------
Accumulated Deficit, end of period                $(478,372)        $(286,431)
==============================================================================

See notes to financial statements

================================================================================
                                                       HYDRA-STATIC SYSTEMS INC.
                                                       STATEMENTS OF CASH FLOWS
                                                        (Amounts in Canadian $)



                                                  FOR THE 102-DAY PERIOD              12 MONTHS
                                                         ENDED APRIL 12,           DECEMBER 31,
                                                                    2001                   2000
                                                             (UNAUDITED)
-----------------------------------------------------------------------------------------------
Cash flows from operating activities
   Net loss                                                   $(191,941)             $(286,431)
   Adjustments for depreciation                                  14,957                 16,459
                                                              --------------------------------
                                                               (176,984)              (269,972)
Changes in non-cash working capital balances
   Accounts receivable increase                                  (3,530)                    --
   Prepaid expenses increase                                                              (114)
   Accounts payable and accrued liabilities increases            24,301                 20,136
                                                              --------------------------------
                                                               (156,213)              (249,950)
                                                              --------------------------------

Cash flows from investing activities
   Purchase of capital assets                                   (60,059)              (265,937)
                                                              --------------------------------

Cash flows from financing activities
   Increase (decrease) in bank and shareholder loans            (91,250)               516,833
   Advances from InterGlobal Waste Management Inc.              302,435                     --
   Increase in bank indebtedness                                  4,041                     --
   Issue of common shares                                                                  100
                                                              --------------------------------
                                                                215,226                516,933
                                                              --------------------------------

Net inflow (outflow) of cash during the period                   (1,046)                 1,046

Cash, beginning of period                                         1,046                     --
                                                              --------------------------------
Cash, end of period                                           $      --              $   1,046
==============================================================================================

See notes to financial statements

================================================================================
                                                       HYDRA-STATIC SYSTEMS INC.
                                               NOTES TO THE FINANCIAL STATEMENTS

For the year ended December 31, 2000 and for the 102-day period ended April 12, 2001 (unaudited)
--------------------------------------------------------------------------------
1. NAME OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS  Hydra-Static Systems Inc. has developed high voltage water treatment technologies. The Company is in the process of selling those treatment solutions to residential, municipal, agricultural and industrial water users.

USE OF ESTIMATES    The preparation of financial statements in accordance with
                    Canadian and United States of America generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future.

CAPITAL ASSETS      Capital assets are recorded at cost. Depreciation based on the estimated useful life of the asset is as follow:



                    Production and laboratory equipment  - 20% diminishing balance basis
                    Computers                            - 30% diminishing balance basis
                    Leasehold improvements               - 20% straight line basis
                    Office equipment                     - 20% diminishing balance basis



FINANCIAL
 INSTRUMENTS        The Company's financial instruments consist of cash,
                    prepaid expenses, operating loan, accounts payable and long-term bank loan. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

                    The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

FOREIGN CURRENCY
 TRANSLATION        The Company holds certain net monetary assets which are
                    translated into Canadian dollars using the year-end exchange rate. Gains or losses resulting from these translation adjustments are included in income.

UNAUDITED FINANCIAL
 STATEMENTS         In the opinion of management, the unaudited financial
                    statements have been prepared on the same basis as the audited financial statements for the year ended December
                    31, 2000 and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations as of such dates and for such periods.

================================================================================
                                                      HYDRA-STATIC SYSTEMS, INC.
                                               NOTES TO THE FINANCIAL STATEMENTS


--------------------------------------------------------------------------------
2.   CAPITAL ASSETS



                                           APRIL 12,                DECEMBER 31,
                                                2001                        2000
                            ----------------------------------------------------
                                          (UNAUDITED)

                                         ACCUMULATED                 ACCUMULATED
                                COST    DEPRECIATION        COST    DEPRECIATION
                            ----------------------------------------------------
     Production equipment   $  3,544        $    313    $  3,544        $    122
     Office equipment         30,846           3,449      30,846           1,827
     Laboratory equipment    225,268          21,194     174,525          10,615
     Computers                22,549           2,706      14,033           1,280
     Leasehold Improvements   43,789           3,754      42,989           2,615
                            ----------------------------------------------------
                            $325,996          31,416    $265,937          16,459
                            ----------------------------------------------------
     Net book value                         $294,580                    $249,478
                            ====================================================


--------------------------------------------------------------------------------

3.   BANK LOANS

     The bank indebtedness and operating demand loan is secured by a general security agreement and the personal guarantee or one of the shareholders.

     The Small Business Loan is secured by a charge over the capital assets of the company and the personal guarantee of one of the shareholders.

     Principal repayments on the term loan amount to $25,000 per year until 2010.

--------------------------------------------------------------------------------

4.   DUE TO INTER GLOBAL WASTE MANAGEMENT INC

     These unsecured advances are forgivable at the Issuer's option and are interest free.

--------------------------------------------------------------------------------

================================================================================
                                                       HYDRA-STATIC SYSTEMS INC.
                                               NOTES TO THE FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

5.   Scientific Research and Experimental Development Tax Credits

     The corporation has filed claims with the federal and provincial governments for Scientific Research and Experimental Development tax credits. The credits are available for specified research and development activities. The refundable claims amount to $89,000 and must be verified and approved by the government. The ultimate amount recoverable is not determinable at this time and will not be recorded in the accounts until received.

     On an ongoing basis, Canadian Controlled Private Corporations are eligible for a 35% tax credit on eligible Scientific Research and Experimental Development expenditures of which 40% is refundable. Other corporations qualify for a 20% non-refundable tax credit which can be carried forward to reduce future income taxes.

--------------------------------------------------------------------------------

6.   Commitments

     The Company has an obligation under a long-term lease for its premises up to May 2005 at $8,500 per month.

--------------------------------------------------------------------------------

7.   Financial Instruments

     (a) Interest risk

         It is management's opinion that the Company is not exposed to significant interest risks arising from its financial instruments.

     (b) Fair value

         Short-term investments, accounts receivable, accounts payable and accrued liabilities have short periods of maturity and the carrying values contained in the balance sheet approximate their fair values.

--------------------------------------------------------------------------------

8. Summary of Differences Between Canadian and US Generally Accepted Accounting Principles

         There is no material differences between Canadian and US generally accepted accounting principles.

--------------------------------------------------------------------------------

     UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

     The following unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2001 and the period from January 12, 2000 (Inception) to December 31, 2000 reflects Royce as a predecessor entity and gives effect to the merger which occurred on October 25, 2000 and the acquisitions of Polycast and Hydra-Static as if these transactions had occurred on January 12, 2000 (Inception). The unaudited pro forma condensed statements of operations are based on the historical financial statements of these entities, combined and adjusted using the purchase method of accounting.

     The purchase price for each respective transaction has been allocated to the assets and liabilities acquired based on preliminary estimates of their respective fair values. The unaudited pro forma condensed statements of operations does not give effect to any synergies or cost savings that we might realize as a result of these transactions.

     The unaudited pro forma condensed statements of operations do not purport to present the actual financial position or results of operations had the transactions and events assumed therein in fact occurred on the date specified, nor are the necessarily indicative of the financial position or results of operations that may be achieved in the future.

     The unaudited pro forma condensed statements of operations is based on certain assumptions and adjustments described in the notes to the unaudited pro forma condensed combined statement of position and the unaudited pro forma condensed combined statements of operations and should be read in conjunction therewith and the financial statements of Interglobal Waste Management, Inc. and Hydra-Static and the related notes thereto contained elsewhere in this document.

PROFORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
(Unaudited)
Period from January 12, 2000 (Inception) to December 31, 2000 and Six Months Ended June 30, 2001



                                             175-DAY      JANUARY 1,      JANUARY 1,
                             JANUARY 12,     PERIOD          2000           2000
                                2000          ENDED           TO             TO
                          (INCEPTION) TO    JUNE 23,      DECEMBER 31,   DECEMBER 31,
                            DECEMBER 31,      2000,           2000          2000                         PROFORMA
                               2000       (PREDECESSOR)    (POLYCAST)   (HYDRA-STATIC)  ELIMINATIONS     ADJUSTMENT     PROFORMA
                          -------------   -------------  -------------- -------------   ------------   ------------    -----------
Sales                        3,560,640      2,799,448       423,441          --         (423,441)          --           6,360,088
Cost of Sales                1,610,032      1,095,268       318,313          --         (423,441)          --           2,600,172
Gross Profit                 1,950,608      1,704,180       105,128          --             --             --           3,759,916
SG&A                        10,299,352      1,664,557        85,292       113,048           --        1,189,454(a)     13,351,703
R&D                            540,841        108,790          --          77,587           --             --             727,218
R&D - related party          1,594,390           --            --            --             --             --           1,594,390
Loss from Operations       (10,483,975)       (69,167)       19,836      (190,635)          --       (1,189,454)      (11,913,395)
Interest Expense               (67,496)       (42,355)         --            --             --             --            (109,851)
Other Income (Expense)          94,433         (4,547)         --            --             --             --              89,886
Net Loss                   (10,457,038)      (116,069)       19,836      (190,635)          --       (1,189,454)      (11,933,360)
Proforma weighted-
average shares
outstanding - basic
and diluted                       --             --            --            --             --             --          55,331,825

Proforma basic and
diluted loss per share            --             --            --            --             --             --               (0.22)





                                               JANUARY 1,
                                                  2001
                                SIX MONTHS         TO
                                  ENDED         JUNE 30,
                                 JUNE 30,        2001          PROFORMA
                                2001-IWM      HYDRA-STATIC     ADJUSTMENT        PROFORMA
                                --------      ------------     ----------       ----------
Sales                          3,232,558            --              --            3,232,558
Cost of Sales                  1,227,131            --              --            1,227,131
Gross Profit                   2,005,427            --              --            2,005,427
SG&A                          22,990,633         116,196         589,695(a)      23,696,524
R&D                              990,200           6,679            --              996,879
R&D - related party            1,813,030            --              --            1,813,030
Loss from Operations         (23,788,436)       (122,875)       (589,695)       (24,501,006)
Interest Expense                 (61,534)           --              --              (61,534)
Other Income                     107,667           9,600            --              117,267
Net Loss                     (23,742,303)       (113,275)       (589,695)       (24,445,273)
Proforma weighted-
  average shares
  outstanding - basic
  and diluted                       --              --              --           60,103,991
Proforma basic and
   diluted loss per share           --              --              --                (0.41)


(a) Adjustment to record amortization of recorded goodwill and other intangible assets based on straight-line method over the estimated lives of five to ten years.

        The discussion in their registration statement of the California Corporation Code, our Articles of Incorporation, and our Bylaws is not intended to be exhaustive and is qualified in its entirety by such statutes, our Articles of Incorporation and our Bylaws, respectively.

PART III

ITEM 1.  INDEX TO EXHIBITS

2.1      Articles of Incorporation of InterGlobal Waste Management, Inc.*

2.2      Restated Bylaws of InterGlobal Waste Management, Inc.*

6.1 Stock Purchase Agreement, dated January 10, 2000, by and between the Company and the Kensington Group.*

6.2 Agreement and Plan of Merger, dated October 25, 2000, by and among Hospitality Companies, Inc., Halter Financial Group, Inc. and
         IWM Subsidiary, Inc.*

6.3 Stock Exchange Agreement, dated as of June 23, 2000, by and among the Company Royce, James R. Dartez, Karen C. Gleason and Mary A. Gallodoro.*

6.4 First Amendment to Stock Exchange Agreement, dated August 21, 2000, by and among the Company, Royce Instruments Corporation, James R. Dartez, Karen C. Gleason, Mary A. Gallodoro and Ruby Ramsey*

6.5 Agreement, dated June, 2000, by and among the Company, Royce Instrument Corporation and Photonic Sensor Systems, Inc.*

6.6 License Agreement, dated January 15, 2000, by and between the Company and IWM Proprietary, Ltd.*

6.7 Stock Purchase Agreement, dated as of January 24, 2001, by and among the Company, PolyCast Corporation, James Dartez, James Thomas South, Sean E. Thomas, Warren P. Clark, David Radle, Karen Gleason, Michael Dalferes and Arthur Dalferes*

6.8      2000 Stock Option Plan of the Company*


6.9 Stock Purchase Agreement, dated March 31, 2001, by and among the Company, Hydra-Static Systems, Inc., Kenneth Gordon, Robert Monteith, Jeanne Hudlett, Thomas Ambeau and Rhodell Ambeau.*

6.10 Investment Agreement, dated July 13, 2001, by and between the Company and Swartz Private Equity, LLC.

6.11 Financial Advisory Agreement, dated December 27, 2000, by and between the Company and The Private Financing Group, Inc.

6.12 Warrant Antidilution Agreement, dated July 13, 2001, by and between the Company and Swartz Private Equity, LLC.

6.13 Registration Rights Agreement, dated July 13, 2001, by and between the Company and Swartz Private Equity, LLC.

6.14 Letter Agreement, dated August 20, 2001, by and between The Private Financing Group, Inc. and the Company amending the Financial Advisory Agreement dated December 27, 2000.

6.15 Employment Agreement, dated January 1, 2000, by and between the Company and Thomas G. Williams.*

6.16 Employment Agreement, dated January 1, 2000, by and between the Company and Harold A. Katersky.*

6.17 Employment Agreement, dated August 1, 2000, by and between the Company and Michael Handelman.*

6.18 Employment Agreement, dated November 20, 2000, by and between the Company and Stephen R. McCorkle.*

6.19 Employment Agreement, dated March 25, 2001, by and between the Company and Kwak Il-Hoon.*

10.1     Independent Auditors' Consent of Deloitte & Touche LLP dated May 22,
         2001.*


* Previously filed.

                                     III-1

SIGNATURES

         In accordance with Section 12 of the Securities Act of 1934, the Company caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


DATE:  August 24, 2001


                                        INTERGLOBAL WASTE MANAGEMENT, INC.



                                        By: /s/ MICHAEL D. HANDELMAN
                                            ------------------------------------
                                                 Michael D. Handelman
                                                 Chief Financial Officer


                                     III-2